As filed with the Securities and Exchange Commission
                                 on January 20, 1998

     PROSPECTUS


                           L-3 Communications Corporation

                10 3/8% Series B Senior Subordinated Notes due 2007

                             _________________________

     The 10 3/8% Series B Senior Subordinated Notes due 2007 (the "Exchange Notes") of L-3 Communications Corporation (the "Company" or "L-3") were issued in exchange for the 10 3/8% Senior Subordinated Notes due 2007 (the "Old Notes" and together with the Exchange Notes, the "Notes") by the Company.

     Interest on the Exchange Notes will be payable semi-annually on May 1 and November 1 of each year, commencing November 1, 1997. The Exchange Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after May 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, prior to May 1, 2000, the Company may redeem up to 35% of the aggregate principal amount of Exchange Notes at the redemption price set forth herein plus accrued and unpaid interest through the redemption date with the net cash proceeds of one or more Equity Offerings (as defined). The Exchange Notes will not be subject to any mandatory sinking fund. In the event of a Change of Control (as defined), each holder of Exchange Notes will have the right, at the holder's option, to require the Company to purchase such holder's Exchange Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of the Exchange Notes". The Company's ability to pay cash to the holders of Notes upon a purchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases.

     The Exchange Notes will be general unsecured obligations of the Company, subordinate in right of payment to all existing and future Senior Debt (as defined) of the Company. As of March 31, 1997, after giving pro forma effect to the Offering of the Old Notes, application of the net proceeds therefrom and borrowings under the Senior Credit Facilities (as defined), the Company would have had approximately $400.0 million of indebtedness outstanding, of which $175.0 million would have been Senior Debt (excluding letters of credit). See "Capitalization". On the date of issuance of the Exchange Notes, the Company will not have any subsidiaries; however, the Indenture (as defined) will permit the Company to create subsidiaries in the future.

     For a discussion of certain factors that should be considered in connection with an investment in the Exchange Notes, see "Risk Factors" beginning on page 15.

     THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Prospectus has been prepared for and is to be used by Lehman Brothers Inc. in connection with offers and sales in market-making transactions of the Exchange Notes. The Company will not receive any of the proceeds of such sales. Lehman Brothers Inc. may act as a principal or agent in such transactions. The Exchange Notes may be offered in negotiated transactions or otherwise.
                             _________________________

                                   LEHMAN BROTHERS
                             _________________________

                   The date of this Prospectus is January 20, 1998

                               AVAILABLE INFORMATION

          The Company has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Exchange Notes being offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Exchange Notes, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. As a result of the offering of the Exchange Notes, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports and other information with the Commission. The Registration Statement, such reports and other information can be inspected and copied at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at regional public reference facilities maintained by the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material, including copies of all or any portion of the Registration Statement, can be obtained from the Public Reference Section of the Commission at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

          So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it is required to furnish the information required to be filed with the Commission to the Trustee and the holders of the Old Notes and the Exchange Notes. The Company has agreed that, even if it is not required under the Exchange Act to furnish such information to the Commission, it will nonetheless continue to furnish information that would be required to be furnished by the Company by Section 13 of the Exchange Act to the Trustee and the holders of the Old Notes or Exchange Notes as if it were subject to such periodic reporting requirements.

                                 PROSPECTUS SUMMARY

          The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context requires otherwise: (i) "Businesses" or the "Predecessor" means the operations of Lockheed Martin Corporation and its subsidiaries that were acquired by the Company upon consummation of the Acquisition (as defined),
     (ii) "L-3" or the "Company" means L-3 Communications Corporation and the Businesses after giving effect to the Acquisition, (iii) "Holdings" means L-3 Communications Holdings, Inc., the Company's sole shareholder and (iv) "Lockheed Martin" means Lockheed Martin Corporation.

                                    The Company

          L-3 is a leading provider of sophisticated secure communication systems and specialized communication products including secure, high data rate communication systems, microwave components, avionics, and telemetry and instrumentation products. These systems and products are critical elements of virtually all major communication, command and control, intelligence gathering and space systems. The Company's systems and specialized products are used to connect a variety of airborne, space, ground and sea-based communication systems and are incorporated into the transmission, processing, recording, monitoring and dissemination functions of these communication systems. The Company's customers include the U.S. Department of Defense (the "DoD"), selected U.S. government (the "Government") intelligence agencies, major aerospace/defense prime contractors, foreign governments and commercial customers. In 1996, L-3 had pro forma sales of $675.3 million and pro forma operating income of $56.0 million. The Company's funded backlog as of December 31, 1996 was approximately $542.5 million.

          All of the Company's business units enjoy proprietary technologies and capabilities and are well positioned in their respective markets. Management has organized the Company's operations into two business areas: Secure Communication Systems and Specialized Communication Products. In 1996, these areas generated approximately $371.5 million and $303.8 million of pro forma sales, respectively, and $23.0 million and $33.0 million of pro forma operating income, respectively.

          Secure Communication Systems. L-3 is the established leader in secure, high data rate communications in support of military and other national agency reconnaissance and surveillance applications. The Company's Secure Communication Systems operations are located in Salt Lake City, Utah and Camden, New Jersey. Both operations are predominantly cost plus, sole source prime system contractors supporting long-term programs for the U.S. Armed Forces and classified customers. The Company's major secure communication programs and systems include: strategic and tactical signal intelligence systems that detect, collect, identify, analyze and disseminate information and related support contracts for military and national agency intelligence efforts; secure data links for airborne, satellite, ground and sea-based information collection and transmission; as well as secure telephone and network equipment. The Company believes that it has developed virtually every high bandwidth data link used by the military for surveillance and reconnaissance in operation today. In addition to these core Government programs, L-3 is expanding its business base into related commercial communication equipment markets, including applying its wireless communication expertise to develop local wireless loop equipment primarily for emerging market countries and rural areas where existing telecommunications infrastructure is inadequate or non-existent.

          Specialized Communication Products. This business area comprises the Microwave Components, Avionics, and Telemetry and Instrumentation Products operations of the Company.

          Microwave Components. L-3 is the preeminent worldwide supplier of commercial off-the-shelf, high performance microwave components and frequency monitoring equipment. L-3's microwave products are sold under the industry-recognized Narda brand name through a standard catalog to wireless, industrial and military communication markets. L-3 also provides state-of-the-art communication components including channel amplifiers and frequency filters for the commercial communications satellite market.

          Avionics. Avionics includes the Company's Aviation Recorders, Display Systems and Antenna Systems operations. L-3 is the world's leading manufacturer of commercial cockpit voice and flight data recorders ("black boxes"). These recorders are sold under the Fairchild brand name both on an original equipment manufacturer ("OEM") basis to aircraft manufacturers as well as directly to the world's major airlines for their existing fleets of aircraft. L-3 also provides military and high-end commercial displays for use on a number of DoD programs including the F-14, V-22, F-117 and E-2C. Further, L-3 manufactures high performance surveillance antennas and related equipment for U.S. Air Force and U.S. Navy aircraft including the F-16, AWACS, E-2C and B-2, as well as the U.K.'s Nimrod aircraft.

          Telemetry and Instrumentation Products. The Company's Telemetry and Instrumentation Products operations develop and manufacture commercial off-the-shelf, real-time data collection and transmission products and components for missile, aircraft and space-based electronic systems. These products are used to gather flight parameter data and other critical information and transmit it from air or space to the ground. Telemetry products are also used for range safety and training applications to simulate battlefield situations. Further, the Company is applying its technical capabilities in high data rate transmission to the medical image archiving market in partnership with the General Electric Company ("GE") through GE's medical systems business area ("GE Medical Systems").

     Industry Overview

          The defense industry has recently undergone significant changes precipitated by ongoing federal budget pressures and new roles and missions to reflect changing strategic and tactical threats. Since the mid-1980's, the overall U.S. defense budget has declined in real dollars. In response, the DoD has focused its resources on enhancing its military readiness, joint operations and multiple mission capabilities, and incorporating advanced electronics to improve the performance, reduce operating cost and extend the life expectancy of its existing and future platforms. The emphasis on system interoperability, force multipliers and providing battlefield commanders with real-time data is increasing the electronics content of nearly all of the major military procurement and research programs. As a result, the DoD's budget for communications and defense electronics is expected to grow. According to Federal Sources, an independent private consulting group, the defense budget for command, control, communications and intelligence ("C3I") is expected to increase from $30.0 billion in the fiscal year ended September 30, 1996 to $42.0 billion in the fiscal year ended
     September 30, 2002, a compound annual growth rate of 5.8%.

          The industry has also undergone dramatic consolidation resulting in the emergence of four dominant prime system contractors. One outgrowth of this consolidation among the remaining major prime contractors is their desire to limit purchases of products and sub-systems from one another. Despite this desire, there are numerous essential but non-strategic products, components and systems that are not economical for the major prime contractors to design, develop or manufacture for their own internal use. As the prime contractors continue to evaluate their core competencies and competitive position, focusing their resources on larger programs and platforms, the Company expects the prime contractors will seek to exit non-strategic business areas and procure these needed elements on more favorable terms from independent, commercially oriented merchant suppliers.

          The focus on cost control is also driving increased use of commercial off-the-shelf products for both upgrades of existing systems and in new systems. The Company believes the prime contractors will continue to be under pressure to reduce their costs and will increasingly seek to focus their resources and capabilities on major systems, turning to commercially oriented merchant suppliers to produce non-core sub-systems, components and products. Going forward, the successful merchant suppliers will use their resources to complement and support, rather than compete with the prime contractors. L-3 anticipates the relationship between the major prime contractors and their primary suppliers will, as in the automotive industry, develop into critical partnerships encompassing increasingly greater outsourcing of non-core products and systems by the prime contractors to their key merchant suppliers and increasing supplier participation in the development of future programs. Early involvement in the upgrading of existing systems and the design and engineering of new systems incorporating these outsourced products will provide top-tier suppliers, including the Company, with a competitive advantage in securing new business and provide the prime contractors with significant cost reduction opportunities through coordination of the design, development and manufacturing processes.

     Business Strategy

          L-3 intends to leverage its market position, diverse program base and favorable mix of cost plus to fixed price contracts to enhance its profitability, reduce its indebtedness and to establish itself as the premier merchant supplier of communication systems and products to the major prime contractors in the aerospace/defense industry as well as the Government. The Company's strategy to achieve these objectives includes:

          -- Expand Merchant Supplier Relationships. Senior Management (as defined) has developed strong relationships with virtually all of the prime contractors, the DoD and other major government agencies, enabling L-3 to identify business opportunities and anticipate customer needs. As an independent merchant supplier, the Company anticipates its future growth will be driven by expanding its share of existing programs and by participating in new programs. Management has already identified several opportunities where the Company believes it will be able to use its strong relationships to increase its business presence and allow its customers to reduce their costs. The Company also expects to benefit from increased outsourcing by prime contractors who in the past may have limited their purchases to captive suppliers and who are now expected to view L-3's capabilities on a more favorable basis given its status as an independent company.

          -- Support Customer Requirements. A significant portion of L-3's sales are derived from high-priority, long-term programs and from programs for which the Company has been the incumbent supplier, and in many cases acted as the sole provider, over many years. Approximately 67% of the Company's total pro forma 1996 sales were generated from sole source contracts. L-3's customer satisfaction and excellent performance record are evidenced by its performance-based award fees exceeding 90% on average over the past two years. Going forward, management believes prime contractors will award long-term, sole source, outsourcing contracts to the merchant supplier they believe is most capable on the basis of quality, responsiveness, design, engineering and program management support as well as cost. Reflecting L-3's strong competitive position, the Company has experienced a contract award win rate over the past two years of approximately 50% on new competitive contracts for which it competes and approximately 90% on contracts for which it is the incumbent. The Company intends to continue to align its research and development, manufacturing and new business efforts to complement its customers' requirements.

          -- Leverage Technical and Market Leadership Positions. L-3 has developed strong, proprietary technical capabilities that have enabled it to capture a number one or two market position in most of its key business areas, including secure, high data rate communication systems, solid state aviation recorders, advanced antenna systems and high performance microwave components. Over the past three years, the Company has invested over $100 million in Company-sponsored independent research and development, including bid and proposal costs, in addition to making substantial investments in its technical and manufacturing resources. Further, the Company has a highly skilled workforce including over 1,500 engineers. As an independent company, management intends to leverage its technical expertise and capabilities into several closely aligned commercial business areas and applications, including opportunities in wireless telephony and medical imaging archive management.

          -- Maintain Diversified Business Mix. The Company enjoys a diverse business mix with a limited program exposure, a favorable balance of cost plus to fixed price contracts, a significant sole source business and an attractive customer profile. The Company's largest program, representing 14% of 1996 pro forma sales, is a long-term, sole source, cost plus support program for the U-2 program Directorate for the DoD. No other program represented more than 7% of pro forma 1996 sales. Further, the Company's pro forma sales mix of contracts in 1996 was 42% cost plus and 58% fixed price, providing the Company with a balanced mix of predictable profitability (cost plus) and higher margin (fixed price) business. L-3 also enjoys an attractive customer mix of defense and commercial business, with DoD related sales accounting for 65% and commercial and federal (non-DoD) sales accounting for 35% of 1996 pro forma sales. The Company intends to leverage this favorable business profile to expand its merchant supplier business base.

          -- Enhance Operating Margins. As part of larger corporations (i.e., Lockheed Martin, Loral, GE, Unisys), the Businesses were historically required to absorb significant corporate expense allocations. As an independent company, L-3 believes that it will be able to leverage its discretionary expenditures in a more focused and efficient manner, enhance its operating performance and reduce overhead expenses reflecting Senior Management's more flexible, entrepreneurial approach. The Company believes that significant costs incurred by the Businesses under Lockheed Martin's ownership will not be incurred going forward. These cost savings include reduced corporate administrative and facilities expenses and certain operating performance improvements.

          -- Capitalize on Strategic Acquisition Opportunities. Recent industry consolidation has virtually eliminated traditional middle-tier aerospace/defense companies. This level of consolidation is now beginning to draw the concern of the DoD and federal anti-trust regulators. As a result, the Company anticipates the pending major mergers as well as continued consolidation of the smaller participants in the defense industry will create attractive complementary acquisition candidates for L-3 in the future as these companies continue to evaluate their core competencies and competitive position.

                                  The Transaction

The Acquisition

          Holdings and L-3 were formed by Mr. Frank C. Lanza, the former President and Chief Operating Officer of Loral Corporation ("Loral"), Mr. Robert V. LaPenta, the former Senior Vice President and Controller of Loral (collectively, "Senior Management"), Lehman Brothers Capital Partners III, L.P. and its affiliates (the "Lehman Partnership") and Lockheed Martin to acquire (the "Acquisition") substantially all of the assets and certain liabilities of (i) nine business units previously purchased by Lockheed Martin as part of its acquisition of Loral in April 1996 (the "Loral Acquired Businesses") and (ii) one business unit, Communication Systems -- Camden, purchased by Lockheed Martin as part of its acquisition of the aerospace business of GE ("GE Aerospace") in April 1993 (collectively, the "Businesses"). Pursuant to a Transaction Agreement dated March 28, 1997, among the parties named therein (the "Transaction Agreement"), the total consideration paid to Lockheed Martin was $525 million, comprising $480 million of cash before an estimated $20 million reduction related to a purchase price adjustment, and $45 million of common equity being retained by Lockheed Martin. L-3 is a wholly-owned subsidiary of Holdings. Holdings was capitalized with $125 million of common equity, with Messrs. Lanza and LaPenta collectively owning 15.0%, the Lehman Partnership owning 50.1% and Lockheed Martin owning 34.9%. L-3 was capitalized with $125 million of common equity provided by Holdings.

                      Recent Developments

          On December 19, 1997, the Company signed a definitive agreement to purchase substantially all the assets and liabilities of the Satellite Transmission Systems division of California Microwave, Inc. The purchase price of $27,000,000, subject to adjustment, will be financed through cash on hand and/or borrowings under the Company's Senior Credit Facility.

          On December 22, 1997, the Company signed a definitive agreement to purchase substantially all the assets and liabilities of the Ocean Systems division of Allied Signal Inc. The purchase price of $70,000,000, subject to adjustment, will be financed through cash on hand and/or borrowings available under the Company's Senior Credit Facility.

     Sources and Uses of Funds

          The Acquisition was structured as an asset purchase with customary terms and conditions. Financing for the Acquisition was comprised of:
     (i) $275 million of Senior Secured Credit Facilities, consisting of $175 million of term loan facilities (the "Term Loan Facilities") and a $100 million revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facilities, the "Senior Credit Facilities");
     (ii) $225 million of Senior Subordinated Exchange Notes; and (iii) $125 million of equity including the equity to be retained by Lockheed Martin (collectively, the "Financing"). Approximately $480 million of the proceeds from the Financing was used by the Company to (i) pay the estimated $460 million cash portion of the purchase price after an estimated purchase price adjustment and (ii) pay related fees and expenses. The Revolving Credit Facility was not drawn (other than for letters of credit) at the closing of the Transaction (the "Closing") and is available for ongoing working capital financing needs. The following table summarizes the sources and uses of funds in connection with the Transaction.


     ($ in millions)
                  Sources of Funds                     Amount                      Uses of Funds                       Amount
      ----------------------------------------   -----------------    ----------------------------------------   -----------------

     Revolving Credit Facility(<F1>  . . . . .      $  0.0           Purchase of Assets
     Term Loan Facilities  . . . . . . . . . .       175.0              Cash Portion . . . . . . . . . . . . .        $479.8
     Senior Subordinated Notes . . . . . . . .       225.0              Lockheed Martin Equity in L-3  . . . .          45.2
                                                                                                                      ------
     Common Equity<F2> . . . . . . . . . . . .       125.0                                                             525.0
                                                    ------
                                                                     Estimated Purchase Price Adjustment . . .         (20.0)
                                                                     Estimated Fees and Expenses . . . . . . .          20.0
                                                                                                                      ------
        Total Sources  . . . . . . . . . . . .      $525.0              Total Uses . . . . . . . . . . . . . .        $525.0
                                                    ======                                                            ======
     ____________________

<F1>    Availability of up to $100 million, none of which was drawn at
        Closing other than letters of credit which were less than $10 million.
<F2>    Includes $45 million of equity of Holdings retained by Lockheed
        Martin.



          The purchase price of $525 million is subject to an adjustment based upon the difference between the audited combined net tangible assets (as defined in the Transaction Agreement) of the Businesses and a contractually agreed-upon amount. It is anticipated that this adjustment, currently estimated to be $20 million, will have the effect of reducing the purchase price. Prior to Closing, Lockheed Martin estimated the purchase price adjustment and reduced the cash portion of the purchase price by $15.9 million. Any difference between the actual purchase price adjustment calculated post-closing and the amount withheld at Closing will be paid, with interest, to the appropriate party.

          The Acquisition and the Financing are referred to herein as the "Transaction".

                            Terms of the Exchange Notes

     Securities Offered  . . . . . . .   $225,000,000 aggregate principal
                                         amount of 10 3/8% Senior
                                         Subordinated Exchange Notes due 2007
                                         (the "Exchange Notes").
     Maturity  . . . . . . . . . . . .   May 1, 2007.

     Interest Payment Dates  . . . . .   May 1 and November 1, commencing
                                         November 1, 1997.

     Optional Redemption . . . . . . .   The Exchange Notes may be redeemed
                                         at the option of the Company, in
                                         whole or in part, on or after May 1,
                                         2002, at the redemption prices set
                                         forth herein, plus accrued and
                                         unpaid interest to the date of
                                         redemption.

                                         In addition, prior to May 1, 2000,
                                         the Company may redeem up to an
                                         aggregate of 35% of the Exchange
                                         Notes originally issued at a
                                         redemption price of 109.375% of the
                                         principal amount thereof, plus
                                         accrued and unpaid interest to the
                                         date of redemption, with the net
                                         cash proceeds of one or more Equity
                                         Offerings; provided, however, that
                                         at least 65% in aggregate principal
                                         amount of the Exchange Notes
                                         originally issued remain outstanding
                                         following such redemption.

     Change of Control . . . . . . . .   In the event of a Change of Control
                                         (as defined), the holders of the
                                         Exchange Notes will have the right
                                         to require the Company to purchase
                                         their Exchange Notes at a price
                                         equal to 101% of the aggregate
                                         principal amount thereof, plus
                                         accrued and unpaid interest to the
                                         date of purchase.

     Ranking . . . . . . . . . . . . .   The Exchange Notes will be general
                                         unsecured obligations of the
                                         Company, subordinate in right of
                                         payment to all current and future
                                         Senior Debt including all
                                         obligations of the Company and its
                                         Subsidiaries under the Senior Credit
                                         Facilities. The Company currently
                                         has no subsidiaries. At June 30,
                                         1997, on a pro forma basis after
                                         giving effect to the Transaction,
                                         the Company would have had $400.0
                                         million of indebtedness outstanding,
                                         of which $175.0 million would have
                                         been Senior Debt (excluding letters
                                         of credit). Borrowings under the
                                         Senior Credit Facilities are secured
                                         by substantially all of the assets
                                         of the Company as well as the
                                         capital stock of the Company and its
                                         Subsidiaries. See "Risk Factors--
                                         Substantial Leverage" and "--
                                         Subordination".

     Covenants . . . . . . . . . . . .   The Indenture pursuant to which the
                                         Exchange Notes will be issued (the
                                         "Indenture") contains certain
                                         covenants that, among other things,
                                         limit the ability of the Company and
                                         its Restricted Subsidiaries to incur
                                         additional Indebtedness and issue
                                         preferred stock, pay dividends or
                                         make other distributions, repurchase
                                         Equity Interests (as defined) or
                                         subordinated Indebtedness, create
                                         certain liens, enter into certain
                                         transactions with affiliates, sell
                                         assets of the Company or its
                                         Restricted Subsidiaries, issue or
                                         sell Equity Interests of the
                                         Company's Restricted Subsidiaries or
                                         enter into certain mergers and
                                         consolidations. In addition, under
                                         certain circumstances, the Company
                                         is required to offer to purchase
                                         Exchange Notes at a price equal to
                                         100% of the principal amount
                                         thereof, plus accrued and unpaid
                                         interest to the date of purchase,
                                         with the proceeds of certain Asset
                                         Sales (as defined). See "Description
                                         of the Exchange Notes".


          For a discussion of certain risk factors that should be considered in connection with an investment in the Exchange Notes, see "Risk Factors".

                     Summary Unaudited Pro Forma Financial Data

          The summary unaudited pro forma data as of September 30, 1997 and for the nine months then ended and as of December 31, 1996 and for the year then ended have been derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements included elsewhere herein. The unaudited pro forma data reflect the Acquisition and the Financing as if these transactions had occurred on January 1, 1996 for the statement of operations and other data.

                                                                                   Nine Months
                                                                                      Ended                     Year Ended
                                                                               September 30, 1997            December 31, 1996
                                                                           --------------------------   --------------------------
                                                                                               ($ in millions)

     Statement of Operations Data:
     Sales:
       Secure Communication Systems  . . . . . . . . . . . . . . . . . .           $276.6                         $371.5
       Specialized Communication Products  . . . . . . . . . . . . . . .            223.3                          303.8
                                                                                   ------                         ------
          Total sales  . . . . . . . . . . . . . . . . . . . . . . . . .           $499.9                         $675.3
                                                                                   ======                         ======
     Other Data:
     EBITDA<F1>:
       Secure Communication Systems  . . . . . . . . . . . . . . . . . .           $26.0                          $ 41.6
       Specialized Communication Products  . . . . . . . . . . . . . . .            35.7                            42.4
                                                                                   ------                         ------
          Total EBITDA . . . . . . . . . . . . . . . . . . . . . . . . .           $61.7                          $ 84.0
                                                                                   ======                         ======

     EBITDA as a percentage of sales:
       Secure Communication Systems  . . . . . . . . . . . . . . . . . .              9.4%                          11.2%
       Specialized Communication Products  . . . . . . . . . . . . . . .             16.0                           14.0
                                                                                   ------                         ------
          Total EBITDA as a percentage of sales  . . . . . . . . . . . .             12.3%                          12.4%
                                                                                   ======                         ======

     Depreciation expense  . . . . . . . . . . . . . . . . . . . . . . .           $ 13.1                         $ 18.0
     Amortization expense  . . . . . . . . . . . . . . . . . . . . . . .              7.5<4>                        10.0
     Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . .             10.7                           17.2
     Ratio of earnings to fixed charges<F2>  . . . . . . . . . . . . . .              2.33x                         1.35x
     Ratio of total EBITDA to cash interest expense<F3>  . . . . . . . .              2.22x                         2.18x
     Ratio of total debt to total EBITDA . . . . . . . . . . . . . . . .              N/A                           4.76x

     ____________________

<F1>   EBITDA is defined as pro forma income before deducting interest expense, income taxes, depreciation and amortization. EBITDA is not a substitute for operating income, net income and cash flow from operating activities as determined in accordance with generally accepted accounting principles as a measure of profitability or liquidity. EBITDA is presented as additional information because management believes it to be a useful indicator of the Company's ability to meet debt service and capital expenditure requirements and because certain debt covenants of L-3 utilize EBITDA to measure compliance with such covenants.
<F2>   For purposes of this computation, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness plus that portion of lease rental expense representative of the interest factor.
<F3>   For purposes of this computation, cash interest expense consists of pro forma interest expense before amortization of deferred financing costs.
<F4>   Includes amortization of deferred financing costs which is reported as interest expense and, therefore, is not included within EBITDA.

                         Summary Historical Financial Data

          The following unaudited summary combined financial data as of September 30, 1997 and 1996 and for the nine month periods then ended, has been derived from, and should be read in conjunction with, the unaudited interim condensed consolidated (combined) financial statements of the Company and footnotes thereto included elsewhere herein. In the opinion of the management, the unaudited condensed consolidated (combined) financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for the fair presentation of the information contained therein. Results for the interim periods are not necessarily indicative of the results to be expected for the entire year.

          The summary combined financial data as of March 31, 1997 and for the three month period ended March 31, 1997 and as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994 have been derived from, and should be read in conjunction with, the audited Combined Financial Statements of the Businesses and footnotes thereto included elsewhere herein.

          The unaudited summary combined financial data as of December 31, 1994 and 1993, March 31, 1993 and December 31, 1992 for balance sheet data and the nine months ended December 31, 1993, the three months ended March 31, 1993 and the year ended December 31, 1992 for statement of operations data have been derived from the unaudited financial statements of Communication Systems--Camden. In the opinion of the Businesses' management, such unaudited financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations of Communication Systems--Camden, also referred to as Lockheed Martin Communication Systems Division in the Lockheed Martin Predecessor Financial Statements, as of the dates and periods indicated. These selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the condensed consolidated (combined) financial statements of the Company and the Combined Financial Statements of the Lockheed Martin Predecessor Businesses and the Loral Acquired Businesses included elsewhere herein.

                                                                  The Company                     Predecessor Company

                                                                  Six Months              Three Months            Nine Months
                                                                     Ended                   Ended                   Ended
                                                              September 30, 1997         March 31, 1997        September 30, 1996
                                                             ---------------------   ---------------------   ---------------------
                                                                  (Unaudited)           ($ in millions)           (Unaudited)

     Sales . . . . . . . . . . . . . . . . . . . . . . . .         $342.9                   $158.8                  $365.0
     Cost and expenses . . . . . . . . . . . . . . . . . .          309.9                    150.9                   341.9
                                                                   ------                   ------                  ------

     Operating income  . . . . . . . . . . . . . . . . . .           33.0                      7.9                    23.1
     Net Interest expense  . . . . . . . . . . . . . . . .           19.3                      8.4                    16.8
                                                                   ------                   ------                  ------

     Income (loss) before income taxes . . . . . . . . . .           13.7                      (.5)                     6.3
     Income taxes  . . . . . . . . . . . . . . . . . . . .            5.3                      (.2)                     3.1
                                                                   ------                   ------                  ------

     Net income (loss) . . . . . . . . . . . . . . . . . .        $   8.4                   $ ( .3)                 $   3.3
                                                                  =======                   ======                  =======

     Other Data:
     EBITDA<F5>. . . . . . . . . . . . . . . . . . . . . .           46.1                     15.1                     41.1
     Depreciation expense  . . . . . . . . . . . . . . . .            8.6                      4.5                     10.6
     Amortization expense  . . . . . . . . . . . . . . . .            5.5                      2.7                      7.4
     Capital expenditures  . . . . . . . . . . . . . . . .            6.4                      4.3                      8.0
     Ratio of earnings to fixed charges  . . . . . . . . .            2.60x                     -                       2.29x
     Cash from (used in) operating activities  . . . . . .           56.4                    (16.3)                     6.0
     Cash from (used in) investing activities  . . . . . .         (479.0)                    (4.3)                  (292.9)
     Cash from (used in) financing activities  . . . . . .          462.4                     20.6                    286.9

     Balance Sheet Data:
     Working capital . . . . . . . . . . . . . . . . . . .          142.0                    121.4                      N/A
     Total assets  . . . . . . . . . . . . . . . . . . . .          684.8                    608.5                      N/A
     Invested equity . . . . . . . . . . . . . . . . . . .             -                     493.9                      N/A
     Shareholders' equity  . . . . . . . . . . . . . . . .          125.9                       -                       N/A

                                                                            Years Ended December 31,
                                               --------------------------------------------------------------------------------

                                                                                                    1993
                                                                                         --------------------------
                                                                                                           Three
                                                                                         Nine Months      Months
                                                                                            Ended         Ended
                                                1996<F1>      1995<F2>      1994<F2>     Dec. 31<F2>   March 31<F3>     1992<F3>
                                                --------      --------      --------     -----------   ------------     --------
                                                                                 ($ in millions)

     Statement of Operations Data:
     Sales . . . . . . . . . . . . . . . .       $543.1        $166.8        $218.9         $200.0        $67.8          $368.5
     Operating income  . . . . . . . . . .         43.7           4.7           8.4           12.4          5.1            49.3
     Interest expense<F4>  . . . . . . . .         24.2           4.5           5.5            4.1           --              --
     Provision (benefit) for income
       taxes<F4> . . . . . . . . . . . . .          7.8           1.2           2.3            3.8          2.0            19.8
     Net earnings (loss) . . . . . . . . .         11.7          (1.0)          0.6            4.5          3.1            29.5

     Other Data:
     EBITDA<F5>  . . . . . . . . . . . . .       $ 68.7        $ 16.2        $ 19.9         $ 23.4        $ 7.0          $ 58.5
     Depreciation expense  . . . . . . . .         14.9           5.5           5.4            6.1          1.8             8.9
     Amortization expense  . . . . . . . .         10.1           6.1           6.1            4.9          0.1             0.3
     Capital expenditures  . . . . . . . .         13.5           5.5           3.7            2.6          0.8             3.9
     Ratio of earnings to fixed charges  .         1.72x         1.03x         1.40x           N/A          N/A             N/A
     Cash from (used in) operating                 31.0           9.4          21.8            N/A          N/A             N/A
     activities  . . . . . . . . . . . . .
     Cash from (used in) investing               (298.3)         (5.5)         (3.7)           N/A          N/A             N/A
     activities  . . . . . . . . . . . . .
     Cash from (used in) financing                267.3          (3.9)        (18.1)           N/A          N/A             N/A
     activities  . . . . . . . . . . . . .

     Balance Sheet Data:
     Working capital . . . . . . . . . . .       $ 98.8        $ 21.1        $ 19.3         $ 24.7        $22.8          $ 35.8
     Total assets  . . . . . . . . . . . .        593.3         228.5         233.3          241.7         93.5           105.1
     Invested equity . . . . . . . . . . .        473.6         194.7         199.5          202.0         59.9            72.8
     Shareholders' Equity  . . . . . . . .           --            --            --             --           --              --

     ____________________

<F1>   Reflects ownership of Loral's Communication Systems -- Salt Lake and Specialized Communication Products businesses commencing
       April 1, 1996.
<F2>   Reflects ownership of Communication Systems -- Camden by Lockheed
       Martin commencing April 1, 1993.
<F3>   Reflects ownership of Communication Systems -- Camden by GE
       Aerospace for the periods indicated. The amounts shown herein include only those amounts as reflected in the financial records of Communication Systems -- Camden.
<F4>   For periods prior to April 1, 1997, interest expense and income tax (benefit) provision were allocated from Lockheed Martin.

<F5>   EBITDA is defined as income before deducting interest expense, income taxes, depreciation and amortization. EBITDA is not a substitute for operating income, net earnings and cash flow from operating activities as determined in accordance with generally accepted accounting principles as a measure of profitability or liquidity. EBITDA is presented as additional information because management believes it to be a useful indicator of the Company's ability to meet debt service and capital expenditure requirements and because certain debt covenants of L-3 utilize EBITDA to measure compliance with such covenants.

                                    RISK FACTORS

          Holders of Notes should consider carefully, in addition to the other information contained in this Prospectus, the following factors before deciding to invest in Notes.

     Substantial Leverage

          The Company incurred substantial indebtedness in connection with the Transaction and the Company is highly leveraged. To effect the Transaction, the Company incurred $400 million of indebtedness (excluding letters of credit) in addition to equity contributions of approximately $116 million (after giving effect to EITF 88-16 (as defined) accounting treatment relating to basis in leveraged buyout transactions by Holdings). Of the total $525 million used to consummate the Acquisition, $175 million (33.3%) was supplied by the Senior Credit Facilities, $225 million (42.9%) was supplied by the Old Exchange Notes, and, through Holdings, $80 million (15.2%) was supplied by equity purchases by the Lehman Partnership and Senior Management and $45 million (8.6%) contributed through equity retention in L-3 by Lockheed Martin. After giving pro forma effect to the Transaction, the Company's ratio of earnings to fixed charges would have been 1.35:1 for the year ended December 31, 1996, and for the three months ended March 31, 1997, pro forma earnings would have been insufficient to cover fixed charges by $.9 million. The Company's actual ratio of earnings to fixed charges for the three months ended June 30, 1997 was 1.47:1. The Company may incur additional indebtedness in the future, subject to limitations imposed by the Senior Credit Facilities and the Indenture.

          Based upon the current level of operations and anticipated improvements, management believes that the Company's cash flow from operations, together with available borrowings under the Revolving Credit Facility, will be adequate to meet its anticipated requirements for working capital, capital expenditures, research and development expenditures, program and other discretionary investments, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that currently anticipated improvements will be achieved. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to sell assets, reduce capital expenditures, refinance all or a portion of its existing debt (including the Notes) or obtain additional financing. The Company's ability to make scheduled principal payments of, to pay interest on or to refinance its indebtedness (including the Notes) depends on its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. There can be no assurance that sufficient funds will be available to enable the Company to service its indebtedness, including the Notes, or make necessary capital expenditures and program and other discretionary investments. See

     "Management's Discussion and Analysis of Financial Condition and Results of Operations".

          The degree to which the Company is leveraged could have important consequences to Holders of the Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations will be required to be dedicated to debt service and will not be available for other purposes including capital expenditures, research and development expenditures, and program and other discretionary investments; (ii) the Company's ability to obtain additional financing in the future could be limited; (iii) certain of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates;
     (iv) the Company may be more vulnerable to downturns in its business or in the general economy and may be restricted from making acquisitions, introducing new technologies and products or exploiting business opportunities; and (v) the Senior Credit Facilities and the Indenture contain financial and restrictive covenants that limit, among other things, the ability of the Company to borrow additional funds, dispose of assets or pay cash dividends. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. In addition, the degree to which the Company is leveraged could prevent it from repurchasing all Notes tendered to it upon the occurrence of a Change in Control, which would constitute an Event of Default under the Indenture. See "Description of the Exchange Notes" and "Description of Senior Credit Facilities".

     Lack of Independent Operating History

          Prior to the consummation of the Transaction, the Company's operations were conducted as divisions of Lockheed Martin, Loral, Unisys and GE Aerospace. Following consummation of the Transaction the Company operates independently of Lockheed Martin and is required to provide many corporate services on a stand-alone basis that were previously provided by Lockheed Martin, including corporate research and development, marketing, and general and administrative services including tax, treasury, management information systems, human resources and legal services. The result of operations of the Predecessor Company reflects the allocation of overhead costs, financing costs, income taxes, pension and post employment benefit costs, among other costs, that differ from the manner the Registrant will conduct its business as a separate entity. Lockheed Martin and the Company have entered into a Transition Services Agreement pursuant to which Lockheed Martin provides certain of these services at costs consistent with past practices to the Company until December 31, 1997 (or in the case of Communication Systems -- Camden for a period of up to 18 months after the Closing). There can be no assurance that the actual corporate services costs incurred in operating the Company will not exceed historical charges or that upon termination of the Transition Services Agreement the Company will be able to obtain similar services on comparable terms.

     Future Acquisition Strategy

          The Company's strategy includes pursuing additional acquisitions that will complement its business. There can be no assurance, however, that the Company will be able to identify additional acquisition candidates on commercially reasonable terms or at all or that, if consummated, any anticipated benefits will be realized from such future acquisitions. In addition, the availability of additional acquisition financing cannot be assured and, depending on the terms of such additional acquisitions, could be restricted by the terms of the Senior Credit Facilities and/or the Indenture. The process of integrating acquired operations into the Company's existing operations may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of the Company's existing operations. Possible future acquisitions by the Company could result in the incurrence of additional debt, contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could materially adversely affect the Company's financial condition and operating results.

     Technological Change; New Product Development

          The communication equipment industry for defense applications and in general is characterized by rapidly changing technology. The Company's ability to compete successfully in this market will depend on its ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. The Company has historically obtained technology from substantial customer-sponsored research and development as well as from internally funded research and development; however, there can be no assurance that the Company will continue to maintain comparable levels of customer-sponsored research and development in the future. See "Business--Research and Development". Substantial funds have been allocated to capital expenditures and program and other discretionary investments in the past and will continue to be required in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". There can be no assurance that the Company will successfully identify new opportunities and continue to have financial resources to develop new products in a timely or cost-effective manner, or that products and technologies developed by others will not render the Company's products and systems obsolete or non-competitive.

     Entry into Commercial Business

          The Company's revenues historically have been derived principally from business with the DoD and other government agencies. In addition to continuing to pursue this major market area, the Company intends to pursue a strategy that leverages the technical capabilities and expertise derived from its defense business to expand further into related commercial markets. Certain of the Company's commercial products, such as fixed wireless loop communication equipment and medical image archiving equipment, have only been recently introduced. As such, these new products are subject to certain risks, including the need to develop and maintain marketing, sales and customer support capabilities, to secure third-party manufacturing and distribution arrangements, to respond to rapid technological advances and, ultimately, to customer acceptance of these products. The Company's efforts to expand its presence in the commercial market will require significant resources including capital and management time. There can be no assurance that the Company will be successful in addressing these risks or in developing these commercial business opportunities.

     Pension Plan Liabilities

          The Transaction Agreement (as defined) provides that Lockheed Martin transfer certain assets to Holdings and L-3 and that Holdings and L-3 assume certain liabilities relating to defined benefit pension plans for present and former employees and retirees of certain businesses being transferred to Holdings and L-3. Lockheed Martin received a letter from the Pension Benefit Guaranty Corporation (the "PBGC") which requested information regarding the transfer of such pension plans. The PBGC's letter indicated that it believed certain of the employee pension plans are underfunded using the PBGC's actuarial assumptions (which assumptions result in a larger liability for accrued benefits than the assumptions used for financial reporting under Statement of Financial Accounting Standards No. 87, "Accounting for Pension Costs" ("FASB 87")). The Company has calculated the net funding position of the pension plans to be transferred and believes the plans to be overfunded by approximately $1 million under ERISA (as defined) assumptions, underfunded by approximately $9 million under FASB 87 assumptions and, on a termination basis, underfunded by as much as $51 million under PBGC assumptions. Substantially all of the PBGC underfunding is related to two pension plans covering employees at L-3's Communication Systems -- Salt Lake and Aviation Recorders businesses.

          The Company, Lockheed Martin and the PBGC entered into certain agreements that include Lockheed Martin providing a commitment to the PBGC with regard to the Subject Plans (as defined) and the Company providing certain assurances to Lockheed Martin regarding such plans. See "Business--Pension Plans". The Company expects, based in part upon discussions with its consulting actuaries, that any increase in pension expenses or future funding requirements from those previously anticipated for the Subject Plans would not be material. However, there can be no assurance that the impact of any increased pension expenses or funding requirements under this arrangement would not be material to the Company.

     Significant Customers

          The Company's sales are predominantly derived from contracts with agencies of, and prime contractors to, the Government. Although the various branches of the Government are subject to the same budgetary pressures and other factors, the various Government customers exercise independent purchasing decisions. The U.S. defense budget has declined in real terms since the mid-1980s, resulting in delays for some new program starts, program stretch-outs and program cancellations. The U.S. defense budget has begun to stabilize and increased modestly in fiscal 1996. In 1996, the Company performed under approximately 180 contracts with value exceeding $1 million for the Government. Pro forma sales in 1996 to the Government, including pro forma sales to the Government through prime contractors, were $529 million, representing approximately 78.4% of the Company's corresponding sales. The Company's largest Government program, a cost plus, sole source contract for support of the U-2 Directorate of the DoD, contributed 14% of pro forma sales for 1996. No other program represented more than 7% of the Company's pro forma sales in 1996. The loss of all or a substantial portion of sales to the Government would have a material adverse effect on the Company's income and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Government Contracts".

          Historical sales by the Company to Lockheed Martin were $70.7 million in 1996 or 13.0% of the Company's total reported historical sales. As a part of the Acquisition, the Company and Lockheed Martin intend to enter into certain purchase agreements for the sale of products and systems to Lockheed Martin by the Company. The loss of all or a substantial portion of such sales to Lockheed Martin would have a material adverse effect on the Company's income and cash flow.

     Dependence on Lockheed Martin

          In addition to the above-mentioned sales to Lockheed Martin, the Company continues to be dependent on Lockheed Martin for certain services and continuing agreements. Lockheed Martin has agreed to indemnify the Company, subject to certain limitations, for its breach of representations and warranties contained in the Transaction Agreement. Lockheed Martin also has agreed to provide to the Company certain corporate services of a type currently provided to the Businesses at costs consistent with past practices. The Company and Lockheed Martin have entered into (i) supply agreements which reflect existing intercompany work transfer agreements or similar support arrangements with prices and other terms consistent with the present intercompany arrangements, (ii) certain subleases of real property and
     (iii) cross-licenses of intellectual property. There can be no assurance that, after the termination of these arrangements, the Company will be able to obtain these services or arrangements at comparable costs. Further, Lockheed Martin and Holdings have entered into a Limited Non-Competition Agreement (the "Noncompetition Agreement") which, for up to three years, in certain circumstances, after the Closing, precludes Lockheed Martin from engaging in the sale of any products that compete with the products of L-3 that are set forth in the Noncompetition Agreement for specifically identified applications of the products. Under the Noncompetition Agreement, Lockheed Martin is prohibited, with certain exceptions, from acquiring any business engaged in the sale of the specified products referred to in the preceding sentence, although

     Lockheed Martin may acquire such a business provided that it offers to sell such business to L-3 within 90 days of its acquisition. The Noncompetition Agreement does not, among other things, (i) apply to businesses operated and managed by Lockheed Martin on behalf of the United States government, (ii) prohibit Lockheed Martin from engaging in any existing businesses and planned businesses or businesses as of the closing of the Transaction that are reasonably related to existing or planned businesses or (iii) apply to selling competing products where such products are part of larger systems sold by Lockheed Martin. The Company has also entered into agreements with Lockheed Martin relating to the PBGC matter discussed above.

     Dependence on Key Personnel

          The Company's success depends to a significant degree upon the continued contributions of the Company's management, including Messrs. Lanza and LaPenta, and its ability to attract and retain other highly qualified management and technical personnel. As part of the Transaction, Messrs. Lanza and LaPenta invested $15 million to purchase 15% of the initial capital stock of the Company. The Company has entered into employment agreements with Messrs. Lanza and LaPenta. The Company maintains key man life insurance to cover Senior Management. The Company also faces competition for management and technical personnel from other companies and organizations. There can be no assurance that the Company will be successful in hiring and retaining key personnel. See "Management--Directors and Executive Officers".


     Environmental Liabilities

          The Company's operations are subject to various federal, state and local environmental laws and regulations relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes used in or resulting from its operations. The Company continually assesses its obligations and compliance with respect to these requirements. Based on a review by an independent environmental consulting firm and its own internal assessments, management believes that the Company's current operations are in substantial compliance with all existing applicable environmental laws and regulations. New environmental protection laws that will be effective in 1997 and thereafter may require the installation of environmental protection equipment at the Company's manufacturing facilities. However, the Company does not believe that its environmental expenditures, if any, will have a material adverse effect on its financial condition or results of operations.

          Pursuant to the Transaction Agreement, the Company has agreed to assume certain on-site and off-site environmental liabilities related to events or activities occurring prior to the consummation of the Transaction. Lockheed Martin has agreed to retain all environmental liabilities for all facilities no longer used by the Businesses and to indemnify fully the Company for such prior site environmental liabilities. Lockheed Martin has also agreed, for the first eight years following the Closing, to pay 50% of all costs incurred by the Company above those reserved for on the Company's balance sheet at closing relating to certain Company-assumed environmental liabilities and, for the seven years thereafter, to pay 40% of certain reasonable operation and maintenance costs relating to any environmental remediation projects undertaken in the first eight years. The Company is aware of environmental contamination at two of its facilities that will require ongoing remediation. Management believes that the Company has established adequate reserves for the potential costs associated with the assumed environmental liabilities. However, there can be no assurance that any costs incurred will be reimbursable from the Government or covered by Lockheed Martin under the terms of the Transaction Agreement or that the Company's environmental reserves will be sufficient.

     Litigation

          From time to time the Company is involved in legal proceedings arising in the ordinary course of its business. As part of the Acquisition, the Company has agreed to assume certain litigation relating to the Businesses and Lockheed Martin has agreed to indemnify the Company, up to certain limits, for a breach of its representations and warranties. Management believes it is adequately reserved for these liabilities and that there is no litigation pending that could have a material adverse effect on the Company or its operations, except as discussed below.

          As of June 30, 1997, the Company and Universal Avionics Systems Corporation ("Universal") has reached a settlement with respect to a lawsuit brought by Universal against the Company's Aviation Recorders operation ("Aviation Recorders"). The terms of this settlement will not have a material adverse effect on the Company's financial condition or results of operations.

     Risks Inherent in Government Contracts

          The reduction in the U.S. defense budget has caused most defense-related government contractors to experience declining revenues, increased pressure on operating margins and, in few cases, net losses. The Company has experienced declining sales in each of its last five fiscal years. Specifically, adjusted sales of the Company and its predecessors have decreased from $925.5 million for the fiscal year ended December 31, 1992 to $664.7 million for the fiscal year ended December 31, 1996. A significant further decline in U.S. military expenditures could materially adversely affect the Company's sales and earnings. The loss or significant curtailment of a material program in which the Company participates could also materially adversely affect the Company's future sales and earnings and thus the Company's ability to meet its financial obligations.

          Companies engaged primarily in supplying defense-related equipment and services to government agencies are subject to certain business risks peculiar to the defense industry. These risks include, among other things, the ability of the Government to: (i) suspend unilaterally the Company from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, (ii) terminate existing contracts, (iii) audit the Company's contract related costs and fees, including allocated indirect costs, and (iv) control and potentially prohibit the export of the Company's products.

          All of the Company's Government contracts are, by their terms, subject to termination by the Government either for its convenience or for default of the contractor. Termination for convenience provisions provide only for the recovery by the Company of costs incurred or committed, settlement expenses and profit on work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the Government in procuring undelivered items from another source. In addition to the right of the Government to terminate, Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only if, as and when appropriations are made by Congress for future fiscal years. Foreign defense contracts generally contain comparable provisions relating to termination at the convenience of the government.

          The Company is subject to audit and review by the Government of its costs and performance on, and accounting and general business practices relating to, Government contracts. The Company's contract related costs and fees, including allocated indirect costs, are subject to adjustment based on the results of such audits. In addition, under Government purchasing regulations, certain of the Company's costs, including certain financing costs, goodwill, portions of research and development costs, and certain marketing expenses may not be reimbursable under Government contracts. Further, as a government contractor, the Company is also subject to investigation, legal action and/or liability that would not apply to a commercial company.

          The Company, like all defense businesses, is subject to risks associated with the frequent need to bid on programs in advance of design completion (which may result in unforeseen technological difficulties and/or cost overruns), the substantial time and effort required for relatively unproductive design and development, design complexity and rapid obsolescence, and the constant necessity for design improvement. The Company obtains many of its Government contracts through a process of competitive bidding. There can be no assurance that the Company will continue to be successful in winning competitively awarded contracts or that awarded contracts will generate sufficient sales to result in profitability for the Company. See "Business--Major Customers" and "--Government Contracts".

          In addition to these Government contract risks, many of the Company's products and systems require licenses from Government agencies for export from the United States, and certain of the Company's products currently are not permitted to be exported. There can be no assurance that the Company will be able to gain any and all licenses required to export its products, and failure to receive the required licenses could materially reduce the Company's ability to sell its products outside the United States.

          The Company's services are provided primarily through fixed price or cost plus contracts. Approximately 58% of the Company's pro forma sales in 1996 were attributable to fixed price contracts. The financial results of long-term fixed price contracts are recognized using the cost-to-cost percentage-of-completion method. As a result, revisions in revenues and profit estimates are reflected in the period in which the conditions that require such revisions become known and are estimable. The risks inherent in long-term fixed price contracts include the difficulty of forecasting costs and schedules, contract revenues that are related to performance in accordance with contract specifications and potential for component obsolescence in connection with long-term procurements. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed price contract may reduce the Company's profitability or cause a loss. Although the Company believes that adequate provision for its fixed price contracts is reflected in its financial statements, no assurance can be given that this provision is adequate or that losses on fixed price and time-and-material contracts will not occur in the future.

     Backlog

          The Company's backlog represents orders under contracts which are primarily with the Government. The Government enjoys broad rights to unilaterally modify or terminate such contracts. Accordingly, most of the Company's backlog is subject to modification and termination at the Government's will. There can be no assurance that the Company's backlog will become revenues in any particular period or at all. Further, there can be no assurance that the margins on any contract included in backlog that does become revenue will be profitable.

     Competition

          The communications equipment industry for defense applications and as a whole is highly competitive. Declining defense budgets and increasing pressures for cost reductions have precipitated a major consolidation in the defense industry. The DoD's increased use of commercial off-the-shelf products and components in military equipment is expected to increase the entrance of new competitors. In addition, consolidation has resulted in delays in contract funding or awards and significant predatory pricing pressures associated with increased competition and reduced funding. The Company expects that the emergence of merchant suppliers will increase competition for OEM business. The Company's ability to compete for defense contracts depends to a large extent on the effectiveness and innovativeness of its research and development programs, its ability to offer better program performance than its competitors at a lower cost to the Government customer and its readiness in facilities, equipment and personnel to undertake the programs for which it competes. In some instances, programs are sole source or work directed by the Government to a single supplier. In such cases, there may be other suppliers who have the capability to compete for the programs involved, but they can only enter or reenter the market if the Government should choose to reopen the particular program to competition. Many of the Company's competitors are larger and have substantially greater financial and other resources than the Company. See "Business--Competition".

     Ownership of Holdings and the Company

          The Lehman Partnership owns a majority of the outstanding voting stock of Holdings, which owns all of the outstanding common stock of the Company. By virtue of such ownership, the Lehman Partnership has the power to direct the affairs of the Company and is able to determine the outcome of substantially all matters required to be submitted to stockholders for approval, including the election of a majority of the Company's directors and, except to the extent otherwise required by law, amendment of the Company's Certificate of Incorporation. See "The Transaction" and "Ownership of Capital Stock".


     Subordination

          The Company's obligations under the Notes are subordinate and junior in right of payment to all existing and future Senior Debt of the Company. As of June 30, 1997, on a pro forma basis after giving effect to the Transaction, the Company would have had approximately $400 million of indebtedness outstanding, of which $175 million would have been Senior Debt (excluding letters of credit). Additional Senior Debt may be incurred by the Company from time to time, subject to certain restrictions. By reason of such subordination, in the event of an insolvency, liquidation, or other reorganization of the Company, the lenders under the Senior Credit Facilities and other creditors who are holders of Senior Debt must be paid in full before the holders of the Notes may be paid; accordingly, there may be insufficient assets remaining after payment of prior claims to pay amounts due on the Notes. In addition, under certain circumstances, no payments may be made with respect to the Notes if a default exists with respect to certain Senior Debt. See "Description of the Exchange Notes--Subordination".


     Restrictions Imposed by the Senior Credit Facilities and the Indenture

          The Senior Credit Facilities and the Indenture contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, make certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of the Company. In addition, the Senior Credit Facilities also require the Company to maintain compliance with certain financial ratios, including total EBITDA to total interest expense and total debt to total EBITDA, and limit capital expenditures by the Company. The ability of the Company to comply with such ratios and limits may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to comply with the required financial ratios or limits could result in a default under the Senior Credit Facilities. In the event of any such default, the lenders under the Senior Credit Facilities could elect to declare all borrowings outstanding under the Senior Credit Facilities, together with accrued interest and other fees, to be due and payable, to require the Company to apply all of its available cash to repay such borrowings or to prevent the Company from making debt service payments on the Notes, any of which would be an Event of Default under the Notes. If the Company were unable to repay any such borrowings when due, the lenders could proceed against their collateral. In connection with the Senior Credit Facilities, the Company has granted the lenders thereunder a first priority lien on substantially all of its assets. The lenders under the Senior Credit Facilities will also have a first priority security interest in all of the capital stock of the Company and its subsidiaries. If the indebtedness under the Senior Credit Facilities or the Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. See "Description of the Exchange Notes" and "Description of Senior Credit Facilities".

     Fraudulent Conveyance

          The Old Notes were incurred to finance the acquisition of the Businesses from Lockheed Martin. Management believes that the indebtedness of the Company represented by the Senior Credit Facilities and the Notes were incurred for proper purposes and in good faith, and that, based on present forecasts and other financial information, after the consummation of the Transaction and the issuance of the Notes, the Company will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. Notwithstanding management's belief, however, under federal and state fraudulent transfer laws, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that, at the time of the incurrence of such indebtedness, the Company was insolvent, was rendered insolvent by reason of such incurrence, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, or intended to hinder, delay or defraud its creditors, and that the indebtedness was incurred for less than reasonably equivalent value, then such court could, among other things, (i) void all or a portion of the Company's obligations to the Holders of the Exchange Notes, the effect of which would be that the Holders of the Exchange Notes might not be repaid in full and/or (ii) subordinate the Company's obligations to the Holders of the Exchange Notes to other existing and future indebtedness of the Company to a greater extent than would otherwise be the case, the effect of which would be to entitle such other creditors to which the Exchange Notes were not previously subordinated to be paid in full before any payment could be made on the Exchange Notes. See "-- Substantial Leverage" above.

     Limitation on Change of Control

          The Indenture provides that, upon the occurrence of a Change of Control of the Company or Holdings, the Company will make an offer to purchase all of the Exchange Notes at a price in cash equal to 101% of the aggregate principal amount thereof together with accrued and unpaid interest to the date of purchase. The Senior Credit Facilities currently prohibit the Company from repurchasing any Exchange Notes except with the proceeds of one or more Equity Offerings. The Senior Credit Facilities also provide that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control event occurs at a time when the Company is prohibited from purchasing the Exchange Notes, or if the Company is required to make a Net Proceeds Offer (as defined) pursuant to the terms of the Exchange Notes, the Company could seek the consent of its lenders to the purchase of the Exchange Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Exchange Notes. In such case, the Company's failure to make such an offer or to purchase tendered Exchange Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Debt, the subordination provisions in the Indenture would likely restrict payments to the holders of the Exchange Notes. Finally, the Company's ability to pay cash to the holders of Notes upon a purchase may be limited by the Company's then-existing financial resources.
     There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of the Company. See "Description of the Exchange Notes--Repurchase at the Option of Holders--Change of Control".


     Lack of Market for the Exchange Notes

          There is no existing trading market for the Exchange Notes, and there can be no assurance regarding the future development of a market for the Exchange Notes or the ability of the Holders of the Exchange Notes to sell their Exchange Notes or the price at which such Holders may be able to sell their Exchange Notes. If such market were to develop, the Exchange Notes could trade at prices that may be higher or lower than their initial offering price depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. Although it is not obligated to do so, Lehman Brothers Inc. intends to make a market in the Exchange Notes. Any such market-making activity may be discontinued at any time, for any reason, without notice at the sole discretion of Lehman Brothers Inc. No assurance can be given as to the liquidity of or the trading market for the Exchange Notes.

          Lehman Brothers Inc. may be deemed to be an affiliate of the Company and, as such, may be required to deliver a prospectus in connection with its market-making activities in the Exchange Notes. Pursuant to the Registration Rights Agreement, the Company agreed to file and maintain a registration statement that would allow Lehman Brothers Inc. to engage in market-making transactions in the Exchange Notes. Subject to certain exceptions set forth in the Registration Rights Agreement, the registration statement will remain effective for as long as Lehman Brothers Inc. may be required to deliver a prospectus in connection with market-making transactions in the Exchange Notes. The Company has agreed to bear substantially all the costs and expenses related to such registration statement.

     Forward Looking Statements

          This Prospectus contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business and the realization of sales from backlog. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results. All such forward looking statements are qualified by reference to matters discussed under this section entitled "Risk Factors".

                                  USE OF PROCEEDS


          This Prospectus is delivered in connection with the sale of the Exchange Notes by Lehman Brothers Inc. in market-making transactions. The Company will not receive any of the proceeds from such transactions.


                                   CAPITALIZATION

          The following table sets forth the capitalization of L-3 at September 30, 1997.

                                                                                                      September 30, 1997

                                                                                           ---------------------------------------
                                                                                                       ($ in millions)

     Revolving Credit Facility<F1> . . . . . . . . . . . . . . . . . . . . . . . . . . .                       --
     Term Loan Facilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   $173.0
     10 3/8% Senior Subordinated Notes due 2007  . . . . . . . . . . . . . . . . . . . .                    225.0
                                                                                                           ------
          Total Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    398.0
     Shareholders' Equity Capital
       Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                       --
       Capital Surplus . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    125.0
       Retained Earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                      8.4
       Deemed Distribution<F2> . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     (7.5)
                                                                                                           ------
          Total Shareholders' Equity . . . . . . . . . . . . . . . . . . . . . . . . . .                   $125.9
                                                                                                           ------
                 Total Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . .                   $523.9
                                                                                                           ======
     __________________________

<F1> Availability of up to $100 million, none of which was drawn at
     Closing other than letters of credit, which were less than $10 million.
<F2> Reflects the "Push Down" of Holdings' basis of its investment in the Company. The Acquisition was accounted for by Holdings as a purchase transaction in accordance with Accounting Principles Board Opinion No. 16. However, as a result of the 34.9% ownership retained by Lockheed Martin, the provisions of the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 88-16, "Basis in Leveraged Buyout Transactions" ("EITF 88-16"), is applied in connection with the allocation of purchase price to the acquired net assets. The application of the provisions of EITF 88-16 results in recording net assets acquired at approximately 34.9% of Lockheed Martin's carrying values plus 65.1% of fair value and the recording of a deemed distribution, estimated to be approximately $7.5 million.

/TABLE

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED (COMBINED) FINANCIAL
                                     STATEMENTS

          The following unaudited pro forma financial information gives effect to (i) the purchase of the Businesses by Holdings and the Company, (ii) the transfer of certain other assets and liabilities to the Company by Lockheed Martin, (iii) the Financing, (iv) the initial capitalization of the Company and (v) the "push down" of Holdings' basis of its investment in the Company. The unaudited pro forma condensed consolidated statement of operations assumes the transactions occurred as of January 1, 1996. The pro forma financial information is based on the historical consolidated (combined) financial statements of the Company for the nine months ended September 30, 1997 (which include the historical combined financial statements of the Lockheed Martin Predecessor Businesses for the three months ended March 31, 1997) and the year ended December 31, 1996 (which include the results of the Loral Acquired Businesses for the nine months ended December 31, 1996) and the Loral Acquired Businesses for the three months ended March 31, 1996 using the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the unaudited pro forma condensed consolidated (combined) financial statements.

          The pro forma adjustments are based upon preliminary estimates. Actual adjustments will be based on final appraisals and other analyses of fair values and adjustment of the final purchase price. Changes between preliminary and financial allocations for the valuation of contracts in process inventories, pension liabilities, fixed assets and deferred taxes could be material. The pro forma statement of operations does not reflect any costs savings that management believes would have resulted had the transactions occurred on January 1, 1996. The pro forma financial information should be read in conjunction with the unaudited interim condensed consolidated (combined) financial statements of the Company as of September 30, 1997 and for the nine month period ended September 30, 1997 and the audited combined financial statements as of December 31, 1996 and for the year ended December 31, 1996 of the Businesses. The pro forma data may not be indicative of the results that actually would have occurred had the transactions been in effect on the dates indicated or results that may be obtained in the future.

      Unaudited Pro Forma Condensed Consolidated Statement of Operations Data

                                         Nine Months Ended September 30, 1997                Year Ended December 31, 1996
                                    ---------------------------------------------    ---------------------------------------------
                                      The
                                    Company   Lockheed                              Lockheed
                                      Six      Martin                                Martin
                                    Months      Pre-                                  Pre-      Loral
                                     Ended    decessor                      Pro     decessor   Acquired                      Pro
                                    Septem-     Busi-                      forma      Busi-      Busi-                      forma
                                    ber 30,    nesses      Pro forma      Consoli-   nesses     nesses      Pro forma      Consoli-
                                     1997       <F1>      Adjustments      dated      <F1>       <F1>      Adjustments      dated
                                   --------   -------    --------------   -------   --------   --------  ---------------   --------
                                                                            ($ in millions)
                              ($ in millions)

Statement of Operations Data:
Sales . . . . . . . . . . . . . .     342.9    $158.9    $(1.9)            $499.9    $ 543.1    $132.2    $  --             $675.3
 Cost of sales  . . . . . . . . .     309.9     151.0     (3.1)<F3><F5>     457.8      499.4     124.4     (4.5)<F3><F5>     619.3
                                               ------    -----             ------    -------    ------    -----             ------
  Operating income  . . . . . . .      33.0       7.9      1.2               42.1       43.7       7.8      4.5               56.0
Interest expense  . . . . . . . .      19.3       8.4      1.5<F2>           29.2       24.2       4.4    (12.0)<F2>          40.6
                                               ======    -----             ------    -------    ------    -----             ------
  Earnings (loss) before
   income taxes . . . . . . . . .      13.7       (.5)     (.3)              12.9
                                                                                        19.5       3.4     (7.5)              15.4
Income tax expense (benefit)  . .       5.3       (.2)     (.1)<F4>           5.0        7.8       1.3     (3.0)(4)            6.1
                                     ------    -------   ------            -------   -------    -------   -----             -------
  Net income (loss) . . . . . . .    $  8.4    $  (.3)     (.2)               7.9    $  11.7    $  2.1    $(4.5)            $  9.3
                                     ======    ======    =====             ======    =======    ======    =====             =======

   Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

     The following facts and assumptions were used in determining the pro forma effect of the Transaction.

[FN]
<F1> Holdings and Lockheed Martin entered into a Transaction Agreement dated as of March 28, 1997 ("Transaction Agreement") whereby Holdings acquired effective April 1, 1997 substantially all of the assets and certain liabilities of ten business units of Lockheed Martin that comprise the Company's Secured Communication Systems and Specialized Communication Products businesses. As a result of the Acquisition, Lockheed Martin, the Lehman Partnership and Senior Management own 34.9%, 50.1% and 15.0% of common equity, respectively, of Holdings, the sole stockholder of the Company. The purchase price of $525.0 million comprised $479.8 million of cash and $45.2 million of Holdings' common equity retained by Lockheed Martin. The cash portion of the purchase price is subject to certain agreed upon adjustments and other adjustments based upon the closing tangible net asset value as defined in the Transaction Agreement. For purposes of the pro forma financial information, a reduction in the purchase price of $20.0 million has been assumed pursuant to the Transaction Agreement. Costs related to the Transaction are estimated to approximate $20.0 million of which $14.0 million is related to the Financing and is included in other assets. Holdings and the Company had no operations until the consummation of the acquisition; accordingly, the pro forma financial statements reflect the combined statement of operations of the Lockheed Martin Predecessor Businesses for the three month period ended March 31, 1997 and for the year ended December 31, 1996 and the combined statement of operations of the Loral Acquired Businesses for the three months ended March 31, 1996.

<F2> The Acquisition was financed with the proceeds of $175 million of Term
     Loan Facilities, $225 million of Exchange Notes and capital contributions of $125 million, including the $45.2 million retained by Lockheed Martin. Prior to April 1, 1997, interest expense was allocated to the Lockheed Martin Predecessor Businesses from Lockheed Martin. The pro forma statement of operations reflects the elimination of allocated interest expense of $8.4 million for the three months ended March 31, 1997 and $28.6 million for the year ended December 31, 1996 and the following additional adjustments to interest expense.

                                                                                              Three Months
                                                                                                 Ended              Year Ended
                                                                                             March 31, 1997     December 31, 1996
                                                                                           -----------------   --------------------
                                                                                                       ($ in millions)
                                                                                    ($ in millions)

     Interest on Notes (10.375% on $225 million) . . . . . . . . . . . . . . . . . . . .         $ 5.8                $23.3
     Interest on borrowings under the Senior Credit Facilities (8.40% on $175 million) .           3.7                 14.7
     Commitment fee of 0.50% on unused Revolving Credit Facility . . . . . . . . . . . .            .1                   .5
     Amortization of deferred financing costs  . . . . . . . . . . . . . . . . . . . . .            .6                  2.1
                                                                                                 -----                -----
                                                                                                 $10.2                $40.6
                                                                                                 =====                ======

<F3> The estimated excess of purchase price over net assets acquired of
     $316.5 million is being amortized over 40 years resulting in a pro forma charge of $7.9 million for 1996 and $2.0 million for the three months ended March 31, 1997. Further, the pro forma balance sheet includes the elimination of $283.8 million of intangibles, primarily cost in excess of net assets acquired, included in the Lockheed Martin Predecessor historical balance sheet, and the pro forma statement of operations includes the elimination of $10.1 million and $2.7 million for 1996 and the three months ended March 31, 1997, respectively, of related amortization expense. The preliminary purchase price allocation includes an estimated $4.4 million adjustment relating to a reduction of contracts in process resulting from valuing acquired contracts in process at contract price, less the estimated cost to complete and an allowance for normal profit margin on the Company's effort to complete such contracts. In addition, contracts in process include an estimated increase of $3.0 million related to valuing certain commercial finished goods inventory at their fair values. The non-recurring charges to income in 1996 resulting from the above-mentioned adjustments are not material to the pro forma statement of operations.

<F4> A combined statutory (federal and state) tax rate of 41% was assumed on the pro forma adjustments.

<F5> In connection with the Acquisition, Lockheed Martin also transferred the assets and liabilities of a microwave semiconductor product line, a building to be used by one of the acquired divisions, and certain leasehold improvements. No adjustment has been made to the pro forma statement of operations for the effect of these transfers because they are not material. In addition, L-3 has agreed to assume the assets and liabilities of certain defined benefit pension plans and a liability for retiree medical and life insurance for certain employees. The pro forma statement of operations for the nine months ended September 30, 1997 (for the three months ended March 31, 1997) and the year ended December 31, 1996 includes a net reduction to costs and expenses of $.6 million and $2.5 million, respectively, to record estimated pension cost on a separate company basis net of the reversal of the allocated pension cost included in the historical financial statements. No such adjustment has been made to the pro forma statement of operations for retiree medical and life insurance benefits because the estimated expense of those benefits on a separate company basis approximates the cost included in the historical financial statements.

                        SELECTED FINANCIAL INFORMATION

     The following unaudited selected consolidated (combined) financial data as of September 30, 1997 and for the nine month periods then ended
September 30, 1997 and 1996 have been derived from, and should be read in conjunction with, the unaudited interim condensed consolidated (combined) financial statements of the Company and footnotes thereto as of September 30, 1997 included elsewhere herein. In the opinion of the management, the unaudited combined financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for the fair presentation of the information contained therein. Results for the interim periods are not necessarily indicative of the results to be expected for the entire year.

     The following selected combined financial data as of March 31, 1997 and for the three months ended March 31, 1997 and as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994 have been derived from, and should be read in conjunction with, the audited Combined Financial Statements of the Businesses and footnotes thereto included elsewhere herein.

     The unaudited selected combined financial data as of December 31, 1994 and 1993, March 31, 1993 and December 31, 1992 for balance sheet data and the nine months ended December 31, 1993, the three months ended March 31, 1993 and the year ended December 31, 1992 for statement of operations data have been derived from the unaudited financial statements of Communication Systems -- Camden. In the opinion of the Businesses' management, such unaudited financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations of Communication Systems -- Camden, also referred to as Lockheed Martin Communication Systems Division in the Lockheed Martin Predecessor Financial Statements, as of the dates and periods indicated. These selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the condensed consolidated (combined) financial statements of the Company and the Combined Financial Statements of the Lockheed Martin Predecessor Businesses and the Loral Acquired Businesses included elsewhere herein.

                                                                  The Company                     Predecessor Company
                                                            ----------------------   ---------------------------------------------
                                                                  Six Months              Three Months            Nine Months
                                                                     Ended                   Ended                   Ended
                                                              September 30, 1997         March 31, 1997        September 30, 1996
                                                            ----------------------   ----------------------  ----------------------
                                                                  (Unaudited)           ($ in millions)           (Unaudited)

     Sales . . . . . . . . . . . . . . . . . . . . . . . .          $ 342.9               $ 158,873              $365,041
     Cost and expenses . . . . . . . . . . . . . . . . . .            309.9                 150,937               341,914
                                                                    -------               ---------              --------

     Operating income  . . . . . . . . . . . . . . . . . .             33.0                   7,936                23,127
     Net Interest expense  . . . . . . . . . . . . . . . .             19.3                   8,441                16,780
                                                                    -------               ---------              ---------

     Income (loss) before income taxes . . . . . . . . . .             13.7                    (505)                6,347
     Income taxes  . . . . . . . . . . . . . . . . . . . .              5.3                    (247)                3,052
                                                                    -------               ---------             ---------

     Net income (loss) . . . . . . . . . . . . . . . . . .          $   8.4               $    (258)             $  3,295
                                                                    =======               =========              ========

     Other Data:
     EBITDA<F5>. . . . . . . . . . . . . . . . . . . . . .             46.1                    15.1                  41.1
     Depreciation expense  . . . . . . . . . . . . . . . .              8.6                     4.5                  10.6
     Amortization expense  . . . . . . . . . . . . . . . .              5.5                     2.7                   7.4
     Capital expenditures  . . . . . . . . . . . . . . . .              6.4                     4.3                   8.0
     Ratio of earnings to fixed charges  . . . . . . . . .             2.60x                      -                  2.29x
     Cash from (used in) operating activities  . . . . . .             56.4                   (16.3)                  6.0
     Cash from (used in) investing activities  . . . . . .           (479.0)                   (4.3)               (292.9)
     Cash from (used in) financing activities  . . . . . .            462.4                    20.6                 286.9

     Balance Sheet Data:
     Working capital . . . . . . . . . . . . . . . . . . .            142.0                   121.4                   N/A
     Total assets  . . . . . . . . . . . . . . . . . . . .            684.8                   608.5                   N/A
     Invested equity . . . . . . . . . . . . . . . . . . .                -                   493.9                   N/A
     Shareholders' equity  . . . . . . . . . . . . . . . .            125.9                       -                   N/A

                                                                              Year Ended December 31,
                                                 ----------------------------------------------------------------------------------
                                                                                                   1993
                                                                                        --------------------------
                                                                                                          Three
                                                                                            Nine         Months
                                                                                           Months         Ended
                                                                                           Ended          March
                                                  1996<F1>     1995<F2>     1994<F2>    Dec. 31<F2>      31<F3>         1992<F3>
                                                -----------  -----------   -----------  ------------  ------------   --------------
                                                                                  ($ in millions)

     Statement of Operations Data:
     Sales . . . . . . . . . . . . . . . . . .    $543.1       $166.8        $218.9       $ 200.0        $67.8          $ 368.5
    Operating income . . . . . . . . . . . . .      43.7          4.7           8.4          12.4          5.1             49.3
    Interest expense<F4> . . . . . . . . . . .      24.2          4.5           5.5           4.1           --               --
    Provision (benefit) for income                   7.8          1.2           2.3           3.8          2.0             19.8
             taxes<F4> . . . . . . . . . . . .
    Net earnings (loss)  . . . . . . . . . . .      11.7         (1.0)          0.6           4.5          3.1             29.5

     Other Data:
     EBITDA<F5>  . . . . . . . . . . . . . . .    $ 68.7       $ 16.2        $ 19.9       $  23.4        $ 7.0          $  58.5
    Depreciation expense . . . . . . . . . . .      14.9          5.5           5.4           6.1          1.8              8.9
    Amortization expense . . . . . . . . . . .      10.1          6.1           6.1           4.9          0.1              0.3
    Capital expenditures . . . . . . . . . . .      13.5          5.5           3.7           2.6          0.8              3.9
    Ratio of earnings to fixed charges . . . .      1.72x        1.03x         1.40x          N/A          N/A              N/A
    Cash from (used in) operating
             activities  . . . . . . . . . . .      31.0          9.4          21.8           N/A          N/A              N/A
    Cash from (used in) investing
             activities  . . . . . . . . . . .    (298.3)        (5.5)         (3.7)          N/A          N/A              N/A
    Cash from (used in) financing
             activities  . . . . . . . . . . .     267.3         (3.9)        (18.1)          N/A          N/A              N/A

     Balance Sheet Data:
     Working capital . . . . . . . . . . . . .    $ 98.8       $ 21.1        $ 19.3       $  24.7        $22.8          $  35.8
     Total assets  . . . . . . . . . . . . . .     593.3        228.5         233.3         241.7         93.5            105.1
     Invested equity . . . . . . . . . . . . .     473.6        194.7         199.5         202.0         59.9             72.8
    Shareholders' equity . . . . . . . . . . .        --           --            --            --           --               --

     ____________________

<F1>   Reflects ownership of Loral's Communication Systems -- Salt Lake and Specialized Communication Products businesses commencing
       April 1, 1996.
<F2>   Reflects ownership of Communication Systems -- Camden by Lockheed
       Martin commencing April 1, 1993.
<F3>   Reflects ownership of Communication Systems -- Camden by GE
       Aerospace for the periods indicated. The amounts shown herein include only those amounts as reflected in the financial records of Communication Systems -- Camden.

<F4>   For periods prior to April 1, 1997, interest expense and income tax (benefit) provision were allocated from Lockheed Martin.
<F5>   EBITDA is defined as income before deducting interest expense, income taxes, depreciation and amortization. EBITDA is not a substitute for operating income, net earnings and cash flow from operating activities as determined in accordance with generally accepted accounting principles as a measure of profitability or liquidity. EBITDA is presented as additional information because management believes it to be a useful indicator of the Company's ability to meet debt service and capital expenditure requirements and because certain debt covenants of L-3 utilize EBITDA to measure compliance with such covenants.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The Company is a supplier of sophisticated secure communication systems and specialized communication products including secure, high data rate communication systems commercial fixed wireless communication products, microwave components, avionic displays and recorders and instruments products. The Company's customers include the DoD, selected U.S. government intelligence agencies, major aerospace/defense prime contractors and commercial customers. The Company operates primarily in one industry segment, electronic components and systems.

     Substantially all the Company's products are sold to agencies of the U.S. Government, primarily the DoD, to foreign government agencies or to prime contractors or subcontractors thereof. All domestic government contracts and subcontracts of the Businesses are subject to audit and various cost controls, and include standard provisions for termination for the convenience of the U.S. Government. Multi-year U.S. Government contracts and related orders are subject to cancellation if funds for contract performance for any subsequent year become unavailable. Foreign government contracts generally include comparable provisions relating to termination for the convenience of the government.

     The decline in the U.S. defense budget since the mid 1980s has resulted in program delays, cancellations and scope reduction for defense contracts in general. These events may or may not have an effect on the Company's programs; however, in the event that U.S. Government expenditures for products of the type manufactured by the Company are reduced, and not offset by greater commercial sales or other new programs or products, or acquisitions, there may be a reduction in the volume of contracts or subcontracts awarded to the Company.

     In response to the decline in the defense budget, the DoD has focused its resources on enhancing its military readiness, joint operations and multiple mission capabilities and on incorporating advance electronics to improve performance, reduce operating costs and extend life expectancy of its existing and future platforms. The emphasis on system interoperability, force multipliers and providing battlefield commanders with real-time data is increasing the electronics content of nearly all of the major military procurement and research programs. As a result, the DoD's budget for communications and defense electronics is expected to grow. According to Federal Sources, an independent private consulting group, the U.S. defense budget for command, control, communications and intelligence ("C3I") is projected to increase at a compound annual growth rate of 5.8% through 2002. Management believes that L-3 will benefit from this growth due to its substantial position in the markets for secure communication systems, antenna systems, display systems, microwave components and other related areas.

     The following information should be read in conjunction with condensed consolidated (combined) financial statements and the notes thereto.

Results of Operations

     The Company's financial statements reflect operations since the effective date of the acquisition (April 1, 1997); accordingly comparisons for the nine months ended September 30, 1997 to the prior period of the Predecessor Company are not meaningful. To facilitate meaningful comparisons of the operating results of the periods set forth below, the results of operations for the nine months September 30, 1997 were obtained by combining, without adjustment, the results of operations of the Predecessor Company for the period January 1, 1997 through March 31, 1997 and the Company for the period April 1, 1997 through September 30, 1997. The results of operations for the nine months ended September 30, 1996 represent the results of operations of the Predecessor Company, and include the results of operations of the Loral Acquired Businesses beginning on April 1, 1996, the effective date of that acquisition. See Note 3 to the condensed consolidated (combined) financial statements. Interest expense and income taxes expense for the periods are not comparable and the impact of interest expense and income taxes expense on the Company is discussed below.

     The results of operations of the Predecessor Company for the three months ended March 31, 1997 and the nine months ended September 30, 1996, include certain costs and expenses allocated by Lockheed Martin for corporate office expenses based primarily on the allocation methodology prescribed by government regulations pertaining to government contractors. Interest expense was allocated based on Lockheed Martin's actual weighted average consolidated interest rate applied to the portion of the beginning of the year invested equity deemed to be financed by consolidated debt based on Lockheed Martin's debt to equity ratio on such date. The provision (benefit) for income taxes was allocated to the Predecessor Company as if it were a separate taxpayer, calculated by applying statutory rates to reported pre-tax income after considering items that do not enter into the determination of taxable income and tax credits related to the Predecessor Company. Also, pension and postemployment benefit costs were allocated based on employee headcount. Accordingly, the results of operations and financial position hereinafter of the Predecessor Company may not be the same as would have occurred had the Predecessor Company been an independent entity.

     Three Months Ended September 30, 1997 Compared with Three Months Ended September 30, 1996

                                                                                        The Company           Predecessor Company
                                                                                  -----------------------   -----------------------
                                                                                        Three Months             Three Months
                                                                                           Ended                     Ended
                                                                                     September 30, 1997       September 30, 1996
                                                                                  -----------------------   -----------------------
                                                                                                   ($ in millions)

     Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $174.8                    $158.6
     Cost and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .             156.9                     146.4
                                                                                          ------                    ------
     Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .              17.9                      12.2
     Net interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . .               9.3                       7.4
                                                                                          ------                    ------
     Income before income taxes  . . . . . . . . . . . . . . . . . . . . . . .               8.6                       4.8
     Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               3.3                       1.7
                                                                                          ------                    ------
     Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $  5.3                    $  3.1
                                                                                          ======                    ======

     Sales for the quarter ended September 30, 1997 increased to $174.8 million from $158.6 million for the quarter ended September 30, 1996 (the "prior period"). Operating income increased to $17.9 million compared with $12.2 million in the prior period. Net income increased to $5.3 million compared to $3.1 million in the prior period.

     The sales increase was attributable to increased volume on sales of Common High-bandwidth Data Link (CHBDL) systems, Predator unmanned aerial vehicle systems, microwave components, power supplies, and E-2C display systems, which were partially offset by lower volume on E-2C Trac-A antenna and U-2 Support programs.

     Operating income as a percentage of sales increased to 10.2% in the quarter ended September 30, 1997 compared to 7.7% in the prior period. The increase in operating income was attributable to the increased sales volume on higher margin sales noted above and improved margins on microwave components.

     Net interest expense for the quarter ended September 30, 1997 was $9.3 million representing interest expense on the Company's senior secured credit facility, the 10 3/8% Senior Subordinated Notes, and amortization of debt issuance costs, less interest income of $0.4 million. See Note 6 to the condensed (combined) consolidated financial statements. Interest expense for the prior period was $7.4 million and was allocated to the Predecessor Company by applying Lockheed Martin's weighted average consolidated interest rate to the portion of the Predecessor Company's invested equity account deemed to be financed by Lockheed Martin's consolidated debt.

     The income tax provision for the quarter ended September 30, 1997 reflects the expected estimated effective income tax rate of 39% for the nine months ended December 31, 1997. In the prior period, income taxes were allocated to the Predecessor Company by Lockheed Martin and the effective income tax rate was significantly impacted by amortization of costs in excess of net assets acquired, which were not deductible for income tax purposes.

     Nine Months Ended September 30, 1997 Compared with Nine Months Ended September 30, 1996

     The following table sets forth selected statement data of operations for the Company and the Predecessor Company for the periods indicated.

                                                                       Predecessor                                 Predecessor
                                                The Company              Company               Combined              Company
                                           ---------------------  --------------------   --------------------  --------------------
                                                 Six Months           Three Months           Nine Months           Nine Months
                                                   Ended                  Ended                 Ended                 Ended
                                             September 30, 1997      March 31, 1997       September 30, 1997    September 30, 1996
                                           ---------------------  --------------------   --------------------  --------------------
                                                                               ($ in millions)

     Sales . . . . . . . . . . . . . . .           $342.9                $158.8                 $501.7                $365.0
     Cost and expenses . . . . . . . . .            309.9                 150.9                  460.8                 341.9
                                                   ------                ------                 ------                ------
     Operating income  . . . . . . . . .             33.0                   7.9                   40.9                  23.1
     Net interest expense  . . . . . . .             19.3                   8.4                   27.7                  16.8
                                                   ------                ------                 ------                ------
     Income (loss) before income taxes .             13.7                  (0.5)                  13.2                   6.3
     Income taxes  . . . . . . . . . . .              5.3                  (0.2)                   5.1                   3.0
                                                   ------                ------                 ------                ------
     Net income (loss) . . . . . . . . .           $  8.4                $ (0.3)                $  8.1                $  3.3
                                                   ======                ======                 ======                ======

     Sales for the nine months ended September 30, 1997 (the "current period") increased to $501.7 million from $365.0 million for the nine months ended September 30, 1996 (the "prior period"). Operating income increased to $40.9 million from $23.1 million in the prior period. Net income increased to $8.1 million from $3.3 million in the prior period.

     The sales increase in the current period was attributable primarily to the sales of the Loral Acquired Businesses which contributed $378.4 million for the nine months ended September 30, 1997 compared to $243.0 in the prior year period. Sales of Communication Systems--Camden increased by $1.2 million to $123.3 million in the current period compared to prior period. The acquisition of the Loral Acquired Businesses was effective April 1, 1996, and accordingly, the prior period only includes the results of operations of the

Loral Acquired Businesses for the six months from April 1, 1996 to September 30, 1996. See Note 3 to the condensed (combined) consolidated financial statements. Sales of the Loral Acquired Businesses (excluding the Hycor business) for the six month period ended September 30, 1997 increased $21.1 million to $258.6 million from $237.5 million for the six month period ended September 30, 1996.

     Operating income as a percentage of sales increased to 8.2% in the nine months ended September 30, 1997 compared to 6.3% in the prior period reflecting higher margins on the sales of the Loral Acquired Businesses and operating improvements at Communications Systems--Camden. The increase in operating income also was largely attributable to the Loral Acquired Businesses, which contributed operating income of $34.6 million for the nine months ended September 30, 1997 compared to $18.1 million in the prior period which only reflected six months of operations of the Loral Acquired Businesses. Operating income for the Loral Acquired Businesses (excluding the Hycor business) in the six month period ended September 30, 1997 increased 36% to $24.6 million from $18.1 million in the comparable period in 1996. This increase is due to the higher sales volume discussed above and improved margins on avionic and microwave product sales and increased sales on the CHBDL program.

     Net interest expense for the six months ended September 30, 1997 was $19.3 million representing interest expense on the Company's senior secured credit facility, the 10 3/8% Senior Subordinated Notes, and amortization of debt issuance costs, less interest income of $0.5 million. See Note 6 to the condensed (combined) consolidated financial statements. Interest expense for the three months ended March 31, 1997 and the prior period was $8.4 million and $16.8 million, respectively, and was allocated to the Predecessor Company by applying Lockheed Martin's weighted average consolidated interest rate to the portion of the Predecessor Company's invested equity account deemed to be financed by Lockheed Martin's consolidated debt.

     The income tax provision for the quarter ended September 30, 1997, reflects the estimated effective income tax rate of 39% for the nine months ended December 31, 1997. In the prior period, income taxes were allocated to the Predecessor Company by Lockheed Martin and the effective income tax rate was significantly impacted by amortization of costs in excess of net assets acquired, which were not deductible for income tax purposes.

     Year Ended December 31, 1996 Compared with Year Ended December 31, 1995 The following table sets forth selected income statement data for the
Predecessor Company for the periods indicated.

                                                                                                      Predecessor Company
                                                                                             -------------------------------------
                                                                                                           Year Ended
                                                                                             -------------------------------------
                                                                                                December 31,        December 31,
                                                                                                    1996                1995
                                                                                             ------------------  ------------------
                                                                                                        ($ in millions)

     Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $543.1               $166.8
     Cost and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         499.4                162.1
                                                                                                  ------               ------

     Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          43.7                  4.7
     Allocated interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          24.2                  4.5
                                                                                                  ------               ------

     Income before taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          19.5                   .2
     Allocated income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.8                  1.2
                                                                                                  ------               ------

     Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 11.7               $ (1.0)
                                                                                                  ------               ------

     During 1996, sales increased to $543.1 million from $166.8 million in the prior year. Operating income increased to $43.7 million compared with $4.7 million in the prior year. Net earnings increased to $11.7 million compared to a loss of $1.0 million in the prior year. The Loral Acquired Businesses contributed $13.6 million to 1996 net earnings.

     The sales increase was attributed to the sales of the Loral Acquired Businesses which contributed $381.1 million of the increase. Sales of Communication Systems--Camden decreased by $4.8 million compared to 1995 primarily due to lower volume on Aegis power supplies and SIGINT system production, partially offset by Local Management Device/Key Processor ("LMD/KP") production startup.

     The increase in operating income also was largely attributable to the Loral Acquired Businesses, which contributed $36.9 million of the increase. Communication Systems--Camden operating income increased $2.2 million primarily due to improved operating performance on the Shipboard Telephone Communications ("STC-2") program partially offset by increased costs on the Space Station contract. As a percentage of sales, operating income increased to 8.0% from 2.8%. This increase is attributable to the improvement in Communication Systems -- Camden noted above, higher margins and operating improvements in the Loral Acquired Businesses.

     Allocated interest expense increased to $24.2 million from $4.5 million in the prior year due primarily to the acquisition of the Loral Acquired Businesses, which was assumed to be fully financed by debt, coupled with a higher debt-to-equity ratio used in the allocation for Communication Systems--Camden.

     The effective income tax rate declined to 40% as compared to 681% in the prior year. The 1995 effective rate was significantly impacted by amortization of costs in excess of net assets acquired, which is not deductible for income tax purposes. As a percentage of income subject to tax, such amortization declined significantly in 1996.

     Year Ended December 31, 1995 Compared with Year Ended December 31, 1994

     The following table sets forth selected income statement data for the Predecessor Company for the periods indicated.

                                                                                                     Predecessor Company
                                                                                          -----------------------------------------
                                                                                                         Year Ended
                                                                                          -----------------------------------------
                                                                                             December 31,          December 31,
                                                                                                 1995                  1994
                                                                                          -------------------   -------------------
                                                                                                       ($ in millions)

     Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $166.8                $218.9
     Cost and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           162.1                 210.5
                                                                                                ------                ------

     Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             4.7                   8.4
     Allocated interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . . .             4.5                   5.5
                                                                                                ------                ------

     Income before taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              .2                   2.9
     Allocated income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1.2                   2.3
                                                                                                ------                ------

     Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ (1.0)               $   .6
                                                                                                ======                ------

     Results for 1995 and 1994 reflect only the results of Communication Systems -- Camden. During 1995, sales decreased to $166.8 million from $218.9 million in the prior year. Operating income decreased to $4.7 million from $8.4 million and the net loss for 1995 was $1.0 million compared to net earnings of $0.6 million in 1994.

     The decrease in sales was primarily due to the completion of the IREMBASS and termination of the SCAMP program and lower volume on the STC-2 program.

     The decline in operating income was partially due to the sales decrease described above. In addition, as a percentage of sales, operating income decreased to 2.8% in 1995 from 3.8% in 1994. The decrease in 1995 margins is primarily due to a cost overrun on the STE program.

     Allocated interest expense decreased to $4.5 million in 1995 from $5.5 million in 1994 due to the lower invested equity balance at January 1, 1995 compared to January 1, 1994, offset by a slightly higher weighted average consolidated interest rate.

     The effective income tax rates in 1995 and 1994 were significantly impacted by amortization of costs in excess of net assets acquired, which is not deductible for income tax purposes. The effective income tax rate in 1995 increased to 681% compared to 78% in 1994. The increase is primarily the result of the above described amortization increasing as a percent of pre-tax income in 1995 compared to the respective percent relationship in 1994.

Liquidity and Capital Resources

     Effective April 1, 1997, the Company was purchased from Lockheed Martin Corporation for approximately $525 million, before an estimated purchase price adjustment of $20 million, plus estimated acquisition costs of $6.6 million.

     The acquisition was funded by a combination of debt and equity. The equity was provided by Holdings who contributed $125 million, including $45 million retained by Lockheed Martin, in exchange for all of the capital stock of the Company. The funded debt consisted of $175 million of Term Loans under the Credit Agreement and $225 million of 10 3/8% Senior Subordinated Notes. The required principal payments under the Term Loans are: $1.0 million in the remainder of 1997, $5.0 million in 1998, $11.0 million in 1999, $19.0 million in 2000, $25.0 million in 2001, $33.2 million in 2002, $20.0 million in 2003, and $25.2 million in 2004, $24.9 million 2005, and $8.7 million in 2006. With respect to the Term Loans, interest payments vary in accordance with the type of borrowings and are made at a minimum every three months. Other than upon a change in control, the Company will not be required to make principal payments in respect of the 10 3/8% Senior Subordinated Notes until maturity on May 1, 2007. The Company is required to make semi-annual interest payments with respect to the 10 3/8% Senior Subordinated Notes. The Company typically makes capital expenditures related primarily to improvement of manufacturing facilities and equipment.

     On November 5, 1997, the Company and Lockheed Martin amended the Transaction Agreement to finalize the purchase price adjustment which amounted to $21.2 million of which $15.9 million was received on the closing date and $5.3 million was received on November 7, 1997, plus interest thereon. The amendment also included the assignment to the Company from Lockheed Martin of a contract for the production of mission communication systems for track vehicles.

     The Credit Agreement contains financial covenants, which remain in effect so long as any amount is owed by the Company under the senior secured credit facility. These financial covenants require that (i) the Company's debt ratio be less than or equal to 5.75 for the quarter ending September 30, 1997, and that the maximum allowable debt ratio thereafter be further reduced to less than or equal to 3.1 for the quarters ending after June 30, 2002, and
(ii) the Company's interest coverage ratio be at least 1.5 for the quarter ending September 30, 1997, thereafter increase the interest coverage ratio to at least 3.10 for any fiscal quarters ending after June 30, 2002. At September 30, 1997, the Company was in compliance with these covenants.

     The Company has a substantial amount of indebtedness. Based upon the current level of operation and anticipated improvements, management believes that the Company's cash flow from operations, together with available borrowings under the Revolving Credit Facility, will be adequate to meet its anticipated requirements for working capital, expenditures, research and development expenditures, program and other discretionary investments, interest payments and scheduled principal payments for the foreseeable future including at least the next three years. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that currently anticipated improvements will be achieved. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to sell assets, reduce capital expenditures, refinance all or a portion of its existing debt or obtain additional financing. The Company's ability to make scheduled principal payments, to pay interest on or to refinance its indebtedness depends on its future performance and financial results, which, to a certain extent, are subject to general economic financial, competitive, legislative, regulatory and other factors beyond its control. There can be no assurance that sufficient funds will be available to enable the Company to service its indebtedness, including the Notes, or make necessary capital expenditures and program and other disciplinary investments. The Senior Credit Facilities and the 10 3/8% Senior Subordinated Notes credit agreements contain financial and restrictive covenants that limit, among other things, the ability of the Company to borrow additional funds, dispose of assets, or pay cash dividends.

     In September 1997, the Company filed a registration statement to initiate an offer to exchange an aggregate of up to $225.0 million principal amount of 10 3/8% Series B Senior Subordinated Notes due 2007 (the "Exchange Notes") for the outstanding Old Notes. The terms of the Exchange Notes are identical in all material respects to the Old Notes, except that the Exchange Notes have been registered under the Securities Act of 1933. On November 5, 1997, the exchange offer was concluded; all of the $225.0 million Old Notes were exchanged. The Exchange Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after May 1, 2002, at various redemption prices plus accrued and unpaid interest to the applicable redemption date. In addition, prior to May 1, 2000, the Company may redeem up to 35% of the aggregate principal amount of Exchange Notes at a redemption price of 109.375% of the principal amount thereof, plus accrued and unpaid interest to the redemption date with the net cash proceeds of one or more equity offerings by Holdings that are contributed to the Company as common equity capital.

     The following table sets forth selected cash flow statement data for the Company and the Predecessor Company the periods indicated:

                                                                           Predecessor                              Predecessor
                                                        The Company          Company            Combined              Company
                                                    -------------------  ----------------  -------------------  -------------------
                                                        Six Months         Three Months        Nine Months          Nine Months
                                                           Ended              Ended               Ended                Ended
                                                    September 30, 1997    March 31, 1997   September 30, 1997   September 30, 1996
                                                    -------------------  ----------------  -------------------  -------------------
                                                                                    ($ in millions)

     Net cash from (used in) operating activities        $ 56.4              $(16.3)             $ 40.1               $  6.0
     Net cash used in investing activities . . .         (479.0)                4.3              (483.3)              (292.9)
     Net cash from financing activities  . . . .          462.4                20.6               483.0                286.9
                                                         ------              ------              ------               ------
     Net change in cash  . . . . . . . . . . . .         $ 39.8                  --              $ 39.8                   --
                                                         ======              ======              ======               ======


     Net cash provided by operating activities of the Company for the six months ended September 30, 1997 was $56.4 million. Cash provided by operations benefited from improved operating results, effective management of contracts in process resulting in reduced levels of receivables and increases in accrued interest and accrued employment costs.

     Net cash used for operating activities of the Predecessor Company was $16.3 million for the quarter ended March 31, 1997, resulting primarily from the increase in contracts in process and decrease in current liabilities, offset by cash flows provided by the Loral Acquired Businesses. Without the Loral Acquired Businesses, cash used for operating activities for Communication Systems--Camden amounted to $6.1 million.

     Net cash from operating activities of the Predecessor Company was $6.0 million for the nine months ended September 30, 1996. The acquisition of the Loral Acquired Businesses was effective April 1, 1996, and accordingly, net cash from operating activities for the nine months ended September 30, 1996, include the cash flows of the Loral Acquired Businesses for the six month period from April 1, 1996 to September 30, 1996.

     The Company's current ratio at September 30, 1997 increased slightly to 2.2:1 from the Predecessor Company's current ratio of 2.0:1 at December 31, 1996. The Predecessor Company's current ratio at March 31, 1997 was 2.2:1.

     Net cash used in investing activities for the six months ended September 30, 1997 consisted primarily of $470.7 million paid by the Company for the acquisition of Businesses from Lockheed Martin Corporation. See Note 1 to condensed consolidated (combined) financial statements. During the nine months ended September 30, 1996, $287.8 million was paid by the Predecessor Company for the acquisition of the Loral Acquired Businesses. See Note 3 to the condensed consolidated (combined) financial statements. In addition, for the six months ended September 30, 1997, $6.4 million was used for capital expenditures.

     Year Ended December 31, 1996 Compared to Year Ended December 31, 1995 and to Year Ended December 31, 1994

     Net Cash Provided by Operating Activities: Cash provided by operating activities was $31.0 million in 1996, $9.4 million in 1995 and $21.8 million in 1994. The increase of $21.6 million or 230% in 1996 is due primarily to the impact of the Loral Acquired Businesses. Earnings after adjustment for non-cash items provided $37.0 million, offset by changes in other operating assets and liabilities. The decrease in 1995 of $12.4 million is attributable to an increase in contracts in process compared to 1994, a net loss in 1995 and gain on sales of assets in 1994. Without the Loral Acquired Businesses, cash provided by operating activities for Communication Systems -- Camden increased to $13.7 million in 1996, or 46% over the prior year.

     Contracts in process, before reduction for unliquidated progress payments, increased by $189.2 million to $233.9 million at December 31, 1996, primarily due to the addition of the Loral Acquired Businesses. See Notes 2 and 4 to the Combined Financial Statements. As is customary in the defense industry, unbilled contract receivables and inventoried costs are partially financed by progress payments. The unliquidated balance of such progress payments increased by $33.5 million to $35.8 million at December 31, 1996, compared with $2.3 million at December 31, 1995. As a result, net contracts in process increased to $198.1 million in 1996 from $42.5 million in the prior year.

     The Businesses' current ratio improved slightly to 2.0:1 at December 31, 1996, from 1.9:1 at December 31, 1995, as a result of the acquisition of the Loral Acquired Businesses.

     Net Cash Used in Investing Activities: Cash used in investing activities increased to $298.2 million in 1996 from $5.5 million in 1995 and $3.7 million in 1994. The purchase price allocated by Lockheed Martin to the Loral Acquired Businesses was $287.8 million. Capital expenditures during the year amounted to $13.5 million.

Net Assets of Acquired Business Held for Sale

     The Company has accounted for the allocation of purchase price and the net assets to its Hycor business which it acquired as part of the Businesses and intends to sell in accordance with the FASB's Emerging Issues Task Force Issue 87-11 "Allocation of Purchase Price to Assets to be Sold" ("EITF 87-11"). Accordingly, the net assets related to the Hycor business as of April 1, 1997 have been reflected on a single line item in the accompanying condensed consolidated balance sheet as "Net assets held for sale". The fair value assigned to such net assets is based upon management's estimate of the proceeds from the sale of the Hycor business less the estimated income from operations for such business during the holding period of April 1997 through

December 1997 (the "holding period"), plus interest expense on debt allocated to such net assets during the holding period. The purchase price allocated to the Businesses by Holdings and L-3 discussed in Note 2 reflects these allocations of purchase price. In accordance with EITF 87-11, income from the operations of the Hycor business of $112,000 and interest expense of $436,000 on the debt allocated to the Hycor net assets have been excluded from the Company's consolidated statements of operations for the period April 1, 1997 to September 30, 1997.

     Also, included in net assets held for sale at September 30, 1997 is the Company's Sarasota, Florida facility which was sold effective October 24, 1997.

Backlog

     The Company's funded backlog at December 31, 1996, was $542.5 million, compared with $96.3 million at December 31, 1995 and $120.4 million at December 31, 1994. New orders in 1996 totaled $619.5 million, compared with $142.6 million in 1995 and $194.6 million in 1994. It is expected that approximately 77% of the December 31, 1996 backlog will be shipped in 1997. However, there can be no assurance that the Company's backlog will become revenues in any particular period, if at all. See "Risk Factors--Backlog". Approximately 81% of the total backlog was directly or indirectly for defense contracts for end use by the Government.

Research and Development

     Company-sponsored research and development, including bid and proposal costs, increased to $36.5 million in 1996 from $9.8 million in 1995. In addition, customer-funded research and development was $153.5 million in 1996, compared with $74.9 million for 1995. The increase in research and development in 1996 was due primarily to the Loral Acquired Businesses.

Contingencies

     Management does not believe there are any contingencies that, after taking into account its existing reserves, would have a material adverse effect on the Company's operations or financial condition. See Note 8 to the Combined Financial Statements and "Risk Factors--Pension Plan Liabilities".

New Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 establishes accounting standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. In February 1997, the FASB issued SFAS No. 129, "Disclosures of Information about Capital Structure." SFAS No. 129 requires disclosure of for all type of securities issued and applies to all entities that have issued securities. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of an Enterprise and related Information."

SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set general-purpose financial statements. SFAS No. 131 establishes accounting standards for the way that public business enterprises report information about operating segments and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 128 and SFAS No. 129 are required to be adjusted for periods ending after December 15, 1997, and SFAS No. 130 and SFAS No. 131 are required to be adopted by 1998. The Company is currently evaluating the impact, if any, of these new FASB statements.

     Effective January 1, 1996, the Businesses adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 establishes the accounting standards for the impairment of long-lived assets, certain intangible assets and cost in excess of net assets acquired to be held and used for long-lived assets and certain intangible assets to be disposed of. The impact of adopting SFAS 121 was not material.

Inflation

     The effect of inflation on the Company's sales and earnings is minimal. Although a majority of the Company's sales are made under long-term contracts, the selling prices of such contracts, established for deliveries in the future, generally reflect estimated costs to be incurred in these future periods. In addition, some contracts provide for price adjustments through escalation clauses.

                                   BUSINESS

Company Overview

     L-3 is a leading provider of sophisticated secure communication systems and specialized communication products including secure, high data rate communication systems, microwave components, avionics, and telemetry and instrumentation products. These systems and products are critical elements of virtually all major communication, command and control, intelligence gathering and space systems. The Company's systems and specialized products are used to connect a variety of airborne, space, ground and sea-based communication systems and are incorporated into the transmission, processing, recording, monitoring and dissemination functions of these communication systems. The Company's customers include the DoD, selected Government intelligence agencies, major aerospace/defense prime contractors, foreign governments and commercial customers. In 1996, L-3 had pro forma sales of $675.3 million and pro forma operating income of $56.0 million. The Company's funded backlog as of December 31, 1996 was approximately $542.5 million.

     All of the Company's business units enjoy proprietary technologies and capabilities and are well positioned in their respective markets. Management has organized the Company's operations into two business areas: Secure Communication Systems and Specialized Communication Products. In 1996, these areas generated approximately $371.5 million and $303.8 million of pro forma sales, respectively, and $23.0 million and $33.0 million of pro forma operating income, respectively.

     Secure Communication Systems. L-3 is the established leader in secure, high data rate communications in support of military and other national agency reconnaissance and surveillance applications. The Company's Secure Communication Systems operations are located in Salt Lake City, Utah and Camden, New Jersey. Both operations are predominantly cost plus, sole source prime system contractors supporting long-term programs for the U.S. Armed Forces and classified customers. The Company's major secure communication programs and systems include: strategic and tactical signal intelligence systems that detect, collect, identify, analyze and disseminate information and related support contracts for military and national agency intelligence efforts; secure data links for airborne, satellite, ground and sea-based information collection and transmission; as well as secure telephone and network equipment. The Company believes that it has developed virtually every high bandwidth data link used by the military for surveillance and reconnaissance in operation today. In addition to these core Government programs, L-3 is expanding its business base into related commercial communication equipment markets, including applying its wireless communication expertise to develop local wireless loop equipment primarily for emerging market countries and rural areas where existing telecommunications infrastructure is inadequate or non-existent.

     Specialized Communication Products. This business area comprises the Microwave Components, Avionics, and Telemetry and Instrumentation Products operations of the Company.

     Microwave Components. L-3 is the preeminent worldwide supplier of commercial off-the-shelf, high performance microwave components and frequency monitoring equipment. L-3's microwave products are sold under the industry-recognized Narda brand name through a standard catalog to wireless, industrial and military communication markets. L-3 also provides state-of-the-art communication components including channel amplifiers and frequency filters for the commercial communications satellite market.

     Avionics. Avionics includes the Company's Aviation Recorders, Display Systems and Antenna Systems operations. L-3 is the world's leading manufacturer of commercial cockpit voice and flight data recorders. These recorders are sold under the Fairchild brand name both on an OEM basis to aircraft manufacturers as well as directly to the world's major airlines for their existing fleets of aircraft. L-3 also provides military and high-end commercial displays for use on a number of DoD programs including the F-14, V-22, F-117 and E-2C. Further, L-3 manufactures high performance surveillance antennas and related equipment for U.S. Air Force and U.S. Navy aircraft including the F-16, AWACS, E-2C and B-2, as well as the U.K.'s Nimrod aircraft.

     Telemetry and Instrumentation Products. The Company's Telemetry and Instrumentation Products operations develop and manufacture commercial off-the-shelf, real-time data collection and transmission products and components for missile, aircraft and space-based electronic systems. These products are used to gather flight parameter data and other critical information and transmit it from air or space to the ground. Telemetry products are also used for range safety and training applications to simulate battlefield situations. Further, the Company is applying its technical capabilities in high data rate transmission to the medical image archiving market in partnership with GE Medical Systems.

     The Company's systems and products are summarized in the following tables:

       Secure Communication Systems (1996 Pro Forma Sales: $372 million)

                                                    Selected Platforms/
Systems               Selected Applications         End Uses
-------               ---------------------         ------------------

Secure High Data
Rate Communications
-  Broad-band data    -  High performance,          - Used on aircraft and
   links                 secure communication         naval ships, unmanned
                         links for interoperable      aerial vehicles with
                         tactical communication       military and commercial
                         and reconnaissance           satellites

Satellite
Communication
Terminals
-  Ground-based       -  Interoperable,             - Provide remote personnel
                         transportable ground         with communication
                         terminals for remote         links to distant forces
                         links to distant
                         segments via commercial
                         or military satellites

Satellite
Communication
and Satellite
Control
- Satellite           - On-board satellite          - International Space
  communication         external communications,      Stations; Earth Observing
  and tracking          video systems, solid          Satellite; Landsat-7;
  systems               state recorders and           National Oceanic and
                        ground support equipment      Atmospheric
                                                      Administration weather
                                                      satellites

- Satellite           - Software integration,       - Air Force satellite
  command and           test and maintenance          network; Titan IV
  control               support for Air Force         launch system
  sustainment           satellite control
  and support           network; engineering
                        support for satellite
                        launch systems

Information
Security Systems
- Secure Telephone   - Secure and non-secure        - Office and battlefield
  Unit (STU III)/      voice, data and video          secure and non-secure
  Secure Terminal      communication utilizing        communication for armed
  Equipment (STE)      ISDN and ATM commercial        services, intelligence
                       network technologies           and security agencies

                                                    Selected Platforms/
Systems               Selected Applications         End Uses
-------               ---------------------         ------------------

- Local              - Provides electronic key      - User authorization and
  management           material accounting,           recognition and message
  device/key           system management and          encryption for secure
  processor            audit support functions        communication
  (LMD/KP)             for secure data
                       communication

                                                    Selected Platforms/
Productions           Selected Applications         End Uses
-----------           ---------------------         ------------------

- Information        - Custom designed              - Classified military and
  processing           strategic and tactical         national agency
  systems              signal intelligence            intelligence efforts
                       systems that detect,
                       collect, identify,
                       analyze and disseminate
                       information and related
                       support contracts

Microwave
Components
- Passive            - Radio transmission,          - Broad-band and narrow-
  components,          switching and                  band commercial
  mechanical           conditioning; antennae         applications (PCS,
  switches and         and base station               cellular, SMR, and
  wireless             testing and monitoring         paging infrastructure)
  assemblies                                          sold under the Narda
                                                      brand name; broad-band
                                                      military applications

- Safety             - Radio frequency (RF)         - Monitor cellular base
  products             monitoring and management      station and industrial
                                                      RF Emissions frequency
                                                      monitoring

- Semiconductors     - Radio frequency switches     - Various industrial and
  (diodes,             limiters, voltage control      military and uses,
  capacitors)          oscillators, harmonic          including commercial
                       generators                     satellites, avionics
                                                      and specialty
                                                      communication products

- Satellite and      - Satellite transponder        - F-16, E-2C China Sat
  wireless             control, channel
  components           and frequency
  (channel             separation
  amplifiers,
  transceivers,
  converters,
  filters and
  multiplexers)

                                                    Selected Platforms/
Productions           Selected Applications         End Uses
-----------           ---------------------         ------------------

Avionics
Aviation Recorders
- Solid state        - Voice recorders             - Installed on all business
  cockpit voice and    continuously record           and commercial aircraft
  flight data          most recent 30-120            and certain military
  recorders            minutes of voice and          transport aircraft; sold
                       sounds from cockpit           to both aircraft OEMs
                       and aircraft inter-           and airlines under the
                       communications. Flight        Fairchild brand name
                       data recorders record
                       the last 25 hours of
                       flight parameters

Display Systems
- Cockpit and        - High performance ruggedized  - E-2C, V-22, F-14, F-117,
  mission display      flat panel and cathode ray     E-6B, C-130, AWACS and
  systems              tube displays                  JSTARS

Antenna Systems
- Ultra-wide         - Surveillance; radar          - F-15, F-16, F-18, E-2C,
  frequency            detection                      A-7, EF-111, P-3, C-130,
  antennae                                            B-2, AWACS, Apache, Cobra,
  systems and                                         Mirage (France), Nimrod
  rotary joints                                       (U.K.) and Tornado (U.K.)

Telemetry and
Instrumentation
Telemetry
- Aircraft, missile  - Real time data acquisition,  - F-15, F-18, F-22, Comanche
  and satellite        measurement, processing,       Nimrod (U.K.), Tactical
  telemetry systems    simulation, distribution,      Hellfire Titan, EELV, and
                       display and storage for        A2100

- Training range     - Battlefield simulation       - Combat simulation
  telemetry systems

Instrumentation
and Other
- Medical imaging    - X-Ray cardiology, echo       - Filmless, high speed image
  and archiving        cardiology and radiology       management and archiving
                       image management, review       for cardiology and
                       and archiving                  radiology
                       flight testing

Industry Overview

     The defense industry has recently undergone significant change precipitated by ongoing federal budget pressures and new roles and missions to reflect changing strategic and tactical threats. Since the mid-1980's, the overall U.S. defense budget has declined in real dollars. In response, the DoD has focused its resources on enhancing its military readiness, joint operations and multiple mission capabilities, and incorporating advanced electronics to improve the performance, reduce operating cost and extend the life expectancy of its existing and future platforms. The emphasis on system interoperability, force multipliers and providing battlefield commanders with real-time data is increasing the electronics content of nearly all of the major military procurement and research programs. As a result, the DoD's budget for communications and defense electronics is expected to grow. According to Federal Sources, an independent private consulting group, the defense budget for C3I is expected to increase from $30.0 billion in the fiscal year ended September 30, 1996 to $42.0 billion in the fiscal year ended September 30, 2002, a compound annual growth rate of 5.8%.

     The industry has also undergone dramatic consolidation resulting in the emergence of four dominant prime system contractors. One outgrowth of this consolidation among the remaining major prime contractors is their desire to limit purchases of products and sub-systems from one another. Despite this desire, there are numerous essential but non-strategic products, components and systems that are not economical for the major prime contractors to design, develop or manufacture for their own internal use. As the prime contractors continue to evaluate their core competencies and competitive position, focusing their resources on larger programs and platforms, the Company expects the prime contractors will seek to exit non-strategic business areas and procure these needed elements on more favorable terms from independent, commercially oriented merchant suppliers.

     The focus on cost control is also driving increased use of commercial off-the-shelf products for both upgrades of existing systems and in new systems. The Company believes the prime contractors will continue to be under pressure to reduce their costs and will increasingly seek to focus their resources and capabilities on major systems, turning to commercially oriented merchant suppliers to produce non-core sub-systems, components and products. Going forward, the successful merchant suppliers will use their resources to complement and support, rather than compete with the prime contractors. L-3 anticipates the relationship between the major prime contractors and their primary suppliers will, as in the automotive industry, develop into critical partnerships encompassing increasingly greater outsourcing of non-core products and systems by the prime contractors to their key merchant suppliers and increasing supplier participation in the development of future programs. Early involvement in the upgrading of existing systems and the design and engineering of new systems incorporating these outsourced products will provide top-tier suppliers, including the Company, with a competitive advantage in securing new business and provide the prime contractors with significant cost reduction opportunities through coordination of the design, development and manufacturing processes.


Business Strategy

     L-3 intends to leverage its market position, diverse program base and favorable mix of cost plus to fixed price contracts to enhance its profitability, reduce its indebtedness and to establish itself as the premier merchant supplier of communication systems and products to the major prime contractors in the aerospace/defense industry as well as the Government. The Company's strategy to achieve these objectives includes:

     -- Expand Merchant Supplier Relationships. Senior Management has developed strong relationships with virtually all of the prime contractors, the DoD and other major government agencies, enabling L-3 to identify business opportunities and anticipate customer needs. As an independent merchant supplier, the Company anticipates its future growth will be driven by expanding its share of existing programs and by participating in new programs. Management has already identified several opportunities where the Company believes it will be able to use its strong relationships to increase its business presence and allow its customers to reduce their costs. The Company also expects to benefit from increased outsourcing by prime contractors who in the past may have limited their purchases to captive suppliers and who are now expected to view L-3's capabilities on a more favorable basis given its status as an independent company.

     -- Support Customer Requirements. A significant portion of L-3's sales are derived from high-priority, long-term programs and from programs for which the Company has been the incumbent supplier, and in many cases acted as the sole provider, over many years. Approximately 67% of the Company's total pro forma 1996 sales were generated from sole source contracts. L-3's customer satisfaction and excellent performance record are evidenced by its performance-based award fees exceeding 90% on average over the past two years. Going forward, management believes prime contractors will award long-term, sole source, outsourcing contracts to the merchant supplier they believe is most capable on the basis of quality, responsiveness, design, engineering and program management support as well as cost. Reflecting L-3's strong competitive position, the Company has experienced a contract award win rate over the past two years of approximately 50% on new competitive contracts for which it competes and approximately 90% on contracts for which it is the incumbent. The Company intends to continue to align its research and development, manufacturing and new business efforts to complement its customers' requirements.

     -- Leverage Technical and Market Leadership Positions. L-3 has developed strong, proprietary technical capabilities that have enabled it to capture a number one or two market position in most of its key business areas, including secure, high data rate communication systems, solid state aviation recorders, advanced antenna systems and high performance microwave components. Over the past three years, the Company and its Predecessors have invested over $100 million in Company-sponsored independent research and development, including bid and proposal costs, in addition to making substantial investments in its technical and manufacturing resources. Further, the Company has a highly skilled workforce including over 1,500 engineers. As an independent company, management intends to leverage its technical expertise and capabilities into several closely aligned commercial business areas and applications, including opportunities in wireless telephony and medical imaging archive management.

     -- Maintain Diversified Business Mix. The Company enjoys a diverse business mix with a limited program exposure, a favorable balance of cost plus to fixed price contracts, a significant sole source business and an attractive customer profile. The Company's largest program, representing 14% of 1996 pro forma sales, is a long-term, sole source, cost plus support program for the U-2 program Directorate for the DoD. No other program represented more than 7% of pro forma 1996 sales. Further, the Company's pro forma sales mix of contracts in 1996 was 42% cost plus and 58% fixed price, providing the Company with a balanced mix of predictable profitability (cost plus) and higher margin (fixed price) business. L-3 also enjoys an attractive customer mix of defense and commercial business, with DoD related sales accounting for 65% and commercial and federal (non-DoD) sales accounting for 35% of 1996 pro forma sales. The Company intends to leverage this favorable business profile to expand its merchant supplier business base.

     -- Enhance Operating Margins. As part of larger corporations (i.e., Lockheed Martin, Loral, GE, Unisys), the Businesses were historically required to absorb significant corporate expense allocations. As an independent company, L-3 believes that it will be able to leverage its discretionary expenditures in a more focused and efficient manner, enhance its operating performance and reduce overhead expenses reflecting Senior Management's more flexible, entrepreneurial approach. The Company believes that significant costs incurred by the Businesses under Lockheed Martin's ownership will not be incurred going forward. These cost savings include reduced corporate administrative and facilities expenses and certain operating performance improvements.

     -- Capitalize on Strategic Acquisition Opportunities. Recent industry consolidation has virtually eliminated traditional middle-tier aerospace/defense companies. This level of consolidation is now beginning to draw the concern of the DoD and federal anti-trust regulators. As a result, the Company anticipates the pending major mergers as well as continued consolidation of the smaller participants in the defense industry will create attractive complementary acquisition candidates for L-3 in the future as these companies continue to evaluate their core competencies and competitive position.

Products and Services

Secure Communication Systems

     L-3 is a leader in communication systems for high performance intelligence collection, imagery processing and ground, air, sea and satellite communications for the DoD and other government agencies. The Company's Secure Communication Systems operations are located in Salt Lake City, Utah and Camden, New Jersey, and together had pro forma sales of $371.5 million and EBITDA of $41.6 million in 1996. The Salt Lake City operation provides secure, high data rate, real-time communication systems for surveillance, reconnaissance and other intelligence collection systems. The Camden operation designs, develops, produces and integrates communication systems and support equipment for space, ground and naval applications. Product lines of the Secure Communication Systems business include high data rate communication links, satellite communication ("SATCOM") terminals, Navy vessel communication systems, space communications and satellite control systems, signal intelligence information processing systems, information security systems, tactical battlefield sensor systems and commercial communication systems.

-- High Data Rate Communications

     The Company is a technology leader in high data rate, covert, jam-resistant microwave communications in support of military and other national agency reconnaissance and surveillance applications. L-3's product line covers a full range of tactical and strategic secure point-to-point and relay data transmission systems, products and support services that conform to military and intelligence specifications. The Company's systems and products are capable of providing battlefield commanders with real time, secure surveillance and targeting information and were used extensively by U.S. armed forces in the Persian Gulf war.

     During the 1980s, largely based on its prior experience with command and control guidance systems for remotely-piloted vehicles, L-3 developed its current family of strategic and tactical data links, including its Modular Interoperable Data Link ("MIDL") systems and Modular Interoperable Surface Terminals ("MIST"). MIDL and MIST technologies are considered virtual DoD standards in terms of data link hardware. The Company's primary focus is spread spectrum communication (based on CDMA technology), which involves transmitting a signal as noise so as to make it difficult to detect to others, and then re-capturing the signal and removing the noise. The Company's data links are capable of providing information at over 200 Mb/s.

     L-3 provides these secure high band width services to the U.S. Air Force, Navy, Army and various Government agencies, many through long-term sole source programs. The scope of these programs include air-to-ground, air-to-air, ground-to-air and satellite communications. Government programs include: U-2 Support, Common High-Band Width Data Link Surface Terminal ("CHBDL-ST"), Battle Group Passive Horizon Extension System ("BGPHES"), Light Airborne Multi-Purpose System (LAMPS), TriBand SATCOM Subsystem ("TSS"), all unmanned aerial vehicle ("UAV") programs and Direct Air-Satellite Relay ("DASR").

-- Satellite Communication Terminals

     L-3 provides ground-to-satellite, high availability, real-time global communications capability through a family of transportable field terminals to communicate with commercial, military and international satellites. These terminals provide remote personnel with anywhere, anytime effective communication capability and provide communications links to distant forces. The Company's TriBand SATCOM Subsystem ("TSS") employs a 6.25 meter tactical dish with a single point feed that provides C, Ku and X band communication to support the U.S. Army. The Company also offers an 11.3 meter dish which is transportable on two C-130 aircraft. The SHF Portable Terminal System ("PTS") is a lightweight (28 lbs.), manportable terminal, which communicates through DSCS, NATO or SKYNET satellites and brings unprecedented connectivity to small military tactical units and mobile command posts. L-3 recently delivered 14 of these terminals for use by NATO forces in Bosnia.

-- Space Communications and Satellite Control

     Continuing L-3's tradition of providing communications for every manned U.S. space flight since Mercury, the Company is currently designing and testing three communication subsystems for the International Space Station ("ISS"). These systems will control all ISS radio frequency ("RF") communications and external video activities. The Company also provides solid-state recorders and memory units for data capture, storage, transfer and retrieval for space applications. The standard NASA tape recorder, which was developed and produced by the Company, has completed over three million hours of service without a mission failure. Current programs include recorders for the National Oceanic & Atmospheric Administration ("NOAA") weather satellites, the Earth Observing Satellite ("EOS") AM spacecraft and Landsat-7 Earth-monitoring spacecraft. The Company also provides space and satellite system simulation, satellite operations and computer system training, depot support, network engineering, resource scheduling, launch system engineering, support, software integration and test through cost-plus contracts with the U.S. Air Force.

-- Military Communications

     The Company provides integrated, computer controlled switching systems for the interior and exterior voice and data needs of today's Navy military vessels. The Company's products include Integrated Voice Communication Systems ("IVCS") for Aegis cruisers and destroyers and the Integrated Radio Room ("IRR") for Trident class submarines, the first computer controlled communications center in a submarine. These products integrate the intercom, tactical and administrative communications network into one system accessing various types of communication terminals throughout the ship. The Company's MarCom 2000 secure digital switching system is in development for the Los Angeles class attack submarine and provides an integrated approach to the specialized voice and data communications needs of a shipboard environment for internal and external communications, command and control and air traffic control. The Company also offers on-board, high data rate communications systems which provide a data link for carrier battle groups which are interoperable with the U.S. Air Force's surveillance/ reconnaissance terminal platforms.

-- Information Security Systems

     The Company has produced more than 100,000 secure telephone units ("STU III") which are in use today by the U.S. Armed Forces to provide secure telephone capabilities for classified confidential communication over public commercial telephone networks. The Company has begun producing the next-generation digital, ISDN-compatible STE. STE provides clearer voice and seven-times faster data/fax transmission capability than the STU III. STE also supports secure conference calls and secure video teleconferencing. STE uses a CryptoCard security system which consists of a small, portable, cryptographic module mounted on a PCMCIA card holding the algorithms, keys and personalized credentials to identify its user for secure communications access. The Company also provides LMD/KP which is the workstation component of the Government's Electronic Key Management System ("EKMS"), the next generation of information security systems. EKMS is the Government system to replace current "paper" secret keys used to secure government communications with "electronic" secret keys. LMD/KP is the component of the EKMS which produces and distributes the electronic keys. L-3 also develops specialized strategic and tactical SIGINT to detect, acquire, collect, and process information derived from electronic sources. These systems are used by classified customers for intelligence gathering and require high speed digital signal processing and high density custom hardware designs.

-- Tactical Security Systems

     The Company manufactures the IREMBASS, an unattended ground sensor system which uses sensors placed along likely avenues of enemy approach or intrusion in a battlefield environment. The sensors respond to seismic and acoustic disturbances, infrared energy and magnetic field changes and thus detect enemy activities. IREMBASS is currently in use by U.S. Special Operations Forces, the U.S. Army's Light Divisions and several foreign governments. The Company also provides the Intrusion Detection Early Warning System ("IDEWS"), a sensor system designed for platoon-level physical security applications. Weighing less than two pounds, this sensor system is ideal for covert perimeter intrusion detection, border protection and airfield or military installation security.

-- Commercial Communications

     The Company is applying its wireless communication expertise to introduce local wireless loop equipment using a synchronous Code Division Multiple Access technology protocol ("CDMA") supporting terrestrial and space based, fixed and mobile communication services. The system's principal targeted customer base is emerging market countries and rural areas where existing telecommunications infrastructure is inadequate or non-existent. The Company's system will have the potential to interface with low earth orbit ("LEO") PCS systems such as Globalstar, Iridium and or any local public telephone network. The Company expects to manufacture for sale certain of the infrastructure equipment and to license its technology to third-party providers. The Company expects to partner with third parties for service and distribution capabilities. The Company has entered into product distribution agreements with Granger Telecom for distribution in parts of Africa, the Middle East and the United Kingdom, and with Unisys for distribution in parts of Mexico and South America.

Specialized Communication Products

Microwave Components

     L-3 is the pre-eminent worldwide supplier of commercial off-the-shelf, high performance radio frequency ("RF") microwave components, assemblies and instruments supplying the wireless communication, industrial and military markets. The Company is also a leading provider of state-of-the-art space-qualified commercial satellite and strategic military RF products. L-3 sells many of these components under the well-recognized Narda brand name and through the world's most comprehensive catalogue of standard, stocked hardware. L-3 also sells its products through a direct sales force and an extensive network of premier market representatives. Specific catalog offerings include wireless products, electro-mechanical switches, power dividers and hybrids, couplers/detectors, attenuators, terminations and phase shifters, isolators and circulators, adapters, control products, sources, mixers, waveguide components, RF safety products, power meters/monitors and custom passive products. The Company operates from two sites, Hauppauge, New York ("Narda East"), and Sacramento, California ("Narda West").

     Narda East represents approximately 62% of L-3's microwave sales volume, offering high performance microwave components, networks and instruments to the wireless, industrial and military communications markets. Narda East's products can be divided into three major categories: passive components, higher level wireless assemblies/monitoring systems and safety instruments.

     Passive components are generally purchased in narrow frequency configurations by wireless OEM equipment manufacturers and service providers. Similar components are purchased in wide frequency configurations by first tier military equipment suppliers. Commercial applications for Narda components are primarily in cellular or PCS base stations. Narda also manufactures higher level assemblies for wireless base stations and the paging industry. These products include communication antenna test sets, devices that monitor reflected power to determine if a cellular base station is working. Military applications include general procurement for test equipment or electronic surveillance and countermeasure systems. RF safety products are instruments which are used to measure the level of non-ionizing radiation in a given area, i.e., from an antenna, test set or other emitting source.

     Narda West designs and manufactures state-of-the-art space-qualified and wireless components. Space qualified components include channel amplifiers for satellite transponder control and diplexers/ multiplexers, which are used to separate various signals and direct them to the appropriate other sections of the payload. Narda West's primary areas of focus are communication satellite payload products. Channel amplifiers constitute Narda West's main satellite product. These components amplify the weak signals received from earth stations by a factor of 1 million, and then drive the power amplifier tubes that broadcast the signal back to earth. These products are sold to satellite manufacturers and offer lower cost, lower weight and improved performance versus in-house alternatives. On a typical satellite, for which there are 20 to 50 channel amps, Narda West's channel amps offer cost savings of up to 60% (up to $1 million per satellite) and decrease launch weight by up to 25 kilograms.

     The operation also offers a wide variety of high-reliability power splitters, combiners and filters for spacecraft and launch vehicles, such as LLV, Tiros N, THAAD, Mars Surveyor, Peacekeeper, Galileo, Skynet, Cassini, Milstar, Space Shuttle, LandSat, FltSatCom, GPS, GPS Block IIR, IUS, ACE, SMEX and certain classified programs. Narda West also produces ground transceivers for communication with satellites. These Very Small Aperture Terminal ("VSAT") transceivers are used in medium and high data rate applications in the C and Ku frequency bands normally used for transmit/receiver applications. Other Narda West products include wireless microwave components for cellular and PCS base station applications. These products include filters used for transmit and receive channel separation as well as ferrite components, which isolate certain microwave functions, thereby preventing undesired signal interaction. The balance of the operation's business is of a historical nature and involves wideband filters used for electronic warfare applications and cavity oscillators used in commercial test equipment and terrestrial radio applications.

Avionics

-- Aviation Recorders

     L-3 manufactures commercial solid-state crash-protected aviation recorders ("black boxes") under the Fairchild brand name, and has delivered over 40,000 flight recorders to airplane manufacturers and airlines around the world. Recorders are mandated and regulated by various worldwide agencies for commercial airlines and a large portion of business aviation aircraft. Management anticipates growth opportunities in Aviation Recorders as a result of the current high level of orders for new commercial aircraft. Additional growth opportunities exist in the military market as a result of recent military aircraft accidents. There are two types of recorders: (i) the Cockpit Voice Recorder ("CVR") which records the last 30 to 120 minutes of crew conversation and ambient sounds from the cockpit and (ii) the Flight Data Recorder ("FDR") which records the last 25 hours of aircraft flight parameters such as speed, altitude, acceleration, thrust from each engine and direction of the flight in its final moments. Recorders are highly ruggedized instruments, designed to absorb the shock equivalent to that of an object traveling at 268 knots stopping in 18 inches, fire resistant to 1,100 degrees centigrade and pressure resistance equal to 20,000 feet undersea for 30 days. Management believes that the Company has the leading worldwide market position for CVR's and FDR's.

-- Antenna Systems

     Under the Randtron brand name, L-3 produces high performance antennas designed for surveillance, high-resolution, ultra-wide frequency bands, detection of low radar cross section ("LRCS") targets, LRCS installations, severe environmental applications and polarization diversity. L-3's main antenna product is a sophisticated 24-foot diameter antenna operational on all E-2C aircraft. This airborne antenna consists of a 24-foot rotating aerodynamic oblate spheroid radome containing a UHF surveillance radar antenna, IFF antenna and forward and aft auxiliary antennas. This antenna began production in the early 1980s, and production is planned beyond 2000 for the E-2C, P3 and C-130 AEW aircraft. L-3 also produces broad-band antennas for a variety of tactical aircraft and rotary joints for the AWAC's and E-2C's antenna. Randtron has delivered approximately 2,000 aircraft sets of antennas and has a current backlog through 1999.

-- Display Systems

     L-3 specializes in the design, development and manufacture of ruggedized display system solutions for military and high-end commercial applications. L-3's current product lines include cathode ray tubes ("CRTs") and the Actiview family of active matrix liquid crystal displays ("AMLCD"). L-3 manufactures flat-panel displays with diagonal screen sizes of 10.4 and 20.1 inches that are in platforms such as E-2C (enhanced main display unit and Q-70 advanced display system), F-14, F-117 and V-22.

Telemetry and Instrumentation

     The Company is a leader in component products used in telemetry and instrumentation for satellites, aircraft, UAVs, launch vehicles and missiles. Telemetry involves the collection of data from these platforms, its transmission to ground stations for analysis, and its further dissemination or transportation to another platform. A principal use of this telemetry data is to measure as many as 1,000 different parameters of the platform's operation (in much the same way as a flight data recorder on an airplane measures various flight parameters) and transmits this data to the ground.

     Additionally, for satellite platforms, the equipment also provides the command uplink that controls the satellite. In these applications, high reliability of components is crucial because of the high cost of satellite repair and the length of uninterrupted service required. Telemetry also provides the data to terminate the flight of missiles and rockets under errant conditions and/or at the end of mission.

-- Airborne, Ground and Space Telemetry

     The Company provides airborne equipment and data link systems to gather critical information and to process, format and transmit it to the ground through communication data links from a communications satellite, spacecraft, aircraft and/or missile. These products are available in both COTS and custom configurations. Major customers are the major defense contractors who manufacture aircraft, missiles, warheads, launch vehicles, munitions and bombs. Ground instrumentation activity occurs at the ground station where the serial stream of combined data is received and decoded in real-time, as it is received from the airborne platform. Data can be encrypted and decrypted during this process, an additional expertise that the Company offers. L-3 offers the System 500 which interfaces with airborne telemetry and helps determine if it is within certain parameters of its flight pattern and displays the information graphically on a ground station terminal. The Company is currently developing the NeTstar ground station terminal which is capable of handling compressed satellite mission time frames.

-- Range Instrumentation

     A ground-based application for the Company is range instrumentation, where equipment that is worn by soldiers or mounted in vehicles transmit and receive data that is used for test and evaluation of training missions. The

Company's Digital Communication Network Subsystem ("DCNS") product allows for more effective monitoring and control of training and testing ranges.

-- Transportable Radios

     The Company also manufactures transportable, tunable, microwave radios used for commercial and military voice and data communication service restoration and features rugged, modularized systems capable of data rates up to 155 Mb/s. Frequencies are tunable in RF bands from 1.7 GHz to 19.7 GHz with simple plug-in radio frequency heads. The radios are encased in portable, all-weather outdoor housing for use in restoration and temporary service and military tactical communications.

-- Expendable Countermeasure Systems

     L-3 designs, develops and produces radar, infrared, electro-optical and acoustic expendable countermeasure systems, computer-controlled launchers and dispensers for ships, aircraft, ground vehicles and base defense. L-3 is the world leader in the design, development and production of passive off-board ship defense countermeasures systems for the U.S. Navy and international customers. The products include the MK 214 and MK 216 Sea Gnat Decoys, which are the seduction and distraction decoys used by the U.S. Navy and NATO for ship defense against radar-guided threats. L-3 also manufactures Automatic Launch of Expendables ("ALEX"), a completely automated ship-defense launch system that takes threat information from the ship's warning system and speed, direction and wind conditions from the ship's navigation system and initiates the optimum countermeasure response and/or maneuver based on the decoy load-out inventory.

-- Commercial Communication Products

     The Company and GE Medical Systems have jointly developed GEMnet(Trademark), a cardiac image management and archive system. GEMnet(Trademark) eliminates the use of cinefilm in a cardiac catheterization laboratory by providing a direct digital connection to the laboratory. The system provides for acquisition, display, analysis and short-and long-term archive of cardiac patient studies, providing significant cost savings and process improvements to the hospital. EchoNet(Trademark) is a digital archive management and review system designed by the Company specifically for the echocardiology profession. Echonet(Trademark) is the result of an exclusive strategic partnership with Heartlab, Inc. and is distributed by Nova Microsonics. The system accepts digital echocardiology studies from a variety of currently available ultrasound systems, manages the studies, making them available on a network, and allows the physicians and technicians to become more productive. DICOMView(Trademark) is a multimodal, low-cost viewing station designed by the Company for use with standard IBM-compatible and Macintosh personal computer platforms. It makes full motion, full fidelity diagnostic images accessible for the cardiologist, surgeon and referring physician. EchoNet(Trademark) and DICOMView(Trademark) are trademarks of Heartlab, Inc. GEMnet(Trademark) is a trademark of GE.

Major Customers

     The Company's sales are predominantly derived from contracts with agencies of, and prime contractors to, the Government. The various Government customers exercise independent purchasing decisions. Sales to the Government generally are not regarded as constituting sales to one customer. Instead, each contracting entity is considered to be a separate customer. In 1996, the Company performed under approximately 180 contracts with value exceeding $1 million for the Government. Government pro forma sales in 1996, including pro forma sales to the Government through prime contractors, were $529 million. Historical sales to Lockheed Martin were $70.7 million in 1996. The Company's largest program, representing 14% of 1996 pro forma sales, is a long-term, sole source cost plus support program for the U-2 Directorate. No other program represented more than 7% of pro forma 1996 sales.

Research and Development

     The Company employs scientific, engineering and other personnel to improve its existing product lines and to develop new products and technologies in the same or related fields. As of December 31, 1996, the Company employed approximately 1,580 engineers (of whom over 35% hold advanced degrees). The pro forma amounts of research and development performed under customer-funded contracts and Company-sponsored research projects, including bid and proposal costs, for 1996 were $153.5 million and $36.5 million, respectively.

Competition

     The Company's ability to compete for defense contracts depends to a large extent on the effectiveness and innovativeness of its research and development programs, its ability to offer better program performance than its competitors at a lower cost to the Government customer, and its readiness in facilities, equipment and personnel to undertake the programs for which it competes. In some instances, programs are sole source or work directed by the Government to a single supplier. In such cases, there may be other suppliers who have the capability to compete for the programs involved, but they can only enter or reenter the market if the Government should choose to reopen the particular program to competition. Approximately 67% of the Company's 1996 pro forma sales related to sole source contracts.

     The Company experiences competition from industrial firms and U.S. government agencies, some of which have substantially greater resources. These competitors include: Allied Signal Inc., AMP, Inc., Aydin Corporation, Cubic Corporation, GTE Corporation, Harris Corporation, GM Hughes Electronics, Motorola, Inc., Raytheon Company and Titan Corporation. A majority of the sales of the Company is derived from contracts with the Government and its prime contractors, and such contracts are awarded on the basis of negotiations or competitive bids. Management does not believe any one competitor or a small number of competitors is dominant in any of the business areas of the Company. Management believes the Company will continue to be able to compete successfully based upon the quality and cost competitiveness of its products and services.

Patents and Licenses

     Although the Company owns some patents and has filed applications for additional patents, it does not believe that its operations depend upon its patents. In addition, the Company's Government contracts generally license it to use patents owned by others. Similar provisions in the Government contracts awarded to other companies make it impossible for the Company to prevent the use by other companies of its patents in most domestic work.

Backlog

     As of December 31, 1996, the Company's funded backlog was approximately $542.5 million. This backlog provides management with a useful tool to project sales and plan its business on an on-going basis; however, no assurance can be given that the Company's backlog will become revenues in any particular period or at all. Funded backlog does not include the total contract value of multi-year, cost-plus reimbursable contracts, which are funded as costs are incurred by the Company. Funded backlog also does not include unexercised contract options which represent the amount of revenue which would be recognized from the performance of contract options that may be exercised by customers under existing contracts and from purchase orders to be issued under indefinite quantity contracts or basic ordering agreements. Backlog is a more relevant predictor of future sales in the Secure Communication Systems business area. Current funded backlog in Secure Communication Systems as of December 31, 1996 was $331.5 million, of which approximately 81.3% is expected to be shipped in 1997. The Company believes backlog is a less relevant factor in the Specialized Communication Products business area given the nature of its catalog and commercial oriented business. Overall, approximately 77% of the Company's December 31, 1996 funded backlog is expected to be shipped in 1997.

                                                          Funded Backlog as of
                                                           December 31, 1996
                                                          --------------------
                                                            ($ in millions)

     Secure Communication Systems  . . . . . . . . . .           $331.5
     Communication Products  . . . . . . . . . . . . .            211.0
                                                                 ------
                                                                 $542.5
                                                                 ======


Government Contracts

     Approximately 78.4% of the Company's 1996 pro forma sales were made to agencies of the Government or to prime contractors or subcontractors of the Government.

     Approximately 58% of the Company's pro forma 1996 sales mix of contracts were firm fixed price contracts under which the Company agrees to perform for a predetermined price. Although the Company's fixed price contracts generally permit the Company to keep profits if costs are less than projected, the Company does bear the risk that increased or unexpected costs may reduce profit or cause the Company to sustain losses on the contract. Generally, firm fixed price contracts offer higher margin than cost plus type contracts. All domestic defense contracts and subcontracts to which the Company is a party are subject to audit, various profit and cost controls and standard provisions for termination at the convenience of the Government. Upon termination, other than for a contractor's default, the contractor will normally be entitled to reimbursement for allowable costs and to an allowance for profit. Foreign defense contracts generally contain comparable provisions relating to termination at the convenience of the government. To date, no significant fixed price contract of the Company has been terminated.

     Companies supplying defense-related equipment to the Government are subject to certain additional business risks peculiar to that industry. Among these risks are the ability of the Government to unilaterally suspend the Company from new contracts pending resolution of alleged violations of procurement laws or regulations. Other risks include a dependence on appropriations by the Government, changes in the Government's procurement policies (such as greater emphasis on competitive procurements) and the need to bid on programs in advance of design completion. A reduction in expenditures by the Government for products of the type manufactured by the Company, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to the Company or substantial cost overruns would have an adverse effect on the Company's cash flow.

Properties

     The table below sets forth, as of December 31, 1996, certain information with respect to L-3's manufacturing facilities and properties.

       Location                                         Owned     Leased
       --------                                         -----     ------
                                                   (thousands of square feet)

L-3 Headquarters, NY  . . . . . . . . . . . . . .       --         58.5
Secure Communication Systems:
    Camarillo, CA . . . . . . . . . . . . . . . .       --          1.8
    El Segundo, CA  . . . . . . . . . . . . . . .       --          1.4
    Santa Clara, CA . . . . . . . . . . . . . . .       --          5.9
    Santa Maria, CA . . . . . . . . . . . . . . .       --          9.8
    Colorado Springs, CO  . . . . . . . . . . . .       --          5.8
    Camden, NJ  . . . . . . . . . . . . . . . . .       --        588.6
    Tinton Falls, NJ  . . . . . . . . . . . . . .       --          0.8
    Salt Lake City, UT  . . . . . . . . . . . . .       --        457.6
Specialized Communication Products:
    Folsom, CA  . . . . . . . . . . . . . . . . .       --         57.5
    Lancaster, CA . . . . . . . . . . . . . . . .       --          5.4
    Menlo Park, CA  . . . . . . . . . . . . . . .       --         93.0
    Rancho Cordova, CA  . . . . . . . . . . . . .       --         40.4
    Redwood City, CA  . . . . . . . . . . . . . .       --          5.2
    San Diego, CA . . . . . . . . . . . . . . . .    196.0         68.9
    San Mateo, CA . . . . . . . . . . . . . . . .       --         14.8
    Santa Clara, CA . . . . . . . . . . . . . . .       --          2.0
    Merrill Island, FL  . . . . . . . . . . . . .       --          1.2
    Sarasota, FL  . . . . . . . . . . . . . . . .    303.6           --
    Alpharetta, GA  . . . . . . . . . . . . . . .     40.0           --
    Atlanta, GA . . . . . . . . . . . . . . . . .     52.1           --
    Norcross, GA  . . . . . . . . . . . . . . . .       --          4.8
    Haverhill, MA . . . . . . . . . . . . . . . .      8.0           --
    Lowell, MA  . . . . . . . . . . . . . . . . .       --         47.0
    Woburn, MA  . . . . . . . . . . . . . . . . .    106.0           --
    Hauppauge, NY . . . . . . . . . . . . . . . .    150.0           --
    Warminster, PA  . . . . . . . . . . . . . . .     44.7           --
    Slough, Berkshire (U.K.)  . . . . . . . . . .      --           1.4
                                                    -----        =======
Total . . . . . . . . . . . . . . . . . . . . . .   900.4        1,471.8
                                                    =====        =======

Legal Proceedings

     From time to time the Company is involved in legal proceedings arising in the ordinary course of its business. As part of the Acquisition, the Company has agreed to assume certain litigation relating to the Businesses and Lockheed Martin has agreed to indemnify the Company, up to certain limits, for a breach of its representations and warranties. Management believes it is adequately reserved for these liabilities and that there is no litigation pending that could have a material adverse effect on the Company or its operations, except as discussed below.

     As of June 30, 1997, the Company and Universal Avionics Systems Corporation ("Universal") has reached a settlement with respect to a lawsuit brought by Universal against the Company's Aviation Recorders operation ("Aviation Recorders"). The terms of this settlement will not have a material adverse effect on the Company's financial condition or results of operations.


Environmental Matters

     The Company's operations are subject to various federal, state and local environmental laws and regulations relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes used in or resulting from its operations. The Company continually assesses its obligations and compliance with respect to these requirements. Based on a review by an independent environmental consulting firm and its own internal assessments, management believes that the Company's current operations are in substantial compliance with all existing applicable environmental laws and regulations. New environmental protection laws that will be effective in 1997 and thereafter may require the installation of environmental protection equipment at the Company's manufacturing facilities. However, the Company does not believe that its environmental expenditures, if any, will have a material adverse effect on its financial condition or results of operations.

     Pursuant to the Transaction Agreement, the Company has agreed to assume certain on-site and off-site environmental liabilities related to events or activities occurring prior to the consummation of the Transaction. Lockheed Martin has agreed to retain all environmental liabilities for all facilities not used by the Businesses as of the Closing and to indemnify fully the Company for such prior site environmental liabilities. Lockheed Martin has also agreed, for the first eight years following the Closing, to pay 50% of all costs incurred by the Company above those reserved for on the Company's balance sheet at Closing relating to certain Company-assumed environmental liabilities and, for the seven years thereafter, to pay 40% of certain reasonable operation and maintenance costs relating to any environmental remediation projects undertaken in the first eight years. The Company is aware of environmental contamination at two of its facilities that will require ongoing remediation. Management believes that the Company has established adequate reserves for the potential costs associated with the assumed environmental liabilities. However, there can be no assurance that any costs incurred will be reimbursable from the Government or covered by Lockheed Martin under the terms of the Transaction Agreement or that the Company's environmental reserves will be sufficient.

Pension Plans

     The Transaction Agreement provides for transfer by Lockheed Martin of certain assets to L-3 and assumption by L-3 of certain liabilities relating to defined benefit pension plans for present and former employees and retirees of certain businesses transferred to L-3. Lockheed Martin received a letter from the Pension Benefit Guaranty Corporation (the "PBGC") which requested information regarding the transfer of such pension plans. The PBGC's letter indicated that it believed certain of the employee pension plans were underfunded using the PBGC's actuarial assumptions (which assumptions result in a larger liability for accrued benefits than the assumptions used for financial reporting under Statement of Financial Accounting Standards No. 87, "Accounting for Pension Costs" ("FASB 87")). The Company has calculated the net funding position of the pension plans to be transferred and believes the plans to be overfunded by approximately $1 million under ERISA assumptions, underfunded by approximately $9 million under FASB 87 assumptions and, on a termination basis, underfunded by as much as $51 million under PBGC assumptions. Substantially all of the PBGC underfunding is related to two pension plans covering employees at L-3's Communication Systems -- Salt Lake and Aviation Recorders businesses (the "Salt Lake and Fairchild Plans").

     Pursuant to the PBGC's inquiry, representatives of the Company and Lockheed Martin met with the PBGC on April 7, 1997. At this meeting, the PBGC stated that it would seek some form of commitment or undertaking from Lockheed Martin acceptable to it with regard to the Salt Lake and Fairchild Plans and the pension plan covering employees at Hycor, another business being acquired by L-3 in the Acquisition (collectively, the "Subject Plans"). Lockheed Martin has agreed to provide such a commitment in an agreement (the "Lockheed Martin Commitment Agreement") among Lockheed Martin, L-3 and the PBGC dated as of April 30, 1997. The material terms and conditions of the Lockheed Martin Commitment Agreement include a commitment by Lockheed Martin to, under certain circumstances, assume sponsorship of the Subject Plans or provide another form of financial support for the Subject Plans. The Lockheed Martin Commitment Agreement will continue until such time as the Subject Plans are no longer underfunded on a PBGC basis for two consecutive years or, at any time after May 31, 2002, the Company achieves investment grade credit ratings. Pursuant to the Lockheed Martin Commitment Agreement, the PBGC has agreed that it will take no further action in connection with the Transaction.

     In return for the Lockheed Martin Commitment, the Company has entered into an agreement with Lockheed Martin, dated as of April 30, 1997, pursuant to which the Company will provide certain assurances to Lockheed Martin including, but not necessarily limited to, (i) continuing to fund the Subject Plans consistent with prior practices and to the extent deductible for tax purposes and, where appropriate, recoverable under Government contracts,
(ii) agreeing to not increase benefits under the Subject Plans without the consent of Lockheed Martin, (iii) restricting the Company from a sale of any businesses employing individuals covered by the Subject Plans if such sale would not result in reduction or elimination of the Lockheed Martin Commitment with regard to the specific plan and (iv) if the Subject Plans were returned to Lockheed Martin, granting Lockheed Martin the right to seek recovery from the Company of those amounts actually paid, if any, by Lockheed Martin with regard to the Subject Plans after their return. In addition, upon the occurrence of certain events, Lockheed Martin, at its option, will have the right to decide whether to assume sponsorship of any or all of the Subject Plans, even if the PBGC has not sought to terminate the Subject Plans.

     The Company believes, based in part upon discussions with its consulting actuaries, that the increase in pension expenses and future funding requirements, if any, from those currently anticipated for the Subject Plans would not be material.

Employees

     As of March 31, 1997, the Company employed approximately 5,000 full-time and part-time employees. The Company believes that its relations with its employees are good.

     Approximately 580 of the Company's employees at its Communication Systems -- Camden operation in Camden, New Jersey are represented by four unions, the Association of Scientists and Professional Engineering Personnel, the International Federation of Professional and Technical Engineers, the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers and an affiliate of the International Brotherhood of Teamsters. Three of the four collective bargaining agreements expire in mid-1998. While the Company has not yet initiated discussions with representatives of these unions, management believes it will be able to negotiate, without material disruption to its business, satisfactory new collective bargaining agreements with these employees. However, there can be no assurance that a satisfactory agreement will be reached with the covered employees or that a material disruption to the Company's Camden operations will not occur.

                                THE TRANSACTION

The Acquisition

     Holdings and L-3 were formed by Mr. Frank C. Lanza, the former President and Chief Operating Officer of Loral, Mr. Robert V. LaPenta, the former Senior Vice President and Controller of Loral, the Lehman Partnership and Lockheed Martin to acquire substantially all of the assets and certain liabilities of (i) nine business units previously purchased by Lockheed Martin as part of its acquisition of Loral in April 1996 and (ii) one business unit, Communications Systems -- Camden, purchased by Lockheed Martin as part of its acquisition of GE Aerospace in April 1993. The total consideration paid to Lockheed Martin was $525 million, comprised of $480 million of cash before an estimated $20 million reduction related to a purchase price adjustment, and $45 million of common equity being retained by Lockheed Martin. L-3 is a wholly-owned subsidiary of Holdings. Holdings was capitalized with $125 million of common equity, with Messrs. Lanza and LaPenta owning 15.0%, the Lehman Partnership owning 50.1% and Lockheed Martin owning 34.9%.


Transaction Agreement

     The Transaction Agreement provides for the transfer by Lockheed Martin to Holdings of substantially all of the assets and certain of the liabilities primarily related to the Businesses. The assets transferred include, among other things, real property and leases for the business units, all contracts including government contracts, and bids for such contracts, all machinery and equipment used primarily in connection with the Businesses and, subject to certain limitations, all intellectual property used primarily in the Businesses. The Transaction Agreement provides that L-3 be capitalized with $125 million of common equity provided by Holdings and assume the liabilities and obligations of Lockheed Martin relating to the Businesses other than certain income and franchise tax liabilities arising prior to the closing of the Acquisition, certain pension liabilities, certain environmental liabilities and certain other excluded liabilities. As consideration for the transfer of the assets by Lockheed Martin, Holdings paid Lockheed Martin $479.8 million (subject to adjustment based on the difference between $269.1 million and the audited combined net tangible assets (as defined in the Transaction Agreement) of the Businesses at the end of the month immediately preceding the Closing) and Holdings issued to Lockheed Martin 6,980,000 shares of its Class A Common Stock.

     The Transaction Agreement contains mutually agreed upon and customary representations, warranties and covenants. Lockheed Martin has agreed to indemnify Holdings, subject to certain limitations, for its breach of
(i) non-environmental representations and warranties up to $50 million (subject to a $5 million threshold) and (ii) for the first eight years following the Closing, to pay 50% of all costs incurred by the Company above those reserved for on the Company's balance sheet at Closing relating to certain Company-assumed environmental liabilities and, for the seven years thereafter, 40% of certain reasonable operation and maintenance costs relating to any environmental remediation projects undertaken in the first eight years (subject to a $6 million threshold).

     In connection with the Transaction Agreement, Holdings and the Company anticipate entering into a transition services agreement with Lockheed Martin pursuant to which Lockheed Martin will provide to Holdings and its subsidiaries (and Holdings will provide to Lockheed Martin) certain corporate services of a type currently provided at costs consistent with past practices until December 31, 1997 (or, in the case of Communication Systems -- Camden, for a period of up to 18 months after the Closing). Lockheed Martin is currently providing L-3 the service contemplated by the proposed transition services agreement in the absence of an executed agreement. The parties also entered into supply agreements which reflect existing intercompany work transfer agreements or similar support arrangements upon prices and other terms consistent with the present arrangements. Holdings, the Company and Lockheed Martin have entered into certain subleases of real property and cross-licenses of intellectual property.

     In addition, Holdings and Lockheed Martin have entered into a Limited Noncompetition Agreement (the "Noncompetition Agreement") which, for up to three years, in certain circumstances, precludes Lockheed Martin from engaging in the sale of any products that compete with the products of the Company that are set forth in the Noncompetition Agreement for specifically identified application of the products. Under the Noncompetition Agreement, Lockheed Martin is prohibited, with certain exceptions, from acquiring any business engaged in the sale of the specified products referred to in the preceding sentence, although Lockheed Martin may acquire such a business under circumstances where the exceptions do not apply provided that it offers to sell such business to L-3 within 90 days of its acquisition. The Noncompetition Agreement does not, among other exceptions, (i) apply to businesses operated and managed by Lockheed Martin on behalf of the United States government, (ii) prohibit Lockheed Martin from engaging in any existing businesses and planned businesses as of the closing of the Transaction or businesses that are reasonably related to existing or planned businesses or (iii) apply to selling competing products where such products are part of a larger system sold by Lockheed Martin.


Stockholders Agreement

     At Closing, Holdings, Lockheed Martin, the Lehman Partnership and Messrs. Lanza and LaPenta entered into a stockholders agreement (the "Stockholders Agreement") which, except for certain provisions including those granting registration rights, terminates upon the consummation of an initial public offering of equity securities by Holdings.

     The Stockholders Agreement provides that the Board of Directors will initially consist of 11 members including six designees of the Lehman Partnership, three designees of Lockheed Martin, and Messrs. Lanza and LaPenta. The number of directors which the Lehman Partnership and Lockheed Martin have the right to designate will be reduced in proportion to any reduction in their ownership of Common Stock, but as long as the Lehman Partnership continues to own at least 35% of the outstanding Common Stock and represents the largest single stockholder of Holdings, it may designate a majority of the members of the Board of Directors.

     Under the Stockholders Agreement Holdings is prohibited from commencing an initial public offering for one year after the Closing without the consent of each of the parties to the agreement. If an initial public offering has not occurred five years after the Closing, the Lehman Partnership and Lockheed Martin each have the right to require Holdings to consummate an initial public offering, provided that they and their permitted transferees own at least 50% of the Common Stock that they owned on the date of the Closing.

     The Stockholders Agreement restricts the transfer of shares of Common Stock by any party to the agreement for one year and requires that any shares transferred thereafter first be offered for sale to the other stockholders and Holdings. As to sales of shares by the Lehman Partnership that occur one year after the Closing and prior to the consummation of an initial public offering and that result in the Lehman Partnership no longer owning at least 35% of the issued and outstanding Common Stock, (i) Messrs. Lanza and LaPenta are permitted to "tag along" (as well as Lockheed Martin, if either Lanza or LaPenta elects to "tag along") and (ii) the Lehman Partnership has the right to "drag along" Messrs. Lanza and LaPenta (and at the option of Lockheed Martin, Lockheed Martin may sell shares in such transaction). Under the Stockholders Agreement Lockheed Martin is subject to a standstill arrangement which generally prohibits any increase in its share ownership percentage over 34.9%.

     The Stockholders Agreement also provides that Lehman Brothers Inc. has the exclusive right to provide investment banking services to Holdings for the five-year period after the Closing (except that the exclusivity period is three years as to cash acquisitions undertaken by L-3). In the event that Lehman Brothers Inc. agrees to provide any investment banking services to L-3, it will be paid fees that are mutually agreed upon based on similar transactions and practices in the investment banking industry.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Holdings and L-3 were formed by Senior Management, the Lehman Partnership and Lockheed Martin to acquire substantially all of the assets and liabilities of the Businesses. The total consideration paid to Lockheed Martin was $525 million, comprising $480 million of cash before an estimated $20 million reduction related to a purchase price adjustment, including $45 million of common equity retained by Lockheed Martin. The Transaction Agreement provides for the transfer by Lockheed Martin to Holdings of such assets and liabilities. Under the Transaction Agreement, Lockheed Martin has agreed to indemnity L-3, subject to certain limitations, for Lockheed Martin's breach of representations and warranties and L-3 has assumed certain obligations relating to environmental matters and benefits plans. These obligations include certain on-site and off-site environmental liabilities related to events or activities of the Businesses occurring prior to the consummation of the Transaction. In addition, pursuant to the terms of the Transaction Agreement, the Company is in the process of establishing benefit plans for employees of the Businesses, which will provide substantially similar benefits to those provided by Lockheed Martin, including pension plans, nonqualified supplemental retirement plans, defined contribution plans, severance plans and death benefit plans.

     In connection with the Transaction Agreement, Holdings and L-3 anticipate entering into a transition services agreement with Lockheed Martin pursuant to which Lockheed Martin will provide to L-3 and its subsidiaries (and L-3 will provide to Lockheed Martin) until December 31, 1997 (or, in the case of Communications Systems -- Camden, for a period of up to 18 months after the Closing) certain corporate services of a type previously provided at costs consistent with past practices. These services include, among others, management information systems, accounting and payroll services which, pursuant to the terms of the agreement, are provided to the Company at Lockheed Martin's fully-burdened cost but without profit. In addition, because of the short length of the period involved, the Company's management believes that it would be difficult to procure these services from third parties. The parties also anticipate entering into supply agreements which reflect existing intercompany work transfer agreements or similar support arrangements based upon prices and other terms consistent with previously existing arrangements. Holdings, L-3 and Lockheed Martin have entered into certain subleases of real property and cross-licenses of intellectual property.

     In addition, at closing, Holdings, Lockheed Martin, Lehman Partnership and Messrs. Lanza and LaPenta entered into the Stockholders Agreement. See "Risk Factors-Dependence on Lockheed Martin," "Business - Environmental Matters" and "-Pension Plans" and "The Transaction - Transaction Agreement" and "-Stockholders Agreement."

     In the ordinary course of business L-3 sells products to Lockheed Martin and its affiliates. Net sales for which were $18.6 million and $21.2 million for the three month periods ended June 30, 1997 and March 31, 1997, respectively, and $70.7 million, $25.9 million and $10.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. See Note 3 to the Lockheed Martin Predecessor Businesses combined financial statements as of March 31, 1997 and for the three months ended March 31, 1997 and 1996.

     Sales of products to Lockheed Martin after the closing of the Transaction, excluding those under existing intercompany work transfer agreements, are expected to be made on terms no less favorable than those which would be available from non-affiliated party customers. A significant portion of L-3's sales to Lockheed Martin are either based on competitive bidding or catalog prices.

                                  MANAGEMENT

Directors and Executive Officers

     The following table provides information concerning the directors and executive officers of Holdings after giving effect to the Transaction. All directors hold office until the next annual meeting of the stockholders. All officers serve at the discretion of the Board of Directors.

     Name                      Age    Position
     ----------------------- -------  --------------------------------------
     Frank C. Lanza             65    Chairman, Chief Executive Officer and
                                      Director
     Robert V. LaPenta          51    President, Chief Financial Officer and
                                      Director
     Michael T. Strianese       41    Vice President--Finance and Controller
     Christopher C. Cambria     39    Vice President--General Counsel and
                                      Secretary
     Robert F. Mehmel           34    Vice President--Planning and Assistant
                                      Secretary
     Jimmie V. Adams            60    Vice President--Washington D.C.
                                      Operations
     Robert RisCassi            61    Vice President--Washington D.C.
                                      Operations
     Steven J. Berger           40    Director
     David J. Brand             35    Director
     Alberto M. Finali          43    Director
     Eliot M. Fried             63    Director
     Robert B. Millard          46    Director
     Alan H. Washkowitz         56    Director
     Thomas A. Corcoran         53    Director
     Frank H. Menaker, Jr.      56    Director
     John E. Montague           42    Director


     Frank C. Lanza, Chairman and CEO. Mr. Lanza was Executive Vice President of Lockheed Martin and a member of Lockheed Martin's Executive Council and Board of Directors. Mr. Lanza was formerly President and COO of Lockheed Martin's C3I and Systems Integration Sector, which comprised many of the businesses acquired by Lockheed Martin from Loral in 1996. At the time of the Loral acquisition, Mr. Lanza was President and COO of Loral, a position he held since 1981. He joined Loral in 1972 as President of its largest division, Electronic Systems. His earlier experience was with Dalmo Victor and Philco Western Development Laboratory.

     Robert V. LaPenta, President and Chief Financial Officer. Mr. LaPenta was a Vice President of Lockheed Martin and was Vice President and Chief Financial Officer of Lockheed's C3I and Systems Integration Sector. Prior to Lockheed Martin's acquisition of Loral, he was Loral's Senior Vice President and Controller since 1981. He joined Loral in 1972 and was named Vice President and Controller of its largest division in 1974. He became Corporate Controller in 1978 and was named Vice President in 1979.

     Michael T. Strianese, Vice President--Finance and Controller. Mr. Strianese was Vice President and Controller of Lockheed Martin's C3I and Systems Integration Sector. From 1991 to the 1996 acquisition of Loral, he was Director of Special Projects at Loral. Prior to joining Loral, he spent 11 years with Ernst & Young. Mr. Strianese is a Certified Public Accountant.

     Christopher C. Cambria, Vice President--General Counsel and Secretary. Mr. Cambria joined Holdings in June 1997. From 1994 until joining Holdings, Mr. Cambria was associated with Fried, Frank, Harris, Shriver & Jacobson. From 1986 until 1993, he was associated with Cravath, Swaine & Moore.

     Robert F. Mehmel, Vice President -- Planning and Assistant Secretary. Mr. Mehmel was the Director of Financial Planning and Capital Review for Lockheed Martin's C3I and Systems Integration Sector. From 1984 to 1996, Mr. Mehmel held several accounting and financial analysis positions at Loral Electronic Systems and Loral. At the time of Lockheed Martin's acquisition of Loral, he was Corporate Manager of Business Analysis.

     Jimmie V. Adams, Vice President -- Washington, D.C. Operations. General Jimmie V. Adams (U.S.A.F.-ret.) was Vice President of Lockheed Martin's Washington Operations for the C3I and Systems Integration Sector. He held the same position at Loral and was an officer of Loral, prior to its acquisition by Lockheed Martin. Before joining Loral in 1993, he was Commander in Chief, Pacific Air Forces, Hickam Air Force Base, Hawaii, capping a 35-year career with the U.S. Air Force. He was also Deputy Chief of Staff for plans and operation for U.S. Air Force headquarters and Vice Commander of Headquarters Tactical Air Command and Vice Commander in Chief of the U.S. Air Forces Atlantic at Langley Air Force Base. He is a command pilot with more than 141 combat missions.

     Robert RisCassi, Vice President -- Washington, D.C. Operations. General Robert W. RisCassi, Vice President, Land Systems (U.S. Army-ret.) was Vice President of Land Systems for Lockheed Martin's C3I and Systems Integration Sector. He held the same position for Loral, prior to its acquisition by Lockheed Martin. He joined Loral in 1993 after retiring as U.S. Army Commander in Chief, United Nations Command/Korea. His 35-year military career included posts as Army Vice Chief of Staff; Director, Joint Staff, Joint Chiefs of Staff; Deputy Chief of Staff for Operations and Plans; and Commander of the Combined Arms Center.

     Steven J. Berger, Director. Mr. Berger is a Managing Director of Lehman Brothers, Co-Head of the Investment Banking Division and Head of the Merchant Banking Group. Mr. Berger joined Lehman Brothers in 1983 in the Investment Banking Division and spent the early part of his career working on principal investment, merger-related advisory and corporate finance transactions. Mr. Berger became a Managing Director and Head of European Investment Banking in 1991, Head of the Merchant Banking Group in 1995 and Co-Head of the Investment Banking Division in 1996. Mr. Berger holds an M.B.A. and an A.B. Economics, with honors, from Harvard University.

     David J. Brand, Director. Mr. Brand is a Managing Director of Lehman Brothers and a principal in the Global Mergers & Acquisitions Group, leading Lehman Brothers' Technology Mergers and Acquisitions business. Mr. Brand joined Lehman Brothers in 1987 and has been responsible for merger and corporate finance advisory services for many of Lehman Brothers' technology and defense industry clients. Mr. Brand holds an M.B.A. from Stanford University's Graduate School of Business and a B.S. in Mechanical Engineering from Boston University.

     Alberto M. Finali, Director. Mr. Finali is a Managing Director of Lehman Brothers and principal of the Merchant Banking Group, based in New York. Prior to joining the Merchant Banking Group Mr. Finali spent four years in Lehman Brothers' London office as a senior member of the M&A Group. Mr. Finali joined Lehman Brothers in 1987 as a member of the M&A Group in New York and became a Managing Director in 1997. Prior to joining Lehman Brothers, Mr. Finali worked in the Pipelines and Production Technology Group of Bechtel, Inc. in San Francisco. Mr. Finali holds an M.E. and an M.B.A. from the University of California at Berkeley, and a Laurea Degree in Civil Engineering from the Polytechnic School in Milan, Italy.

     Eliot M. Fried, Director. Mr. Fried is a Managing Director of Lehman Brothers. Mr. Fried joined Shearson, Hayden Stone, a predecessor firm, in 1976 and became a Managing Director in 1982. Mr. Fried has extensive experience in portfolio management and equity research. Mr. Fried is currently a director of Bridgeport Machines, Inc., Energy Ventures, Inc., SunSource L.P., Vernitron Corporation and Walter Industries, Inc. Mr. Fried holds an M.B.A. from Columbia University and a B.A. from Hobart College.

     Robert B. Millard, Director. Mr. Millard is a Managing Director of Lehman Brothers, Head of Lehman Brothers' Principal Trading & Investments Group and principal of the Merchant Banking Group. Mr. Millard joined Kuhn Loeb & Co. in 1976 and became a Managing Director of Lehman Brothers in 1983. Mr. Millard is currently a director of GulfMark International, Inc. and Energy Ventures, Inc. Mr. Millard holds an M.B.A. from Harvard University and a B.S. from the Massachusetts Institute of Technology.

     Alan H. Washkowitz, Director. Mr. Washkowitz is a Managing Director of Lehman Brothers and principal of the Merchant Banking Group, and is responsible for the oversight of Lehman Brothers Merchant Banking Portfolio Partnership L.P. Mr. Washkowitz joined Lehman Brothers in 1978 when Kuhn Loeb & Co. was acquired by Lehman Brothers. Mr. Washkowitz is currently a director of Illinois Central Corporation, K&F Industries, Inc., Lear Corporation and McBride plc. Mr. Washkowitz holds an M.B.A. from Harvard University, a J.D. from Columbia University and an A.B. from Brooklyn College.

     Thomas A. Corcoran, Director. Mr. Corcoran has been the President and Chief Operating Officer of the Electronic Systems Sector of Lockheed Martin Corporation since March 1995. From 1993 to 1995, Mr. Corcoran was President of the Electronics Group of Martin Marietta Corporation. Prior to that he worked for General Electric for 26 years and from 1983 to 1993 he held various management positions with GE Aerospace; he was a company officer from 1990 to 1993. Mr. Corcoran is a member of the Board of Trustees of Worcester Polytechnic Institute, the Board of Trustees of Stevens Institute of Technology, the Board of Governors of the Electronic Industries Association, a Director of the U.S. Navy Submarine League and a Director of REMEC Corporation.

     Frank H. Menaker, Jr., Director. Mr. Menaker has served as Senior Vice President and General Counsel of Lockheed Martin since July 1996. He served as Vice President and General Counsel of Lockheed Martin from March 1995 to July 1996, as Vice President of Martin Marietta Corporation from 1982 until 1995 and as General Counsel of Martin Marietta Corporation from 1981 until 1995. He is a director of Martin Marietta Materials, Inc., a member of the American Bar Association and has been admitted to practice before the United States Supreme Court. Mr. Menaker is a graduate of Wilkes University and the Washington College of Law at American University.

     John E. Montague, Director. Mr. Montague has been Vice President, Financial Strategies at Lockheed Martin responsible for mergers, acquisitions and divestiture activities and shareholder value strategies since March, 1995. Previously, he was Vice President, Corporate Development and Investor Relations at Martin Marietta Corporation from 1991 to 1995. From 1988 to 1991, he was Director of Corporate Development at Martin Marietta Corporation, which he joined in 1977 as a member of the engineering staff. Mr. Montague is a director of Rational Software Corporation. Mr. Montague received his B.S. from the Georgia Institute of Technology and a M.S. in engineering from the University of Colorado.

Director Compensation and Arrangements

     It is not currently contemplated that the directors of Holdings or the Company will receive compensation for their services as directors. Members of the Board of Directors will be elected pursuant to certain voting agreements outlined in the Stockholders Agreement. See "The Transaction--Stockholders Agreement".

Executive Compensation


     Benefit Plans

     Holdings and the Company intend to establish benefit plans, which will provide substantially similar benefits to those provided by Lockheed Martin, including a pension plan, a nonqualified supplemental retirement plan, a defined contribution plan, a severance plan and a death benefit plan.

     Management Incentive Compensation Plans

     Holdings and the Company will establish an incentive compensation plan that will provide a bonus to selected employees based on the participant's base salary, target level, individual performance rating and organizational performance rating and a plan that will allow key management employees with base salaries of at least $80,000 to defer receipt of awards under the incentive compensation plan that exceed $10,000.

     Stock Option Plan

     Holdings sponsors an option plan (the "Option Plan") for key employees of Holdings and its subsidiaries, pursuant to which options to purchase an aggregate of 14.0% of Holdings' fully-diluted Common Stock outstanding at Closing will be granted (inclusive of the grants to Messrs. Lanza and LaPenta, see below under "--Employment Agreements"). The compensation committee of the Board of Directors of Holdings, in its sole discretion, determines the terms of option agreements, including without limitation the treatment of option grants in the event of a change of control.

     Employment Agreements

     Holdings entered into an employment agreement (the "Employment Agreements") with each of Mr. Lanza, who will serve as Chairman and Chief Executive Officer of the Company and Holdings and will receive a base salary of $750,000 per annum and appropriate executive level benefits, and Mr. LaPenta, who will serve as President and Chief Financial Officer of Holdings and the Company and will receive a base salary of $500,000 per annum and appropriate executive level benefits. The Employment Agreements provide for an initial term of five years, which will automatically renew for one-year periods thereafter, unless a party thereto gives notice of its intent to terminate at least 90 days prior to the expiration of the term.

   Upon a termination without cause (as defined) or resignation for good reason (as defined), Holdings will be obligated, through the end of the term, to (i) continue to pay the base salary and (ii) continue to provide life insurance and medical and hospitalization benefits comparable to those provided to other senior executives; provided, however, that any such coverage shall terminate to the extent that Mr. Lanza or Mr. LaPenta, as the case may be, is offered or obtains comparable benefits coverage from any other employer. The Employment Agreements provide for confidentiality during employment and at all times thereafter. There is also a noncompetition and non-solicitation covenant which is effective during the employment term and for one year thereafter; provided, however, that if the employment terminates following the expiration of the initial term, the noncompetition covenant will only be effective during the period, if any, that Holdings pays the severance described above.

     Holdings has granted each of Messrs. Lanza and LaPenta (collectively, the "Equity Executives") nonqualified options to purchase, at $6.47 per share of Class A Common Stock, 5% of Holdings' initial fully-diluted common stock. In each case, half of the options will be "Time Options" and half will be "Performance Options" (collectively, the "Options"). The Time Options will become exercisable with respect to 20% of the shares subject to the Time Options on each of the first five anniversaries of the Closing if employment continues through and including such date. The Performance Options will become exercisable nine years after the Closing, but will become exercisable earlier with respect to up to 20% of the shares subject to the Performance Options on each of the first five anniversaries of the Closing, to the extent certain EBITDA targets are achieved. The Options will become fully exercisable under certain circumstances, including a change in control. The Option term is ten years from the Closing; except that (i) if the Equity

Executive is fired for cause or resigns without good reason, the Options expire upon termination of employment; (ii) if the Equity Executive is fired without cause, resigns for good reason, dies, becomes disabled or retires, the Options expire one year after termination of employment. Unexercisable Options will terminate upon termination of employment, unless acceleration is expressly provided for. Upon a change of control, Holdings may terminate the Options, so long as the Equity Executives are cashed out or permitted to exercise their Options prior to such change of control.

     Puts/Calls. In the event that an Equity Executive (i) is terminated without cause, (ii) resigns with good reason or (iii) retires (collectively, a "Good Termination"), the Equity Executive will have the right to require Holdings to, and Holdings will have the right to, purchase at the fair market value per share a number of (A) shares purchased upon exercise of Options ("Option Shares") and (B) Class B Common Stock purchased at Closing ("Purchased Shares", and collectively with the Option Shares, the "Equity Shares") equal to the product of (1) the total number of Equity Shares held and (2) the Put/Call Percentage. The "Put/Call Percentage" will equal 75% at any time prior to the first anniversary of the Closing and will be reduced by 15% on each anniversary of the Closing thereafter. In addition, in the event of a Good Termination, the Equity Executive will have the right to require Holdings to, and Holdings will have the right to, purchase, at the fair market value per share less the exercise price per share, the number of shares subject to exercisable Options in an amount equal to the product of
(i) the total number of shares subject to exercisable Options held and
(ii) the Put/Call Percentage.

     Following the termination of an Equity Executive's employment due to death or disability, the Equity Executive will have the right to require Holdings to, and Holdings will have the right to, purchase all of (i) the Equity Shares held by the Equity Executive at a per share price equal to the fair market value per share and (ii) the shares subject to Options held by the Equity Executive at the fair market value per share less the exercise price per share. Notwithstanding the foregoing, in the event of the Equity Executive's death, the Equity Executive's estate will have the right to retain 20% of the Purchased Shares.

     In the event that an Equity Executive is terminated with cause or quits without good reason (a "Bad Termination"), Holdings will have the right to purchase any (i) Option Shares at the lesser of (A) the Equity Executive's cost and (B) fair market value and (ii) Purchased Shares at the lesser of
(A) the Equity Executive's cost plus interest and (B) fair market value. In addition, in the event of a Bad Termination all Options will terminate without payment. The Equity Executive will not have the right to put the Equity Shares to Holdings in the event of a Bad Termination.

     Notwithstanding the above, Holdings will not be required to purchase for cash any Equity Shares or shares subject to Options if such purchase would be or would result in a violation of the terms of its debt agreements or applicable statutes. In addition, no such purchase for cash will occur if in the reasonable opinion of the Board of Directors of Holdings (excluding the Equity Executives) such purchase would be reasonably likely to materially impact Holdings's available cash, require unsuitable additional debt to be incurred or otherwise have a material adverse effect on the financial condition of Holdings. If Holdings is unable to purchase any Equity Shares or shares subject to Options for cash due to any of the above reasons, Holdings will issue a subordinated note in the appropriate principal amount to the Equity Executive or his estate, as the case may be.

                          OWNERSHIP OF CAPITAL STOCK

     All of the outstanding capital stock of the Company is held by Holdings. Class A Common Stock of Holdings ("Class A Common Stock") possesses full voting rights and Class B Common Stock of Holdings ("Class B Common Stock") and Class C Common Stock of Holdings ("Class C Common Stock" and, together with Class A Common Stock and Class B Common Stock, "Common Stock") possess no voting rights except as otherwise required by law. Each share of Class B Common Stock will convert into a share of Class A Common Stock upon consummation of an initial public offering of equity securities of Holdings and certain other events and will convert into a share of Class C Common Stock upon certain other events. As of the Closing, there were 17,000,000 shares of Class A Common Stock and 3,000,000 shares of Class B Common Stock outstanding. The following table sets forth certain information regarding the beneficial ownership of the shares of the Common Stock of Holdings, upon consummation of the Transaction, by each person who beneficially owns more than five percent of the outstanding shares of Common Stock of Holdings and by the directors and certain executive officers of the Company, individually and as a group.

                                                                                                                    Percentage
                                                                           Class A              Class B            Ownership of
                        Name of Beneficial Owner                         Common Stock         Common Stock         Common Stock
      -------------------------------------------------------------  -------------------  -------------------   -------------------

     Lehman Brothers Capital Partners III, L.P. and affiliates
       c/o Lehman Brothers Inc.
       Three World Financial Center
       New York, New York 10285  . . . . . . . . . . . . . . . . .        10,020,000                  --               50.1%
     Lockheed Martin Corporation . . . . . . . . . . . . . . . . .         6,980,000                  --               34.9
     Frank C. Lanza  . . . . . . . . . . . . . . . . . . . . . . .                --           1,500,000                7.5
     Robert V. LaPenta . . . . . . . . . . . . . . . . . . . . . .                --           1,500,000                7.5
     All directors and executive officers as group (15 persons)  .                --           3,000,000               15.0



                    DESCRIPTION OF SENIOR CREDIT FACILITIES

     The Senior Credit Facilities have been provided by a syndicate of banks and other financial institutions led by Lehman Commercial Paper Inc., as Arranger and Syndication Agent. The Senior Credit Facilities provide for $175.0 million in term loans (the "Term Loan Facilities") and for $100.0 million in revolving credit loans (the "Revolving Credit Facility"). The Revolving Credit Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice (the "Swingline Loans"). The Term Loans are comprised of a Tranche A Term Loan ($100.0 million), which have a maturity of six years, a Tranche B Term Loan ($45.0 million), which have a maturity of eight years, and a Tranche C Term Loan ($30.0 million), which have a maturity of nine years. The Revolving Credit Facility commitment terminates six years after the date of initial funding of the Senior Credit Facilities.

     All borrowings under the Senior Credit Facilities bear interest, at the Company's option, at either: (A) a "base rate" equal to, for any day, the higher of: (a) 0.50% per annum above the latest Federal Funds Rate; and
(b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America NT&SA, as Administrative Agent, in San Francisco, California, as its "reference rate" plus (i) in the case of the Tranche A Term Loan, the Revolving Credit Facility and the Swingline Loans, a debt to EBITDA-dependent rate ranging from 0.50% to 1.25% per annum, (ii) in the case of the Tranche B Term Loan, a rate of 1.50% per annum or (iii) in the case of the Tranche C Term Loan, a rate of 1.75% per annum or (B) a "LIBOR rate" equal to, for any Interest Period (as defined in the Senior Credit Facilities), with respect to LIBOR Loans comprising part of the same borrowing, the London interbank offered rate of interest per annum for such Interest Period as determined by the Administrative Agent, plus (i) in the case of the Tranche A Term Loan and the Revolving Credit Facility, a debt to EBITDA-dependent rate ranging from 1.50% to 2.25% per annum, (ii) in the case of the Tranche B Term Loan, a rate of 2.50% per annum or (iii) in the case of the Tranche C Term Loan, a rate of 2.75% per annum.

     The Company will pay a commitment fee calculated at a debt to EBITDA-dependent rate ranging from 0.375% to 0.50% per annum of the available unused commitment under the Revolving Credit Facility, in each case in effect on each day. Such fee will be payable quarterly in arrears and upon termination of the Revolving Credit Facility.

     The Company will pay a letter of credit fee calculated at a debt to EBITDA-dependent rate ranging from 1.50% to 2.25% per annum of the face amount of each letter of credit and a fronting fee calculated at a rate equal to 0.125% per annum of the face amount of each letter of credit. Such fees will be payable quarterly in arrears and upon the termination of the Revolving Credit Facility. In addition, the Company will pay customary transaction charges in connection with any letters of credit.

     The foregoing debt to EBITDA-dependent rates range from the low rate specified if the ratio of debt to EBITDA is less than 3.75 to 1.0 to the high rate specified if such ratio is at least equal to 4.75 to 1.0.

     The Term Loans are subject to the following amortization schedule:

                                                      Tranche A Term Loan        Tranche B Term Loan         Tranche C Term Loan
                                                   -------------------------  -------------------------   -------------------------

     Year 1  . . . . . . . . . . . . . . . . . .              $  4,000,000              $    500,000              $   500,000
     Year 2  . . . . . . . . . . . . . . . . . .                 5,000,000                   500,000                  500,000
     Year 3  . . . . . . . . . . . . . . . . . .                15,000,000                   500,000                  500,000
     Year 4  . . . . . . . . . . . . . . . . . .                21,000,000                   500,000                  500,000
     Year 5  . . . . . . . . . . . . . . . . . .                27,000,000                   500,000                  500,000
     Year 6  . . . . . . . . . . . . . . . . . .                28,000,000                   500,000                  500,000
     Year 7  . . . . . . . . . . . . . . . . . .                        --                20,000,000                  500,000
     Year 8  . . . . . . . . . . . . . . . . . .                        --                22,000,000                  500,000
     Year 9  . . . . . . . . . . . . . . . . . .                        --                        --               26,000,000


     Borrowings under the Senior Credit Facilities is subject to mandatory prepayment (i) with the net proceeds of any incurrence of indebtedness with certain exceptions to be agreed, (ii) with the proceeds of certain asset sales and (iii) on an annual basis with (A) 75% of the Company's excess cash flow (as defined in the Senior Credit Facilities) if the ratio of the Company's debt to EBITDA is greater than 3.5 to 1.0 or (B) 50% of such excess cash flow if the ratio is less than 3.5 to 1.0.

     The Company's obligations under the Senior Credit Facilities is secured by a lien on substantially all of the tangible and intangible assets of Holdings, the Company, and their direct and indirect subsidiaries, including:
(i) a pledge by Holdings of the stock of the Company and (ii) a pledge by the Company and its direct and indirect subsidiaries of all of the stock of their respective domestic subsidiaries and 65% of the stock of the Company's first-tier foreign subsidiaries. In addition, indebtedness under the Senior Credit Facilities is guaranteed by Holdings and by all of the Company's direct and indirect domestic subsidiaries. See "Description of the Exchange Notes--Subordination", "Risk Factors--Subordination".

     The Senior Credit Facilities contain customary covenants and restrictions on the Company's ability to engage in certain activities. In addition, the Senior Credit Facilities provide that the Company must meet or exceed certain interest coverage ratios and must not exceed a leverage ratio. The Senior Credit Facilities also include customary events of default.

                       DESCRIPTION OF THE EXCHANGE NOTES

General

     The Old Notes were issued and the Exchange Notes offered hereby will be issued under an indenture dated as of April 30, 1997 (the "Indenture") between the Company, as issuer, and The Bank of New York, as trustee (the "Trustee"). The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Exchange Notes are subject to all such terms, and holders of the Exchange Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture describes the material terms of the Indenture but does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions". The Indenture is an exhibit to the Registration Statement of which this Prospectus is a part.

     On April 30, 1997, the Company issued $225.0 million aggregate principal amount of Old Notes under the Indenture. The terms of the Exchange Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration and other rights relating to the exchange of the Old Notes for Exchange Notes. The Trustee will authenticate and deliver Exchange Notes for original issue only in exchange for a like principal amount of Old Notes. Any Old Notes that remain outstanding after the consummation of the Exchange Offer, together with the Exchange Notes, will be treated as a single class of securities under the Indenture. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Exchange Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentage in aggregate principal amount of the Old Notes and Exchange Notes then outstanding.

     The Exchange Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all current and future Senior Debt. At December 31, 1996, on a pro forma basis giving effect to the Acquisition and the initial borrowings under the Senior Credit Facilities, the Company would have had Senior Debt of approximately $175.0 million outstanding (excluding letters of credit). The Indenture will permit the incurrence of additional Senior Debt in the future.

     The Company will not have any Subsidiaries as of the Issue Date. However, the Indenture will provide that the Company's payment obligations under the Exchange Notes will be jointly and severally guaranteed (the "Subsidiary Guarantees") by all of the Company's future Restricted Subsidiaries, other than Foreign Subsidiaries (collectively, the "Guarantors"). The Subsidiary Guarantee of each Guarantor will be subordinated to the prior payment in full of all Senior Debt of such

Guarantor, which would include the guarantees of amounts borrowed under the Senior Credit Facilities.

Principal, Maturity and Interest

     The Exchange Notes will be limited in aggregate principal amount to $225.0 million and will mature on May 1, 2007. Interest on the Exchange Notes will accrue at the rate of 10 3/8% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 1997, to Holders of record on the immediately preceding April 15 and October
15. Interest on the Exchange Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Exchange Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Exchange Notes at their respective addresses set forth in the register of Holders of Exchange Notes; provided that all payments of principal, premium and interest with respect to Exchange Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof if such Holders shall be registered Holders of at least $250,000 in principal amount of Exchange Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Exchange Notes will be issued in denominations of $1,000 and integral multiples thereof.


Optional Redemption

     The Exchange Notes will not be redeemable at the Company's option prior to May 1, 2002. Thereafter, the Exchange Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below:


     Year                                             Percentage
     ----------------------------------------   ----------------------

     2002  . . . . . . . . . . . . . . . . . .         105.188%
     2003  . . . . . . . . . . . . . . . . . .         103.458%
     2004  . . . . . . . . . . . . . . . . . .         101.729%
     2005 and thereafter . . . . . . . . . . .         100.000%

     Notwithstanding the foregoing, during the first 36 months after the Issue Date, the Company may on any one or more occasions redeem up to an aggregate of 35% of the Exchange Notes originally issued at a redemption price of 109.375% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Equity Offerings by the Company or the net cash proceeds of one or more Equity Offerings by Holdings that are contributed to the Company as common equity capital; provided that at least 65% of the Exchange Notes originally issued remain outstanding immediately after the occurrence of each such redemption; and provided, further, that any such redemption must occur within 120 days of the date of the closing of such Equity Offering.

Subordination

     The payment of principal of, premium, if any, and interest on the Exchange Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the Issue Date or thereafter incurred.

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not an allowable claim in any such proceeding) before the Holders of Exchange Notes will be entitled to receive any payment with respect to the Exchange Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders of Exchange Notes would be entitled shall be made to the holders of Senior Debt (except, in each case, that Holders of Exchange Notes may receive Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance").

     The Company also may not make any payment upon or in respect of the Exchange Notes (except from the trust described under "--Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity (or that would permit such holders to accelerate with the giving of notice or the passage of time or both) and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Payments on the Exchange Notes may and shall be resumed (A) in the case of a payment default, upon the date on which such default is cured or waived and (B) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced unless and until (i) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and

(ii) all scheduled payments of principal, premium, if any, and interest on the Exchange Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.

     The Indenture further requires that the Company promptly notify holders of Senior Debt if payment of the Exchange Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Exchange Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. On a pro forma basis, after giving effect to the Acquisition and the initial borrowing under the Senior Credit Facilities, the principal amount of Senior Debt outstanding (excluding letters of credit) at December 31, 1996 would have been approximately $175.0 million.


Selection and Notice

     If less than all of the Exchange Notes are to be redeemed at any time, selection of Exchange Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Exchange Notes are listed, or, if the Exchange Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Exchange Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Exchange Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Exchange Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Exchange Notes or portions of them called for redemption.

Mandatory Redemption

     Except as set forth below under "--Repurchase at the Option of Holders", the Company is not required to make mandatory redemption or sinking fund payments with respect to the Exchange Notes.

Repurchase at the Option of Holders

Change of Control

     Upon the occurrence of a Change of Control, each Holder of Exchange Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Exchange Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase (the "Change of Control Payment"). Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Exchange Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Exchange Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Exchange Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Exchange Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the Exchange Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Exchange Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Exchange Notes so tendered the Change of Control Payment for such Exchange Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Exchange Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

     The Indenture will provide that, prior to mailing a Change of Control Offer, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or offer to repay all Senior Debt and terminate all commitments thereunder of each lender who has accepted such offer or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Exchange Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Exchange Notes to require that the Company repurchase or redeem the Exchange Notes in the event of a takeover, recapitalization or similar transaction.

     The Senior Credit Facilities will prohibit the Company from purchasing any Exchange Notes, and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Exchange Notes, the Company could seek the consent of its lenders to the purchase of Exchange Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Exchange Notes. In such case, the Company's failure to purchase tendered Exchange Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Senior Credit Facilities. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Exchange Notes. See "Risk Factors--Change of Control". Finally, the Company's ability to pay cash to the holders of Notes upon a purchase may be limited by the Company's then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Even if sufficient funds were otherwise available, the terms of the Senior Credit Facilities will prohibit, subject to certain exceptions, the Company's prepayment of Notes prior to their scheduled maturity. Consequently, if the Company is not able to prepay indebtedness outstanding under the Senior Credit Facilities and any other Senior Indebtedness containing similar restrictions or obtain requisite consents, the Company will be unable to fulfill its repurchase obligations if holders of Notes exercise their purchase rights following a Change of Control, thereby resulting in a default under the Indenture. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of the Company.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Exchange Notes validly tendered and not withdrawn under such Change of Control Offer.

     "Change of Control" means the occurrence of any of the following:
(i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principals or their Related Parties (as defined below), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares) or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the Issue Date or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     "Principals" means any Lehman Investor, Lockheed Martin Corporation, Frank C. Lanza and Robert V. LaPenta.

     "Related Party" with respect to any Principal means (i) any controlling stockholder, 50% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or (ii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a more than 50% controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (i).

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     With respect to the disposition of assets, the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company.

Asset Sales

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless
(i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 80% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, consists of cash, Cash Equivalents and/or Marketable Securities; provided, however, that (A) the amount of any Senior Debt of the Company or such Restricted Subsidiary that is assumed by the transferee in any such transaction and (B) any consideration received by the Company or such Restricted Subsidiary, as the case may be, that consists of
(1) all or substantially all of the assets of one or more Similar Businesses,
(2) other long-term assets that are used or useful in one or more Similar Businesses and (3) Permitted Securities shall be deemed to be cash for purposes of this provision.

     Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (i) to repay

Indebtedness under a Credit Facility, or (ii) to the acquisition of Permitted Securities, all or substantially all of the assets of one or more Similar Businesses, or the making of a capital expenditure or the acquisition of other long-term assets in a Similar Business. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Indebtedness under a Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer to all Holders of Exchange Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Exchange Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Exchange Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Exchange Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Exchange Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

     The Senior Credit Facilities will substantially limit the Company's ability to purchase subordinated Indebtedness, including the Exchange Notes. Any future credit agreements relating to Senior Debt may contain similar restrictions. See "Description of Senior Credit Facilities".

Certain Covenants

Restricted Payments

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:
(i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities); (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Exchange Notes except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted
Payment:

               (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

               (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under caption "Incurrence of Indebtedness and Issuance of Preferred Stock"; and

               (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (ii) through (vii) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from a contribution to its common equity capital or the issue or sale since the Issue Date of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the amount of cash received in connection therewith (or from the sale of Marketable Securities received in connection therewith), plus (iv) to the extent not already included in such Consolidated Net Income of the Company for such period and without duplication, (A) 100% of the aggregate amount of cash received as a dividend from an Unrestricted Subsidiary, (B) 100% of the cash received upon the sale of Marketable Securities received as a dividend from an Unrestricted Subsidiary, and (C) 100% of the net assets of any Unrestricted Subsidiary on the date that it becomes a Restricted Subsidiary.

     The foregoing provisions will not prohibit:

                 (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

                (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c) (ii) of the preceding paragraph;

               (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness (other than intercompany Indebtedness) in exchange for, or with the net cash proceeds from an incurrence of, Permitted Refinancing Indebtedness;

                (iv) the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company or Holdings held by any future, present or former employee, director or consultant of the Company or any Subsidiary or Holdings issued pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate amount of Restricted Payments made under this clause
     (iv) does not exceed $1.5 million in any calendar year and provided further that cancellation of Indebtedness owing to the Company from members of management of the Company or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

                 (v) repurchases of Equity Interests deemed to occur upon exercise of stock options upon surrender of Equity Interests to pay the exercise price of such options;

                (vi) payments to Holdings (A) in amounts equal to the amounts required for Holdings to pay franchise taxes and other fees required to maintain its legal existence and provide for other operating costs of up to $500,000 per fiscal year and (B) in amounts equal to amounts required for Holdings to pay federal, state and local income taxes to the extent such income taxes are actually due and owing; provided that the aggregate amount paid under this clause (B) does not exceed the amount that the Company would be required to pay in respect of the income of the Company and its Subsidiaries if the Company were a stand alone entity that was not owned by Holdings; and

               (vii) other Restricted Payments in an aggregate amount since the Issue Date not to exceed $20.0 million.

     The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding

Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed.

Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) or issue shares of preferred stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

     The forgoing limitation will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

                 (i) the incurrence by the Company of term Indebtedness under Credit Facilities (and the guarantee thereof by the Guarantors); provided that the aggregate principal amount of all term Indebtedness outstanding under all Credit Facilities after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (i), does not exceed an amount equal to $175.0 million less the aggregate amount of all repayments, optional or mandatory, of the principal of any Indebtedness under a Credit Facility (or any such Permitted Refinancing Indebtedness) that have been made since the Issue Date;

                (ii) the incurrence by the Company of revolving credit Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) under Credit Facilities (and the guarantee thereof by the Guarantors); provided that the aggregate principal amount of all revolving credit Indebtedness outstanding under all Credit Facilities after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (ii), does not exceed an amount equal to $100.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to repay any such Indebtedness (including any such Permitted Refinancing Indebtedness) pursuant to the covenant described above under the caption "--Asset Sales";

               (iii) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

                (iv) the incurrence by the Company and the Guarantors of the Exchange Notes and the Subsidiary Guarantees;

                 (v) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (v), not to exceed $30.0 million at any time outstanding;

                (vi) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in connection with the acquisition of assets or a new Restricted Subsidiary; provided that such Indebtedness was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by the Company or one of its Restricted Subsidiaries and was not incurred in connection with, or in contemplation of, such acquisition by the Company or one of its Restricted Subsidiaries; and provided further that the principal amount (or accreted value, as applicable) of such Indebtedness, together with any other outstanding Indebtedness incurred pursuant to this clause
     (vi), does not exceed $10.0 million;

               (vii) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness that was permitted by the Indenture to be incurred;

              (viii) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

                (ix) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that
     (A) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

                 (x) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (A) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Exchange Notes and
     (B)(1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or one of its Restricted Subsidiaries and (2) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or one of its Restricted Subsidiaries shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

                (xi) the incurrence by the Company or any of the Guarantors of Hedging Obligations that are incurred for the purpose of
     (A) fixing, hedging or capping interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding or (B) protecting the Company and its Restricted Subsidiaries against changes in currency exchange rates;

               (xii) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant;

              (xiii) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (xiii), and the issuance of preferred stock by Unrestricted Subsidiaries;
               (xiv) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiaries in the ordinary course of business; and

                (xv) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (xv), not to exceed $50.0 million.

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xv) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

Liens

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.


Antilayering Provision

     The Indenture will provide that (i) the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Exchange Notes, and (ii) no Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of a Guarantor and senior in any respect in right of payment to any of the Subsidiary Guarantees.

Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(A) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (B) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries,
(ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (A) the provisions of security agreements that restrict the transfer of assets that are subject to a Lien created by such security agreements, (B) the provisions of agreements governing Indebtedness incurred pursuant to clause (v) of the second paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock, (C) the Indenture and the Exchange Notes, (D) applicable law, (E) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (F) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (G) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired,
(H) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, (I) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary, (J) agreements relating to secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "Limitations on Incurrence of Indebtedness and Issuance of Preferred Stock" and "Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness, (K) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business, or (L) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

     The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Exchange Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made, after giving pro forma effect to such transaction as if such transaction had occurred at the beginning of the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such transaction either (A) would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" or (B) would have a pro forma Fixed Charge Coverage Ratio that is greater than the actual Fixed Charge Coverage Ratio for the same four-quarter period without giving pro forma effect to such transaction.

     Notwithstanding the foregoing clause (iv), (i) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (ii) the Company may merge with an Affiliate that has no significant assets or liabilities and was incorporated solely for the purpose of reincorporating the Company in another State of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

Transactions with Affiliates

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (A) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $3.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (B) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

     The foregoing provisions will not prohibit: (i) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business; (ii) any transaction with a Lehman Investor;
(iii) any transaction between or among the Company and/or its Restricted Subsidiaries; (iv) transactions between the Company or any of its Restricted Subsidiaries, on the one hand, and Lockheed Martin or any of its Subsidiaries, on the other hand, on terms that are not materially less favorable to the Company or the applicable Restricted Subsidiary of the Company than those that could have been obtained from an unaffiliated third party; provided that (A) in the case of any such transaction or series of related transactions pursuant to this clause (iv) involving aggregate consideration in excess of $1.0 million but less than $25.0 million, such transaction or series of transactions (or the agreement pursuant to which the transactions were executed) was approved by the Company's Chief Executive Officer or Chief Financial Officer and (B) in the case of any such transaction or series of related transactions pursuant to this clause
(iv) involving aggregate consideration equal to or in excess of $25.0 million, such transaction or series of related transactions (or the agreement pursuant to which the transactions were executed) was approved by a majority of the disinterested members of the Board of Directors; (v) any transaction pursuant to and in accordance with the provisions of the Transaction Documents as the same are in effect on the Issue Date; and (vi) any Restricted Payment that is permitted by the provisions of the Indenture described above under the caption "--Restricted Payments".

Payments for Consent

     The Indenture will provide that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Exchange Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Exchange Notes unless such consideration is offered to be paid or is paid to all Holders of the Exchange Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

     The Indenture will provide that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Exchange Notes are outstanding, the Company will furnish to the Holders of Exchange Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separately from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations. In addition, whether or not required by the rules and regulations of the Commission, following the consummation of the Exchange Offer contemplated by the Registration Rights Agreement, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods set forth in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any Old Notes remain outstanding and are required to bear the transfer restriction legend, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Future Subsidiary Guarantees

     The Company will not have any Subsidiaries as of the Issue Date. However, the Company's payment obligations under the Exchange Notes will be jointly and severally guaranteed by all of the Company's future Restricted Subsidiaries, other than Foreign Subsidiaries. The Indenture will provide that if the Company or any of its Subsidiaries shall acquire or create a Subsidiary (other than a Foreign Subsidiary or an Unrestricted Subsidiary) after the Issue Date, then such Subsidiary shall execute a Subsidiary Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture. The Subsidiary Guarantee of each Guarantor will be subordinated to the prior payment in full of all Senior Debt of such Guarantor, which would include the guarantees of amounts borrowed under the Senior Credit Facilities. The obligations of each Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law.

     The Indenture will provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (except the Company or another Guarantor) unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Exchange Notes and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) the Company (A) would be permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" or (B) would have a pro forma Fixed Charge Coverage Ratio that is greater than the actual Fixed Charge Coverage Ratio for the same four-quarter period without giving pro forma effect to such transaction.

     Notwithstanding the foregoing paragraph, (i) any Guarantor may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (ii) any Guarantor may merge with an Affiliate that has no significant assets or liabilities and was incorporated solely for the purpose of reincorporating such Guarantor in another State of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

     The Indenture will provide that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "Redemption or Repurchase at Option of Holders--Asset Sales".


Events of Default and Remedies

     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Exchange Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Exchange Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the captions "--Change of Control", "--Asset Sales" or "-- Merger, Consolidation or Sale of Assets"; (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Exchange Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $10.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries; and (viii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Exchange Notes may declare all the Exchange Notes to be due and payable immediately; provided, however, that so long as any Designated Senior Debt is outstanding, such declaration shall not become effective until the earlier of (i) the day which is five Business Days after receipt by the Representatives of Designated Senior Debt of such notice of acceleration or (ii) the date of acceleration of any Designated Senior Debt. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Restricted Subsidiary, all outstanding Exchange Notes will become due and payable without further action or notice. Holders of the Exchange Notes may not enforce the Indenture or the Exchange Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Exchange Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Exchange Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Exchange Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Exchange Notes. If an Event of Default occurs prior to May 1, 2002 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Exchange Notes prior to May 1, 2002, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Exchange Notes.

     The Holders of a majority in aggregate principal amount of the Exchange Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Exchange Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Exchange Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

     No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Exchange Notes and the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Exchange Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Exchange Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Exchange Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Exchange Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Exchange Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Exchange Notes concerning issuing temporary Exchange Notes, registration of Exchange Notes, mutilated, destroyed, lost or stolen Exchange Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Exchange Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Exchange Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance,
(i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Exchange Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding Exchange Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Exchange Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Exchange Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

     A Holder may transfer or exchange Exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Exchange Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

     Except as provided in the next two succeeding paragraphs, the Indenture or the Exchange Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Exchange Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Exchange Notes), and any existing default or compliance with any provision of the Indenture or the Exchange Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Exchange Notes (including consents obtained in connection with a tender offer or exchange offer for Exchange Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Exchange Notes held by a non-consenting Holder):
(i) reduce the principal amount of Exchange Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Exchange Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Exchange Notes (except a rescission of acceleration of the Exchange Notes by the Holders of at least a majority in aggregate principal amount of the Exchange Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Exchange Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Exchange Notes to receive payments of principal of or premium, if any, or interest on the Exchange Notes,
(vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 10 of the Indenture (which relates to subordination) will require the consent of the Holders of at least 75% in aggregate principal amount of the Exchange Notes then outstanding if such amendment would adversely affect the rights of Holders of Exchange Notes.

     Notwithstanding the foregoing, without the consent of any Holder of Exchange Notes, the Company and the Trustee may amend or supplement the Indenture or the Exchange Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Exchange Notes in addition to or in place of certificated Exchange Notes, to provide for the assumption of the Company's obligations to Holders of Exchange Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Exchange Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Exchange Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Exchange Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.


Book-Entry, Delivery and Form

     The certificates representing the Exchange Notes will be issued in fully registered form and will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York (The "Depository"), and registered in the name of a nominee of the Depository.

Depository Procedures

     The Depository has advised the Company that the Depository is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of the Depository are recorded on the records of the Participants and Indirect Participants.

     The Depository has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Exchange Notes, the Depository will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of Global Exchange Notes and

(ii) ownership of such interests in the Global Exchange Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Exchange Notes).

     Investors in the Global Note may hold their interests therein directly through the Depository, if they are Participants in such system, or indirectly through organizations (including Euroclear and CEDEL) that are Participants in such system. Investors in the Regulation S Global Note may hold their interests therein through Euroclear or CEDEL, if they are participants in such systems, or indirectly through organizations that are participants in such systems or in the Depository system. Euroclear and CEDEL will hold interests in the Regulation S Global Note on behalf of their Participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. as operator of CEDEL. The depositories, in turn, will hold such interests in the Regulation S Global Note in customers' securities accounts in the depositories' names on the books of the Depository. All interests in a Global Note, including those held through Euroclear or CEDEL, may be subject to the procedures and requirements of the Depository. Those interests held by Euroclear or CEDEL may also be subject to the procedures and requirements of such system.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because the Depository can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the Depository system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificate evidencing such interests. For certain other restrictions on the transferability of the Exchange Notes see, "--Exchange of Book-Entry Exchange Notes for Certificated Exchange Notes".

     Except as described below, owners of interests in the Global Exchange Notes will not have Exchange Notes registered in their names, will not receive physical delivery of Exchange Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture for any purpose.

     Payments in respect of the principal and premium and interest on a Global Note registered in the name of the Depository or its nominee will be payable by the Trustee to the Depository or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Exchange Notes, including the Global Exchange Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of the Depository's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Exchange Notes, or for maintaining, supervising or reviewing any of the Depository's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Exchange Notes or (ii) any other matter relating to the actions and practices of the Depository or any of its Participants or Indirect Participants.

     The Depository has advised the Company that its current practices, upon receipt of any payment in respect of securities such as the Exchange Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Exchange Notes as shown on the records of the Depository. Payments by Participants and the Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practices and will not be the responsibility of the Depository, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by the Depository or its Participants in identifying the beneficial owners of the Exchange Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from the Depository or its nominee as the registered owner of the Exchange Notes for all purposes.

     Except for trades involving only Euroclear and CEDEL participants, interests in the Global Exchange Notes will trade in the Depository's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of the Depository and its participants.

     Transfers between Participants in the Depository will be effected in accordance with the Depository's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer restrictions applicable to the Exchange Notes described herein, crossmarket transfers between Participants in the Depository, on the one hand, and Euroclear or CEDEL participants, on the other hand, will be effected through the Depository in accordance with the Depository's rules on behalf of Euroclear or CEDEL, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or CEDEL, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or CEDEL, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in the Depository, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to the Depository.

Euroclear participants and CEDEL participants may not deliver instructions directly to the Depositaries for Euroclear or CEDEL.

     Because of time zone differences, the securities accounts of a Euroclear or CEDEL participant purchasing an interest in a Global Note from a Participant in the Depository will be credited, and any such crediting will be reported to the relevant Euroclear or CEDEL participant, during the securities settlement processing day (which must be a business day for Euroclear or CEDEL) immediately following the settlement date of the Depository. Cash received in Euroclear or CEDEL as a result of sales of interests in a Global Note by or through a Euroclear or CEDEL participant to a Participant in the Depository will be received with value on the settlement date of the Depository but will be available in the relevant Euroclear or CEDEL cash account only as of the business day for Euroclear or CEDEL following the Depository's settlement date.

     The Depository has advised the Company that it will take any action permitted to be taken by a Holder of Exchange Notes only at the direction of one or more Participants to whose account the Depository interests in the Global Exchange Notes are credited and only in respect of such portion of the aggregate principal amount of the Exchange Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Exchange Notes, the Depository reserves the right to exchange Global Exchange Notes for legended Exchange Notes in certificated form, and to distribute such Exchange Notes to its Participants.

     The information in this section concerning the Depository, Euroclear and CEDEL and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Although the Depository, Euroclear and CEDEL have agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among participants in the Depository, Euroclear and CEDEL, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Initial Purchasers or the Trustee will have any responsibility for the performance by the Depository, Euroclear or CEDEL or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Exchange Notes for Certificated Exchange Notes

     A Global Note is exchangeable for definitive Exchange Notes in registered certificated form if (i) the Depository (A) notifies the Company that it is unwilling or unable to continue as depository for the Global Note and the Company thereupon fails to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Exchange Act or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause issuance of the Exchange Notes in certificated form. In addition, beneficial interests in a Global Note may be exchanged for certificated Exchange Notes upon request but only upon at least 20 days prior written notice given to the Trustee by or on behalf of the Depository in accordance with customary procedures. In all cases, certificated Exchange Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in names, and issued in any approved denominations, requested by or on behalf of the Depository (in accordance with its customary procedures).

Certificated Exchange Notes

     Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for Exchange Notes in the form of certificated Exchange Notes. Upon any such issuance, the Trustee is required to register such certificated Exchange Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Exchange Notes in the form of certificated Exchange Notes under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Exchange Notes in such form will be issued to each person that the Global Note Holder and the Depository identify as being the beneficial owner of the related Exchange Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depository in identifying the beneficial owners of Exchange Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depository for all purposes.

Same Day Settlement and Payment

     The Indenture will require that payments in respect of the Exchange Notes represented by the Global Note (including principal, premium, if any, interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to certificated Exchange Notes, the Company will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the certificated Exchange Notes will also be settled in immediately available funds.

Registration Rights; Liquidated Damages

     The Company and the Initial Purchasers entered into the Registration Rights Agreement on the Issue Date. Pursuant to the Registration Rights Agreement, the Company agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes. If (i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Transfer Restricted Securities notifies the Company prior to the 20th day following consummation of the Exchange Offer that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or
(C) that it is a broker-dealer and owns Old Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a Shelf Registration Statement to cover resales of the Exchange Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Old Note has been exchanged by a person other than a broker-dealer for an Exchange Note in the Exchange Offer,
(ii) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Act.

     The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 90 days after the Issue Date, (ii) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 150 days after the Issue Date, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Exchange Notes in exchange for all Exchange Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 90 days after such obligation arises. If (A) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified above for such filing, (B) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (C) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (D) the Shelf Registration Statement or the Exchange Offer

Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (A) through (D) above a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Old Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Old Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Old Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Old Notes. All accrued Liquidated Damages will be paid by the Company on each Damages Payment Date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of certificated Old Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     Holders of Old Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

Certain Definitions

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person,
(i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (A) that have a fair market value in excess of $1.0 million or (B) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (ii) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (iii) a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments" and (iv) a disposition of Cash Equivalents in the ordinary course of business will not be deemed to be an Asset Sale.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with
GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic financial institution to the Senior Credit Facilities or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause
(iii) above, (v) commercial paper having the highest rating obtainable from Moody's or S&P's and in each case maturing within six months after the date of acquisition, (vi) investment funds investing 95% of their assets in securities of the types described in clauses (i)-(v) above, and (vii) readily marketable direct obligations issued by any State of the United States of America or any political subdivision thereof having maturities of not more than one year from the date of acquisition and having one of the two highest rating categories obtainable from either Moody's or S&P.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus
(i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus
(iv) depreciation, amortization (including amortization of goodwill, debt issuance costs and other intangibles but excluding amortization of other prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof that is a Guarantor, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded, (v) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Restricted Subsidiaries, and (vi) the Net Income of any Restricted Subsidiary shall be calculated after deducting preferred stock dividends payable by such Restricted Subsidiary to Persons other than the Company and its other Restricted Subsidiaries.

     "Consolidated Net Tangible Assets" means, as of any date of determination, shareholders' equity of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, less goodwill and other intangibles (other than patents, trademarks, licenses, copyrights and other intellectual property and prepaid assets).

     "Credit Facilities" means, with respect to the Company, one or more debt facilities (including, without limitation, the Senior Credit Facilities) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

     "Designated Senior Debt" means (i) any Indebtedness outstanding under the Senior Credit Facilities and (ii) any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as "Designated Senior Debt".

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Exchange Notes mature; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Equity Offering" means any public or private sale of equity securities (excluding Disqualified Stock) of the Company or Holdings, other than any private sales to an Affiliate of the Company or Holdings.

     "Existing Indebtedness" means any Indebtedness of the Company (other than Indebtedness under the Senior Credit Facilities and the Exchange Notes) in existence on the Issue Date, until such amounts are repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of debt issuance costs) and (ii) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (A) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "Foreign Subsidiary" means a Restricted Subsidiary of the Company that was not organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantors" means each Subsidiary of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) currency exchange or interest rate swap agreements, interest rate cap agreements and currency exchange or interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or interest rates.
     "Holdings" means L-3 Communications Holdings, Inc.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person

(whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel, moving and similar loans or advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the last paragraph of the covenant described above under the caption "-- Restricted Payments".

     "Issue Date" means the closing date for the sale and original issuance of the Exchange Notes under the Indenture.

     "Lehman Investor" means Lehman Brothers Holdings Inc. and any of its Affiliates.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Marketable Securities" means, with respect to any Asset Sale, any readily marketable equity securities that are (i) traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market; and (ii) issued by a corporation having a total equity market capitalization of not less than $250.0 million; provided that the excess of (A) the aggregate amount of securities of any one such corporation held by the Company and any Restricted Subsidiary over (B) ten times the average daily trading volume of such securities during the 20 immediately preceding trading days shall be deemed not to be Marketable Securities; as determined on the date of the contract relating to such Asset Sale.

     "Moody's" means Moody's Investors Services, Inc.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain or loss, together with any related provision for taxes thereon, realized in connection with (A) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (B) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss and (iii) the cumulative effect of a change in accounting principles.

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (A) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (B) is directly or indirectly liable (as a guarantor or otherwise), or (C) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than Indebtedness incurred under Credit Facilities) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Obligations" means any principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages (including Liquidated Damages), guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

     "Permitted Investments" means (i) any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor (ii) any Investment in cash or Cash Equivalents; (iii) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary of the Company and a Guarantor or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor; (iv) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders--Asset Sales" or any disposition of assets not constituting an Asset sale; (v) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (vi) advances to employees not to exceed $2.5 million at any one time outstanding; (vii) any Investment acquired in connection with or as a result of a workout or bankruptcy of a customer or supplier;
(viii) Hedging Obligations permitted to be incurred under the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; (ix) any Investment in a Similar Business that is not a Restricted Subsidiary; provided that the aggregate fair market value of all Investments made pursuant to this clause (ix) (valued on the date each such Investment was made and without giving effect to subsequent changes in value) may not exceed 5% of the Consolidated Net Tangible Assets of the Company; and
(x) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (x) that are at the time outstanding, not to exceed $15.0 million.

     "Permitted Junior Securities" means Equity Interests in the Company or debt securities that are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) to substantially the same extent as, or to a greater extent than, the Exchange Notes and the Subsidiary Guarantees are subordinated to Senior Debt pursuant to Article 10 of the Indenture.

     "Permitted Liens" means (i) Liens securing Senior Debt of the Company or any Guarantor that was permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company or any Guarantor; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any other assets of the Company or any of its Restricted Subsidiaries; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (v) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness -- ;
(vii) Liens existing on the Issue Date; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (ix) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding;
(x) Liens on assets of Guarantors to secure Senior Debt of such Guarantors that was permitted by the Indenture to be incurred; (xi) Liens securing Permitted Refinancing Indebtedness, provided that any such Lien does not extend to or cover any property, shares or debt other than the property, shares or debt securing the Indebtedness so refunded, refinanced or extended;
(xii) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a like nature, in each case incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (xiii) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business; (xiv) Liens encumbering customary initial deposits and margin deposits, and other Liens incurred in the ordinary course of business that are within the general parameters customary in the industry, in each case securing Indebtedness under Hedging Obligations; and (xv) Liens encumbering deposits made in the ordinary course of business to secure nondelinquent obligations arising from statutory or regulatory, contractual or warranty requirements of the Company or its Subsidiaries for which a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses and prepayment premiums incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Exchange Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Exchange Notes on terms at least as favorable to the Holders of Exchange Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and
(iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Permitted Securities" means, with respect to any Asset Sale, Voting Stock of a Person primarily engaged in one or more Similar Businesses; provided that after giving effect to the Asset Sale such Person shall become a Restricted Subsidiary and a Guarantor.

     "Representative" means the indenture trustee or other trustee, agent or representative for any Senior Debt.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" means, with respect to any Person, each Subsidiary of such Person that is not an Unrestricted Subsidiary.

     "Senior Credit Facilities" means the credit agreement, dated as of the Issue Date among the Company and a syndicate of banks and other financial institutions led by Lehman Commercial Paper Inc., as syndication agent, and any related notes, collateral documents, letters of credit and guarantees, including any appendices, exhibits or schedules to any of the foregoing (as the same may be in effect from time to time), in each case, as such agreements may be amended, modified, supplemented or restated from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid or extended from time to time (whether with the original agents and lenders or other agents and lenders or otherwise, and whether provided under the original credit agreement or other credit agreements or otherwise).

     "Senior Debt" means (i) all Indebtedness of the Company or any of its Restricted Subsidiaries outstanding under Credit Facilities and all Hedging Obligations with respect thereto, (ii) any other Indebtedness permitted to be incurred by the Company or any of its Restricted Subsidiaries under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Exchange Notes and (iii) all Obligations with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (i) any liability for federal, state, local or other taxes owed or owing by the Company, (ii) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (iii) any trade payables or (iv) any Indebtedness that is incurred in violation of the Indenture.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

     "Similar Business" means a business, a majority of whose revenues in the most recently ended calendar year were derived from (i) the sale of defense products, electronics, communications systems, aerospace products, avionics products and/or communications products, (ii) any services related thereto,
(iii) any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, and (iv) any combination of any of the foregoing.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "S&P" means Standard and Poor's Corporation.

     "Transaction Documents" means the Indenture, the Exchange Notes, the Purchase Agreement and the Registration Rights Agreement.

     "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary: (i) has no Indebtedness other than Non-Recourse Debt; (ii) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (iii) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Equity Interests or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;
(iv) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and (v) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants -- Restricted Payments". If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the

Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock", the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock", calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by
(ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned" means, when used with respect to any Subsidiary or Restricted Subsidiary of a Person, a Subsidiary (or Restricted Subsidiary, as appropriate) of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries (or Wholly Owned Restricted Subsidiaries, as appropriate) of such Person and one or more Wholly Owned Subsidiaries (or Wholly Owned Restricted Subsidiaries, as appropriate) of such Person.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following summary describes certain U.S. federal income tax consequences of the ownership of the Exchange Notes as of the date hereof. Except where noted, it deals only with Exchange Notes held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, persons holding Exchange Notes as a part of a hedging or conversion transaction or a straddle or holders of Exchange Notes whose "functional currency" is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations. Persons considering the purchase, ownership or disposition of Exchange Notes should consult their own tax advisors concerning the federal income tax consequences in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.


Stated Interest on Exchange Notes

     Except as set forth below, interest on an Exchange Note will generally be taxable to a U.S. Holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the U.S. Holder's method of accounting for tax purposes. As used herein, a "U.S. Holder" means a holder of an Exchange Note that is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust which is subject to the supervision of a court within the United States and the control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. A "Non-U.S. Holder" is a holder of an Exchange Note that is not a U.S. Holder.


Market Discount

     If a U.S. Holder purchases an Exchange Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, an Exchange Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Exchange Note at the time of such payment or disposition. In addition, the U.S. Holder may be required to defer, until the maturity of the Exchange Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Exchange Note.
     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Exchange Note, unless the U.S. Holder elects to accrue on a constant interest method. A U.S. Holder of an Exchange Note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently once made applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Amortizable Bond Premium

     A U.S. Holder that purchases an Exchange Note for an amount in excess of the sum of all amounts payable on the Exchange Note after the purchase date other than stated interest will be considered to have purchased the Exchange Note at a "premium." A U.S. Holder generally may elect to amortize the premium over the remaining term of the Exchange Note on a constant yield method. The amount amortized in any year will be treated as a reduction of the U.S. Holder's interest income from the Exchange Note. Bond premium on an Exchange Note held by a U.S. Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Exchange Note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.


Sale, Exchange and Retirement of Exchange Notes

     A U.S. Holder's tax basis in an Exchange Note will, in general, be the U.S. Holder's cost therefor, increased by market discount previously included in income by the U.S. Holder and reduced by any amortized premium. Upon the sale, exchange, retirement or other disposition of an Exchange Note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition and the tax basis of the Exchange Note. Except as described above with respect to market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement or other disposition the Exchange Note has been held for more than one year. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation which may vary depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations.


Non-U.S. Holders

     Under present U.S. federal income and estate tax law, and subject to the discussion below concerning backup withholding:

          (a) no withholding of U.S. federal income tax will be required with respect to the payment by the Company or any paying agent of principal, premium, if any, or interest on or Liquidated Damages, if any, in respect of an Exchange Note owned by a Non-U.S. Holder (the "Portfolio Interest Exception"), provided
(i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on an Exchange Note is described in section 881(c)(3)(A) of the Code and (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder.

          (b) no withholding of U.S. federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange, retirement or other disposition of an Exchange Note; and

          (c) an Exchange Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder will not be subject to U.S. federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Exchange Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business by such individual.

     To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such Exchange Note, or a financial institution holding the Exchange Note on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of the Company with a statement to the effect that the beneficial owner is not a U.S. person. Currently, these requirements will be met if (i) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a U.S. person (which certification may be made on an Internal Revenue Service Form W-8 (or successor form)) or (ii) a financial institution holding the Exchange Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. Under recently finalized Treasury regulations (the "Final Regulations"), the statement requirement referred to in (a)(iv) above may also be satisfied with other documentary evidence for interest paid after December 31, 1998 with respect to an offshore account or through certain foreign intermediaries.

     If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exception described in (a) above, payments on an Exchange Note made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the Exchange Note provides the Company or its paying agent, as the case may be, with a properly executed (i) Internal Revenue Service Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (ii) Internal Revenue Service Form 4224 (or successor form) stating that interest paid on the Exchange Note is not subject to with-holding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Under the Final Regulations, Non-U.S. Holders will generally be required to provide IRS Form
W-8 in lieu of IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations.

          If a Non-U.S. Holder is engaged in a trade or business in the United States and payment on an Exchange Note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed above, will be subject to U.S. federal income tax on such payment on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such payment on an Exchange Note will be included in such foreign corporation's earnings and profits.

          Any gain or income realized upon the sale, exchange, retirement or other disposition of an Exchange Note generally will not be subject to U.S. federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to payments on an Exchange Note and to the proceeds of sale of an Exchange Note made to U.S. Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

     No information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-U.S. Holders if a statement described in (a)(iv) under "--Non U.S. Holders" has been received and the payor does not have actual knowledge that the beneficial owner is a U.S. person.

     In addition, backup withholding and information reporting will not apply if payments on an Exchange Note are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Exchange Note, or if a foreign office of a broker
(as defined in applicable Treasury regulations) pays the proceeds of the sale of an Exchange Note to the owner thereof. If, however, such nominee, custodian, agent or broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting (but not backup withholding), unless (i) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or (ii) the beneficial owner otherwise establishes an exemption. Under the Final Regulations, backup withholding will not apply to such payments absent actual knowledge that the payee is a United States person.

     Payments on an Exchange Note paid to the beneficial owner of an Exchange Note by a U.S. office of a custodian, nominee or agent, or the payment by the U.S. office of a broker of the proceeds of sale of an Exchange Note, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in (a)(iv) above and the payor does not have actual knowledge that the beneficial owner is a U.S. person or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.


                             PLAN OF DISTRIBUTION

     This Prospectus is to be used by Lehman Brothers Inc. in connection with offers and sales of the Exchange Notes in market-making transactions effected from time to time. Lehman Brothers Inc. may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

     Affiliates of Lehman Brothers Inc. currently own 50.1% of the Parent Common Stock. See "Ownership of Capital Stock". Lehman Brothers Inc. has informed the Company that it does not intend to confirm sales of the Exchange Notes to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.

     The Company has been advised by Lehman Brothers Inc. that, subject to applicable laws and regulations, Lehman Brothers Inc. currently intends to make a market in the Exchange Notes following completion of the Exchange Offer. However, Lehman Brothers Inc. is not obligated to do so and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk Factors--Trading Market for the Exchange Notes."

     Lehman Brothers Inc. has provided investment banking services to the Company in the past and may provide such services and financial advisory services to the Company in the future. Lehman Brothers Inc. acted as purchasers in connection with the initial sale of the Notes and received an underwriting discount of approximately $6.1 million in connection therewith. See "Certain Transactions."

     Lehman Brothers Inc. and the Company have entered into a registration rights agreement with respect to the use by Lehman Brothers Inc. of this Prospectus. Pursuant to such agreement, the Company agreed to bear all registration expenses incurred under such agreement, and the Company agreed to indemnify Lehman Brothers Inc. against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

     The combined financial statements of the Lockheed Martin Predecessor Businesses as of March 31, 1997 and for the three months then ended, as of December 31, 1996 and for the year then ended, the Loral Acquired Businesses for the three months ended March 31, 1996 and for the years ended December 31, 1995 and 1994 and the balance sheet of L-3 Communications Corporation as of April 29, 1997, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent auditors, given on the authority of that firm as experts in accounting and auditing. The report on the combined financial statements of the Lockheed Martin Predecessor Businesses for the year ended December 31, 1996 states that Coopers & Lybrand L.L.P.'s opinion, insofar as it relates to the financial statements of the Lockheed Martin Communications Systems Division included in such combined financial statements, is based solely on the report of other auditors.

     The combined financial statements of Lockheed Martin Communications Systems Division at December 31, 1996 (not presented separately herein) and 1995, and the combined results of its operations and its cash flows for the year ended December 31, 1996 (not presented separately herein), and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


L-3 COMMUNICATIONS CORPORATION

Condensed Consolidated (Combined) Financial Statements as of September 30, 1997 (unaudited) and December 31, 1996 and for the nine months ended
September 30, 1997 (unaudited) and 1996 (unaudited) . . . . . . . . . .  F-3

     Condensed Consolidated (Combined) Balance Sheets as of September 30,
     1997 (unaudited) and December 31, 1996   . . . . . . . . . . . . .  F-4

     Condensed Consolidated (Combined) Statements of Operations for the Three and Nine Months ended September 30, 1997 (unaudited) and September 30,
     1996 (unaudited)   . . . . . . . . . . . . . . . . . . . . . . . .  F-6

     Condensed Consolidated (Combined) Statements of Cash Flows for the Nine Months ended September 30, 1997 (unaudited) and September 30, 1996
     (unaudited)  . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-8

     Notes to Condensed Consolidated (Combined) Financial
     Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-10

Balance Sheet as of April 29, 1997 . . . . . . . . . . . . . . . . . .   F-14

     Report of Coopers & Lybrand L.L.P.  . . . . . . . . . . . . . . .   F-15

     Balance Sheet of April 29, 1997 . . . . . . . . . . . . . . . . .   F-16

     Notes to Balance Sheet  . . . . . . . . . . . . . . . . . . . . .   F-17

Lockheed Martin Predecessor Businesses

Combined Financial Statements as of March 31, 1997 and the three months ended
March 31, 1997 and 1996 (unaudited)  . . . . . . . . . . . . . . . . .   F-19

     Report of Coopers & Lybrand L.L.P.  . . . . . . . . . . . . . . .   F-20

     Balance sheet as of March 31, 1997  . . . . . . . . . . . . . . .   F-21

     Statements of Operations and Changes in Invested Equity for the three
     months ended March 31, 1997 and March 31, 1996 (Unaudited)  . . .   F-22

     Statements of Cash Flows for the three months ended March 31, 1997 and
     March 31, 1996 (unaudited)  . . . . . . . . . . . . . . . . . . .   F-23

     Notes to Combined Financial Statements  . . . . . . . . . . . . .   F-24

Combined Financial Statements as of December 31, 1996, 1995 and for the three years in the period ended December 31, 1996  . . . . . . . . . . . . . . F-32

     Report of Coopers & Lybrand L.L.P. on December 31, 1996 Combined
     Financial Statements  . . . . . . . . . . . . . . . . . . . . . .  F-33

     Report of Ernst & Young LLP on the financial statements of Lockheed Martin Communications Systems Division as of December 31, 1996 and 1995
     and for the three years ended December 31, 1996. . . . . . . . . . F-34

     Balance Sheets as of December 31, 1996 and 1995  . . . . . . . . . F-35

     Statements of Operations and Changes in Invested Equity for years ended
     December 31, 1996, 1995 and 1994  . . . . . . . . . . . . . . . .  F-36

     Statements of Cash Flows for years ended December 31, 1996, 1995 and
     1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-37

     Notes to Combined Financial Statements  . . . . . . . . . . . . .  F-38

Loral Acquired Businesses

     Report of Coopers & Lybrand L.L.P.  . . . . . . . . . . . . . . .  F-46

     Statements of Operations for three months ended March 31, 1996 and the years ended December 31, 1995 and 1994  . . . . . . . . . . . . .  F-47

     Statements of Cash Flows for three months ended March 31, 1996 and the years ended December 31, 1995 and 1994  . . . . . . . . . . . . .  F-48

     Notes to Combined Financial Statements  . . . . . . . . . . . . .  F-49

                        L-3 COMMUNICATIONS CORPORATION

                       CONDENSED CONSOLIDATED (COMBINED)
                             FINANCIAL STATEMENTS


             As of September 30, 1997 (unaudited) and December 31,
       1996 and for the nine months ended September 30, 1997 (unaudited)
                             and 1996 (unaudited)

                        L-3 COMMUNICATIONS CORPORATION
               CONDENSED CONSOLIDATED (COMBINED) BALANCE SHEETS
                                (In thousands)


                                                                                        The Company           Predecessor Company
                                                                                  -----------------------   -----------------------
                                                                                     September 30, 1997        December 31, 1996
                                                                                  -----------------------   -----------------------
                                                                                        (Unaudited)

     ASSETS
     Current assets:
       Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . .           $ 39,767                        --
       Contracts in process  . . . . . . . . . . . . . . . . . . . . . . . . .            204,870                  $198,073
       Net assets held for sale  . . . . . . . . . . . . . . . . . . . . . . .             16,671
       Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . .              3,708                     3,661
                                                                                         --------                  --------
          Total current assets . . . . . . . . . . . . . . . . . . . . . . . .            265,016                   201,734
                                                                                         --------                  --------

     Property, plant and equipment . . . . . . . . . . . . . . . . . . . . . .             91,849                   116,566
       Less, accumulated depreciation and amortization . . . . . . . . . . . .              7,740                    24,983
                                                                                         --------                  --------
                                                                                           84,109                    91,583
                                                                                         --------                  --------
     Intangibles, primarily cost in excess of net assets acquired, net of
       amortization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            299,341                   282,674
     Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             36,362                    17,307
                                                                                         --------                  --------
                                                                                         $684,828                  $593,298
                                                                                         ========                  ========

     LIABILITIES AND SHAREHOLDERS' (INVESTED) EQUITY
     Current liabilities:
       Current portion of long-term debt . . . . . . . . . . . . . . . . . . .           $  4,500                        --
       Accounts payable, trade . . . . . . . . . . . . . . . . . . . . . . . .             34,819                  $ 34,163
       Accrued employment costs  . . . . . . . . . . . . . . . . . . . . . . .             37,450                    27,313
       Customer advances and amounts in excess of costs incurred . . . . . . .             16,180                    14,299
       Accrued interest  . . . . . . . . . . . . . . . . . . . . . . . . . . .             11,752
       Other current liabilities . . . . . . . . . . . . . . . . . . . . . . .             18,267                    27,113
                                                                                         --------                  --------
          Total current liabilities  . . . . . . . . . . . . . . . . . . . . .            122,968                   102,888
                                                                                         --------                  --------

                        L-3 COMMUNICATIONS CORPORATION
               CONDENSED CONSOLIDATED (COMBINED) BALANCE SHEETS
                                (In thousands)


                                                                                        The Company           Predecessor Company
                                                                                  -----------------------   -----------------------
                                                                                     September 30, 1997         December 31, 1996
                                                                                  -----------------------   -----------------------
                                                                                        (Unaudited)

     Pension and postretirement benefits . . . . . . . . . . . . . . . . . . .             27,933                        --
     Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .             14,560                    16,801
     Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            393,500                        --
     Commitment and contingencies  . . . . . . . . . . . . . . . . . . . . . .
     Shareholders' Equity  . . . . . . . . . . . . . . . . . . . . . . . . . .
       Common Stock, $.01 par value, authorized 100 shares, issued 100 shares                  --                        --
       Capital Surplus . . . . . . . . . . . . . . . . . . . . . . . . . . . .            125,000
       Retained Earnings . . . . . . . . . . . . . . . . . . . . . . . . . . .              8,367                        --
       Deemed Distribution . . . . . . . . . . . . . . . . . . . . . . . . . .             (7,500)                       --
                                                                                         --------                  --------
     Total Shareholders' Equity  . . . . . . . . . . . . . . . . . . . . . . .            125,867
     Invested equity at December 31, 1996  . . . . . . . . . . . . . . . . . .                 --                   473,609
                                                                                         --------                  --------
                                                                                         $684,828                  $593,298
                                                                                         ========                  ========


     See notes to condensed consolidated (combined) financial statements.

                        L-3 COMMUNICATIONS CORPORATION
          CONDENSED CONSOLIDATED (COMBINED) STATEMENTS OF OPERATIONS
                                (In thousands)
                                  (Unaudited)


                                                                                        The Company           Predecessor Company
                                                                                  -----------------------   -----------------------
                                                                                        Three Months             Three Months
                                                                                           Ended                     Ended
                                                                                     September 30, 1997       September 30, 1996
                                                                                  -----------------------   -----------------------

     Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $174,822                  $158,594
     Cost and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .            156,968                   146,397
                                                                                         --------                  --------

     Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             17,854                    12,197
     Net interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . .              9,289                     7,366
                                                                                         --------                  --------

     Income before income taxes  . . . . . . . . . . . . . . . . . . . . . . .              8,565                     4,831
     Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $  3,289                     1,776
                                                                                         --------                  --------

     Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $  5,276                  $  3,055
                                                                                         ========                  ========



     See notes to condensed consolidated (combined) financial statements.

                        L-3 COMMUNICATIONS CORPORATION
          CONDENSED CONSOLIDATED (COMBINED) STATEMENTS OF OPERATIONS
                                (In thousands)


                                                                  The Company                     Predecessor Company
                                                            ----------------------   ----------------------------------------------
                                                                  Six Months              Three Months            Nine Months
                                                                     Ended                   Ended                   Ended
                                                              September 30, 1997         March 31, 1997        September 30, 1996
                                                            ----------------------   ---------------------   ---------------------
                                                                  (Unaudited)                                     (Unaudited)

     Sales . . . . . . . . . . . . . . . . . . . . . . . .         $342,852                $158,873                 $365,041
     Cost and expenses . . . . . . . . . . . . . . . . . .          309,877                 150,937                  341,914
                                                                   --------                --------                 --------

     Operating income  . . . . . . . . . . . . . . . . . .           32,975                   7,936                   23,127
     Net Interest expense  . . . . . . . . . . . . . . . .           19,259                   8,441                   16,780
                                                                   --------                --------                 --------

     Income (loss) before income taxes . . . . . . . . . .           13,716                    (505)                   6,347
     Income taxes  . . . . . . . . . . . . . . . . . . . .            5,349                    (247)                   3,052
                                                                   --------                --------                 --------

     Net income (loss) . . . . . . . . . . . . . . . . . .         $  8,367                $   (258)                $  3,295
                                                                   ========                ========                 ========



     See notes to condensed consolidated (combined) financial statements.

                        L-3 COMMUNICATIONS CORPORATION
          CONDENSED CONSOLIDATED (COMBINED) STATEMENTS OF CASH FLOWS
                                (In thousands)


                                                                  The Company                     Predecessor Company
                                                            ----------------------   ----------------------------------------------
                                                                  Six Months              Three Months            Nine Months
                                                                     Ended                   Ended                   Ended
                                                              September 30, 1997         March 31, 1997        September 30, 1996
                                                            ----------------------   ----------------------  ----------------------
                                                                  (Unaudited)                                     (Unaudited)

     Operating activities:
     Net income (loss) . . . . . . . . . . . . . . . . . .        $   8,367                 $  (258)               $   3,295
     Depreciation and amortization . . . . . . . . . . . .           14,075                   7,184                   17,962
     Changes in operating assets and liabilities
       Contracts in process  . . . . . . . . . . . . . . .           11,658                 (17,475)                  27,555
       Other current assets  . . . . . . . . . . . . . . .           (1,113)                   (481)                   2,144
       Other assets  . . . . . . . . . . . . . . . . . . .            3,912                    (159)                  (8,431)
       Accounts payable  . . . . . . . . . . . . . . . . .           (4,879)                   (207)                  (5,881)
       Accrued employment costs  . . . . . . . . . . . . .           12,651                    (625)                   4,150
       Customer advances and amounts in excess of costs
          incurred . . . . . . . . . . . . . . . . . . . .              875                  (1,891)                 (11,902)
       Accrued interest  . . . . . . . . . . . . . . . . .           11,752                                               --
       Other current liabilities . . . . . . . . . . . . .           (6,741)                 (1,867)                     (53)
       Pension and postretirement benefits . . . . . . . .             (567)                     --                       --
       Other liabilities . . . . . . . . . . . . . . . . .            6,388                    (500)                 (22,835)
                                                                  ---------                 -------                ---------
     Net cash from (used in) operating activities  . . . .           56,378                 (16,279)                   6,004
                                                                  ---------                 -------                ---------

     Investing activities:
     Acquisition of business . . . . . . . . . . . . . . .         (470,700)                     --                 (287,803)
     Net change in assets held for sale  . . . . . . . . .            1,503
     Purchases of investments  . . . . . . . . . . . . . .           (4,020)
     Capital expenditures  . . . . . . . . . . . . . . . .           (6,436)                 (4,300)                  (7,995)
     Disposition of property, plant and equipment  . . . .              649                      --                    2,931
                                                                  ---------                 -------                ---------
     Net cash used in investing activities . . . . . . . .         (479,004)                 (4,300)                (292,867)
                                                                  ---------                 -------                ---------


     See notes to condensed consolidated (combined) financial statements.

                        L-3 COMMUNICATIONS CORPORATION

          CONDENSED CONSOLIDATED (COMBINED) STATEMENTS OF CASH FLOWS
                                (In thousands)


                                                                 The Company                      Predecessor Company
                                                            ----------------------  -----------------------------------------------
                                                                  Six Months             Three Months             Nine Months
                                                                    Ended                   Ended                    Ended
                                                              September 30, 1997        March 31, 1997        September 30, 1996
                                                            ----------------------  ----------------------  ----------------------
                                                                 (Unaudited)                                      (Unaudited)

     Financing activities:
     Advances from Lockheed Martin . . . . . . . . . . .                --                 20,579                   286,863
     Borrowings under senior credit facility . . . . . .           175,000                     --                        --
     Proceeds from sale of 10 3/8% subordinated notes  .           225,000                     --                        --
     Proceeds from issuance of common stock  . . . . . .            80,000                     --                        --
     Debt issuance costs . . . . . . . . . . . . . . . .           (15,607)                    --                        --
     Payment of debt . . . . . . . . . . . . . . . . . .            (2,000)                    --                        --
                                                                  --------                 -------                  --------

     Net cash from financing activities  . . . . . . . .           462,393                 20,579                   286,863
                                                                  --------                 -------                  --------

     Net change in cash  . . . . . . . . . . . . . . . .            39,767                     --                        --
     Cash and cash equivalents, beginning of the period                 --                     --                        --
                                                                  --------                 -------                  --------

     Cash and cash equivalents, end of the period  . . .          $ 39,767                 $   --                        --
                                                                  ========                 =======                  ========

     Supplemental information:
     Cash paid for interest during the period  . . . . .          $  4,332                     --                        --
     Cash paid for income taxes during the period  . . .                --                     --                        --
     Issuance of common stock to Lockheed Martin in
       connection with the acquisition of business . . .          $ 45,000                     --                        --


     See notes to condensed consolidated (combined) financial statements.

                        L-3 Communications Corporation
        Notes to Condensed Consolidated (Combined) Financial Statements


1.   Basis of Presentation

     The accompanying condensed consolidated (combined) financial statements include the assets, liabilities and results of operations of L-3 Communications Corporation, the successor company ("L-3" or the "Company") following the change in ownership (see Note 2) effective as of April 1, 1997 and for the period from April 1, 1997 to September 30, 1997. The statements also include on a combined basis, substantially all of the assets and certain liabilities of (i) nine business units previously purchased by Lockheed Martin Corporation ("Lockheed Martin") as part of its acquisition of Loral Corporation ("Loral") in April 1996, and (ii) one business unit, Communications Systems--Camden purchased by Lockheed Martin as part of its acquisition of the aerospace business of GE in April 1993, (collectively, the "Businesses" or the "Predecessor Company"), prior to the change in ownership and for the periods of January 1, 1996 to September 30, 1996 and January 1, 1997 to March 31, 1997, and as of December 31, 1996.

     The accompanying unaudited condensed consolidated (combined) financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulations S-X of the Securities and Exchange Commission ("SEC"); accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. All significant intercompany balances and transactions have been eliminated. The balance sheet data as of December 31, 1996 and the financial statement data as of March 31, 1997 and for the three months ended March 31, 1997 have been derived from the audited financial statements of the Predecessor Company for such periods. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Results of operations for interim periods are not necessarily indicative of results for the entire year.

2.   Change in Ownership Transaction

     L-3 was formed on April 8, 1997, and is a wholly-owned subsidiary of L-3 Communications Holdings, Inc. ("Holdings"). Holdings and L-3 were formed by Mr. Frank C. Lanza, the former President and Chief Operating Officer of Loral, Mr. Robert V. LaPenta, the former Senior Vice President and Controller of Loral, Lehman Brothers Capital Partners III, L.P. and its affiliates (the "Lehman Partnership") and Lockheed Martin to acquire the Businesses.

     On March 28, 1997, Lanza, LaPenta, the Lehman Partnership, Holdings, and Lockheed Martin entered into a Transaction Agreement whereby Holdings would acquire the Businesses from Lockheed Martin. Also included in the acquisition is a semiconductor product line of another business and certain leasehold improvements in New York City which were not material. Pursuant to the Transaction Agreement on April 30, 1997 (closing date), Holdings acquired the

Businesses from Lockheed Martin for $525 million, comprised of $480 million of cash before an estimated $20 million reduction related to a purchase price adjustment, and $45 million of common equity, representing a 34.9% interest in Holdings retained by Lockheed Martin, plus estimated acquisition costs of $6.6 million. Also pursuant to the Transaction Agreement, Lockheed Martin, on behalf and at the direction of Holdings, transferred the Businesses to the Company. The acquisition was financed with the debt proceeds of $400 million (see Note 5) and capital contributions of $125 million from Holdings, including the $45 million retained by Lockheed Martin.

     On November 5, 1997, the Company and Lockheed Martin amended the Transaction Agreement to finalize the purchase price adjustment which amounted to $21.2 million of which $15.9 million was received on the closing date and $5.3 million was received on November 7, 1997, plus interest thereon. The amendment to the Transaction Agreement also included the assignment to the Company from Lockheed Martin of a contract for the production of mission communication systems for track vehicles.

     In connection with the Transaction Agreement, Holdings and the Company anticipate entering into a transition services agreement with Lockheed Martin pursuant to which Lockheed Martin will provide to L-3 and its subsidiaries (and L-3 will provide to Lockheed Martin) certain corporate services of a type previously provided at costs consistent with past practices until December 31, 1997 (or, in the case of Communications Systems--Camden, for a period of up to 18 months after the Closing). Lockheed Martin is currently providing L-3 the services contemplated by the proposed transition services agreement in the absence of an executed agreement. The parties also entered into supply agreements which reflect existing intercompany work transfer agreements or similar support arrangements upon prices and other terms consistent with previously existing arrangements. Holdings, the Company and Lockheed Martin have entered into certain subleases of real property and cross-licenses of intellectual property.

     Pursuant to the Transaction Agreement the Company also assumed certain obligations relating to environmental liabilities and benefit plans.

     In accordance with Accounting Principles Board Opinion No. 16, the acquisition of the Businesses by Holdings and L-3 has been accounted for as a purchase business combination effective as of April 1, 1997. The purchase cost (including the fees and expenses related thereto) was allocated to the tangible and intangible assets and liabilities of the Company based upon their respective fair values. The assets and liabilities recorded in connection with the purchase price allocation were $660.3 million and $152.1 million, respectively. The excess of the purchase price over the fair value of net assets acquired of $306.2 million was recorded as goodwill, and is being amortized on a straight-line basis over a period of 40 years. Also in connection with the purchase price allocation estimated deferred tax assets of $35 million, fully offset by a valuation allowance, that related principally to differences between book and tax bases of assumed liabilities were recorded. The assets and liabilities recorded in connection with the purchase price allocation, are based on preliminary estimates of fair values; actual adjustments will be based on final appraisals and other analyses of fair values which are currently in progress. Changes between preliminary and financial allocations for the valuation of contracts in process, inventories, pension liabilities, fixed assets and deferred taxes could be material. As a result of the 34.9% ownership interest retained by Lockheed Martin, the provisions of EITF 88-16 were applied in connection with the purchase price allocation, which resulted in recording net assets at approximately 34.9% of Lockheed Martin's carrying values in the Businesses plus 65.1% at fair value, and the recognition of a deemed distribution of $7.5 million.

     Had the acquisitions of the Businesses occurred on January 1, 1996, the unaudited pro forma sales and net income for the nine months ended September 30, 1997 and 1996 would have been $499.9 million and $7.9 million and $487.1 million and $2.5 million, respectively. The pro forma results, which are based on various assumptions, are not necessarily indicative of what would have occurred had the acquisition been consummated on January 1, 1996. The 1996 pro forma sales and net income have been adjusted to include the operations of the Loral Acquired Businesses from January 1, 1996 (See Note
3).

3.   Predecessor Company Acquisitions

     Effective April 1, 1996, Lockheed Martin acquired substantially all the assets and liabilities of the defense businesses of Loral, including the Wideband Systems Division and the Products Group which are included in the Businesses. The acquisition of the Wideband Systems Division and Products Group businesses (the "Loral Acquired Businesses") has been accounted for as a purchase by Lockheed Martin Communications Systems-Camden Division ("Divisions"). The acquisition has been reflected in the financial statements based on the purchase price allocated to those acquired businesses by Lockheed Martin. The assets and liabilities recorded in connection with the purchase price allocation were $401.0 million and $113.2 million, respectively. As such, the accompanying condensed combined financial statements for periods prior to April 1, 1997 reflected the results of operations of the Division and the Loral Acquired Businesses from the effective date of acquisition including the effects of an allocated portion of cost in excess of net assets acquired resulting from the acquisition.

4.   Contracts and Progress

     Billings and accumulated costs and profits on long-term contracts, principally with the U.S. Government, comprise the following:

                                                                              The Company                 Predecessor Company
                                                                          September 30, 1997               December 31, 1996
                                                                    ------------------------------   ------------------------------
                                                                              (Unaudited)
                                                                                        (Dollars in thousands)

     Billed contract receivables . . . . . . . . . . . . . . . . .             $ 44,815                        $  45,212
     Unbilled contract receivables . . . . . . . . . . . . . . . .               56,626                           84,814
     Other billed receivables, principally commercial and
     affiliates  . . . . . . . . . . . . . . . . . . . . . . . . .               30,390                           41,154
     Inventories costs . . . . . . . . . . . . . . . . . . . . . .               90,511                           72,880
                                                                               --------                        ---------
                                                                                222,342                          244,060
     Less, unliquidated progress payments  . . . . . . . . . . . .              (17,472)                         (45,987)
                                                                               --------                        ---------
     Net contracts in progress . . . . . . . . . . . . . . . . . .             $204,870                        $ 198,073
                                                                               ========                        =========


5.   Net assets held for sale

     The Company has accounted for the allocation of purchase price and the net assets of its Hycor business, which it intends to sell, in accordance with the FASB's Emerging Issues Task Force Issue 87-11 "Allocation of Purchase Price to Assets to be Sold" ("EITF 87-11"). Accordingly, the net assets related to the Hycor business as of April 1, 1997 are included in the accompanying condensed consolidated balance sheet as "Net assets held for sale". The fair value assigned to such net assets is based upon management's estimate of the proceeds from the sale of the Hycor business less the estimated income from operations for such business during the holding period of April 1997 through December 1997 (the "holding period"), plus interest expense on debt allocated to such net assets during the holding period. In accordance with EITF 87-11, income from the operations of the Hycor business of $112,000 and interest expense of $436,000 on the debt allocated to the Hycor net assets have been excluded from the Company's consolidated statements of operations for the six months ended September 30, 1997.

     Also included in net assets held for sale is the Company's Sarasota, Florida facility which was sold effective October 24, 1997.

6.   Debt

          In connection with the acquisition of the Businesses, the Company entered into a $275.0 million senior secured Credit Agreement consisting of $175.0 million of term loan facilities and a $100.0 million revolving credit facility (collectively the "senior secured credit facility"). The senior secured credit facility has been provided by a syndicate of banks and financial institutions and bear interest at the option of the Company at a rate related to (i) the higher of federal funds rate plus 0.50% per annum or the reference rate published by Bank of America NT&SA or (ii) LIBOR. Interest payments vary in accordance with the type of borrowing and are made at a minimum every three months. The revolving credit facility expires in 2003 and is available for ongoing working capital and letter of credit needs. Substantially all of the revolving credit facility is available at September 30, 1997. The Company pays a commitment fee on the unused portion.

     In April 1997, the Company also issued $225.0 million of 10 3/8% senior subordinated notes (the "Old Notes") due May 1, 2007 with interest payable semi-annually on May 1 and November 1 of each year, commencing November 1, 1997. The Old Notes are redeemable under certain circumstances.

     In September 1997, the Company filed a registration statement to initiate an offer to exchange an aggregate of up to $225.0 million principal amount of 10 3/8% series B Senior Subordinated Notes due 2007 (the "Exchange Notes") for the outstanding Old Notes. The terms of the Exchange Notes are identical in all material respects to the Old Notes, except that the Exchange Notes have been registered under the Securities Act of 1933. On November 5, 1997, the exchange offer was concluded; all of the $225.0 million of Old Notes were exchanged. The Exchange Notes are redeemable at the option of the Company, in whole or in part, at any time on or after May 1, 2002, at various redemption prices plus accrued and unpaid interest to the applicable redemption date. In addition, prior to May 1, 2000, the Company may redeem up to 35% of the aggregate principal amount of Exchange Notes at a redemption price of 109.375% of the principal amount thereof, plus accrued and unpaid interest to the redemption date with the net cash proceeds of one or more equity offerings by Holdings that are contributed to the Company as common equity capital.

     The costs related to the issuance of debt have been capitalized and are being amortized as interest expense using a method that approximates the effective interest method over the term of the related debt.

     The aggregate principal payments for debt, excluding the revolving credit borrowings, for the five years ending December 31, 1998 through 2002 are: $5.0 million, $11.0 million, $19.0 million, $25.0 million and $33.2 million, respectively.

7.  Stock Option Plan

     Holdings sponsors an option plan for key employees of Holdings and L-3, pursuant to which options to purchase an aggregate of 14.0% of Holdings' fully-diluted common stock outstanding at the closing date have been authorized for grant.

     On April 30, 1997, Holdings granted the Chairman and the President (collectively, the "Equity Executives") nonqualified options, to purchase, at $6.47 per share 2,285,714 shares of Class A common stock of Holdings. In each case, half of the options are "Time Options" and half are "Performance Options" (collectively, the "Options"). The Time Options become exercisable with respect to 20% of the shares subject to the Time Options on each of the first five anniversaries if employment continues through and including such date. The Performance Options become exercisable nine years after the closing date, but may become exercisable earlier with respect to up to 20% of the shares subject to the Performance Options on each of the first five anniversaries, to the extent certain defined targets are achieved. The Options, which have a ten year term, become fully exercisable under certain circumstances, including a change in control.

     On July 1, 1997, Holdings adopted the 1997 Option Plan for key employees of Holdings and L-3 and granted nonqualified options to certain officers and other employees of L-3 to purchase at $6.47 per share 675,500 shares of Class A common stock of Holdings (collectively, the "1997 Options"). Generally, the 1997 Options are exercisable over a three-year vesting period and expire ten years from the date of grant.

     The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", which provides that compensation cost for stock options is recognized based on the excess, if any, of the fair value of the stock at the grant date of the award or other measurement date over the stock option exercise price. The exercise price for Holdings' stock options granted to employees equaled the fair value of Holdings' common stock at the date of grant. Accordingly, no compensation expense was recognized by the Company. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

8.   Contingencies

     Management is continually assessing the Company's obligations with respect to applicable environmental protection laws. While it is difficult to determine the timing and ultimate cost to be incurred by the Company in order to comply with these laws, based upon available internal and external assessments, with respect to those environmental loss contingencies of which management of the Company is aware, the Company believes that even without considering potential insurance recoveries, if any, there are no environmental loss contingencies that, individually or in the aggregate, would be material to the Company's results of operations. The Company accrues for these contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

     The Company is engaged in providing products and services under contracts with the U.S. Government and to a lesser degree, under foreign government contracts, some of which are funded by the U.S. Government. All such contracts are subject to extensive legal and regulatory requirements, and, from time to time, agencies of the U.S. Government investigate whether such contracts were and are being conducted in accordance with these requirements. Under government procurement regulations, an indictment of the Company by a federal grand jury could result in the Company being suspended for a period of time from eligibility for awards of new government contracts. A conviction could result in debarment from contracting with the federal government for a specified term.

     The Company is periodically subject to litigation, claims or assessments and various contingent liabilities (including environmental matters) incidental to its business. With respect to those investigative actions, items of litigation, claims or assessments of which they are aware, management of the Company is of the opinion that the probability is remote that, after taking into account certain provisions that have been made with respect to these matters, the ultimate resolution of any such investigative actions, items of litigation, claims or assessments will have a material adverse effect on the financial position or results of operations of the Company.

9.   Recent Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 establishes accounting standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. In February 1997, the FASB issued SFAS No. 129, "Disclosures of Information about Capital Structure." SFAS No. 129 requires disclosure of for all type of securities issued and applies to all entities that have issued securities. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of an Enterprise and related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set general-purpose financial statements. SFAS No. 131 establishes accounting standards for the way that public business enterprises report information about operating segments and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 128 and SFAS No. 129 are required to be adopted for periods ending after December 15, 1997, and SFAS No. 130 and SFAS No. 131 are required to be adopted by 1998. The Company is currently evaluating the impact, if any of these new FASB statements.

                        L-3 COMMUNICATIONS CORPORATION

                      Balance Sheet as of April 29, 1997

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of L-3 Communications Corporation

     We have audited the accompanying balance sheet of L-3 Communications Corporation (a Delaware company) as of April 29, 1997. This financial statement is the responsibility of L-3 Communications Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of L-3 Communications Corporation as of April 29, 1997, in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.



1301 Avenue of the Americas
New York, New York 10019
July 16, 1997

                        L-3 COMMUNICATIONS CORPORATION

                                 BALANCE SHEET
                                April 29, 1997



ASSETS

     Cash                                         $1.00
                                                   ----
          Total Assets                            $1.00
                                                  =====



LIABILITIES AND SHAREHOLDER'S EQUITY

Shareholder's Equity

     Common Stock, $.01 par value 100 shares authorized and outstanding

                                                  $1.00
                                                   ----
               Total Shareholder's Equity         $1.00
                                                  =====



                          See notes to balance sheet.

                        L-3 COMMUNICATIONS CORPORATION
                            NOTES TO BALANCE SHEET


1.   Formation of L-3 Communications Corporation

     On April 8, 1997, L-3 Communications Corporation (the "Company") was incorporated under the Delaware General Corporation Law as a wholly owned subsidiary of L-3 Communications Holdings Inc. for the purpose of effectuating the transactions described below.

2.   Acquisition

     On January 31, 1997, Lockheed Martin Corporation ("Lockheed Martin"), Lehman Brothers Holdings Inc. ("Lehman"), Frank C. Lanza ("Lanza") and Robert
V. LaPenta ("LaPenta") entered into a Memorandum of Understanding regarding the transfer of certain businesses of Lockheed Martin to a newly formed corporation ("Newco") to be owned by Lockheed Martin, Lehman, Lanza and LaPenta. The businesses included a Lockheed Martin's Wideband Systems Division, Communications Systems Division and Products Group, comprising eleven autonomous operations (collectively the "Lockheed Martin Predecessor Business" or the "Businesses"). Also included in the transaction is the acquisition of a semiconductor product line of another business and certain leasehold improvements in New York City.

     Closing of the transaction occurred on April 30, 1997. The total consideration paid to Lockheed Martin was $525 million, comprised of $480 million of cash before an estimated $20 million reduction related to a purchase price adjustment, and $45 million of common equity being retained by Lockheed Martin. The Company is a wholly owned subsidiary of L-3 Communications Holdings, Inc. ("Holdings"), and Holdings is capitalized with $125 million of common equity, with Lanza and LaPenta collectively owning 15.0%, the Lehman Partnership owning 50.1% and Lockheed Martin owning 34.9%. In connection with the Closing the Company has received a $125 million capital contribution from Holdings and incurred debt of $400 million.

3.   Agreements

     In connection with the acquisition, the Company entered into a Transaction Agreement, senior credit facilities, and issued 10-3/8% Senior Subordinated Notes Due 2007.

     Pursuant to the Transaction Agreement, Holdings and the Company anticipate entering into a transition services agreement with Lockheed Martin pursuant to which Lockheed Martin will provide to Holdings and its subsidiaries (and Holdings will provide to Lockheed Martin) certain corporate services of the types currently provided at costs consistent with past practices until December 31, 1997 (or, in the case of Communication Systems-- Camden, for a period of up to 18 months after the Closing). Lockheed Martin is currently providing L-3 the service contemplated by the proposed transition services agreement in the absence of an executed agreement. The parties also entered into supply agreements which reflect existing intercompany work transfer agreements or similar support arrangements upon prices and other terms consistent with the present arrangements. Holdings, the Company and Lockheed Martin have entered into certain subleases of real property and cross-licenses of intellectual property.

     Pursuant to the Transaction Agreement the Company assumed certain obligations relating to environmental liabilities and benefit plans.

     The 10-3/8% Senior Subordinated Notes are due in May 1, 2007 with interest payable semi-annually beginning November 1, 1997. The Notes are redeemable under certain circumstances.

     The Term Loans and Revolving Credit Facility have been provided by a syndicate of banks and financial institutions and bear interest at the option of the Company at a rate related to the (i) Loan of Federal Funds Rate, or the reference rate published by Bank of America NT&SA or (ii) LIBOR.

      The Revolving Credit Facility terminates on March 31, 2003. The Term Loans will be subject to the following Amortization schedule.


                                                          Tranche A Term Loan      Tranche B Term Loan       Tranche C Term Loan

                                                        -----------------------  -----------------------   ------------------------

     Year 1  . . . . . . . . . . . . . . . . . . . . .       $  4,000,000              $   500,000               $   500,000
     Year 2  . . . . . . . . . . . . . . . . . . . . .          5,000,000                  500,000                   500,000
     Year 3  . . . . . . . . . . . . . . . . . . . . .         15,000,000                  500,000                   500,000
     Year 4  . . . . . . . . . . . . . . . . . . . . .         21,000,000                  500,000                   500,000
     Year 5  . . . . . . . . . . . . . . . . . . . . .         27,000,000                  500,000                   500,000
     Year 6  . . . . . . . . . . . . . . . . . . . . .         28,000,000                  500,000                   500,000
     Year 7  . . . . . . . . . . . . . . . . . . . . .                 --               20,000,000                   500,000
     Year 8  . . . . . . . . . . . . . . . . . . . . .                 --               22,000,000                   500,000
     Year 9  . . . . . . . . . . . . . . . . . . . . .                 --                       --                26,000,000

                    LOCKHEED MARTIN PREDECESSOR BUSINESSES

                         COMBINED FINANCIAL STATEMENTS

                             as of March 31, 1997
      and for the three months ended March 31, 1997 and 1996 (Unaudited)

                        Report of Independent Auditors




To the Board of Directors of
L-3 Communications Corporation

     We have audited the accompanying combined balance sheet of the Lockheed Martin Predecessor Businesses, as defined in Note 1 to the financial statements, (the "Businesses") as of March 31, 1997 and the related combined statements of operations and changes in invested equity and cash flows for the three months then ended. These financial statements are the responsibility of the Businesses' management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards required that we plan and perform our audit in order to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Lockheed Martin Predecessor Businesses as of March 31, 1997 and their combined results of operations and cash flows for the three months then ended, in conformity with generally accepted accounting principles.




Coopers & Lybrand L.L.P.


1301 Avenue of the Americas
New York, New York  10019
July 11, 1997

                    LOCKHEED MARTIN PREDECESSOR BUSINESSES

                            COMBINED BALANCE SHEET
                                (in thousands)

                                                             March 31,
                                                        -------------------
                                                               1997
                                                        -------------------
[S]                                                     [C]

                              ASSETS
     Current assets:
       Contracts in process  . . . . . . . . . . . .          $215,548
       Other current assets  . . . . . . . . . . . .             4,142
                                                              --------
          Total current assets . . . . . . . . . . .           219,690
                                                              --------

     Property, plant and equipment . . . . . . . . .           120,423
       Less, accumulated depreciation and
        amortization . . . . . . . . . . . . . . . .            29,069
                                                              --------
                                                                91,354
                                                              --------

     Intangibles, primarily cost in excess of net
      assets acquired, net of amortization . . . . .           280,145
     Other assets  . . . . . . . . . . . . . . . . .            17,340
                                                              --------
                                                              $608,529
                                                              ========

                 LIABILITIES AND INVESTED EQUITY

     Current liabilities:
       Accounts payable, trade . . . . . . . . . . .          $ 33,956
       Accrued employment costs  . . . . . . . . . .            26,688
       Customer advances and amounts in excess
        of costs incurred . . . . . . . . . . . . . .           12,408
       Other current liabilities . . . . . . . . . .            25,246
                                                              --------
          Total current liabilities  . . . . . . . .            98,298
                                                              --------

     Other liabilities . . . . . . . . . . . . . . .            16,301
     Commitments and contingencies (Note 8)
     Invested equity . . . . . . . . . . . . . . . .           493,930
                                                              --------
                                                              $608,529
                                                              ========

                  See notes to combined financial statements.

                    LOCKHEED MARTIN PREDECESSOR BUSINESSES
       COMBINED STATEMENTS OF OPERATIONS AND CHANGES IN INVESTED EQUITY
        For the Three Months Ended March 31, 1997 and 1996 (unaudited)
                                (In thousands)


                                                                                            1997                     1996
                                                                                  -----------------------   ----------------------
                                                                                                                  (Unaudited)

     Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $158,873                  $ 41,153
     Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            150,937                    39,477
                                                                                         --------                  --------
     Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .              7,936                     1,676
     Allocated interested expense  . . . . . . . . . . . . . . . . . . . . . .              8,441                     2,028
                                                                                         --------                  --------
     Loss before income taxes  . . . . . . . . . . . . . . . . . . . . . . . .               (505)                     (352)
     Income tax (benefit) expense  . . . . . . . . . . . . . . . . . . . . . .               (247)                      145
                                                                                         --------                  --------
     Net loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (258)                     (497)
     Invested equity-beginning of period . . . . . . . . . . . . . . . . . . .            473,609                   194,663
     Advances from (repayments to) Lockheed Martin . . . . . . . . . . . . . .             20,579                    (9,751)
                                                                                         --------                  --------
     Invested equity-end of period . . . . . . . . . . . . . . . . . . . . . .           $493,930                  $184,415
                                                                                         ========                  ========



                  See notes to combined financial statements.

                    LOCKHEED MARTIN PREDECESSOR BUSINESSES
                       COMBINED STATEMENTS OF CASH FLOWS
        For the Three Months Ended March 31, 1997 and 1996 (unaudited)
                                (In thousands)


                                                                                            1997                     1996
                                                                                  -----------------------   ----------------------
                                                                                                                  (Unaudited)

     Operating activities:
     Net loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $  (258)                 $   (497)
     Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . .              7,184                     3,062
     Changes in operating assets and liabilities:
       Contracts in process  . . . . . . . . . . . . . . . . . . . . . . . . .            (17,475)                    9,071
       Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . .               (481)                     (326)
       Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (159)                    1,086
       Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . .               (207)                   (4,498)
       Accrued employment costs  . . . . . . . . . . . . . . . . . . . . . . .               (625)                    2,180
       Customer advances and amounts in excess of costs incurred . . . . . . .             (1,891)                       60
       Other current liabilities . . . . . . . . . . . . . . . . . . . . . . .             (1,867)                     (684)
     Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (500)                      710
                                                                                          -------                  --------
     Net cash from (used in) operating activities  . . . . . . . . . . . . . .            (16,279)                   10,164
                                                                                          -------                  --------

     Investing activities:
     Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . . . . .             (4,300)                     (413)
                                                                                          -------                  --------

     Financing activities:
     Advances from (repayments to) Lockheed Martin . . . . . . . . . . . . . .             20,579                    (9,751)
                                                                                          -------                  --------

     Net change in cash  . . . . . . . . . . . . . . . . . . . . . . . . . . .                 --                        --
                                                                                          =======                 ========


                  See notes to combined financial statements.

                    LOCKHEED MARTIN PREDECESSOR BUSINESSES
                    NOTES TO COMBINED FINANCIAL STATEMENTS

                                March 31, 1997
                            (Dollars in thousands)

1.   Background and Description of Businesses

     On January 31, 1997, Lockheed Martin Corporation ("Lockheed Martin"), Lehman Brothers Holdings Inc. ("Lehman"), Frank C. Lanza ("Lanza") and Robert
V. LaPenta ("LaPenta") entered into a Memorandum of Understanding regarding the transfer of certain businesses of Lockheed Martin to a newly formed corporation ("Newco") owned by Lockheed Martin, Lehman, Lanza and LaPenta. The businesses transferred include Lockheed Martin's Wideband Systems Division, Communications Systems Division and Products Group, comprising eleven autonomous operations (collectively the "Lockheed Martin Predecessor Businesses" or the "Businesses"). Also included in the transaction is the acquisition of a semiconductor product line of another business and certain leasehold improvements in New York City.

     Effective April 1, 1996, Lockheed Martin acquired substantially all the assets and liabilities of the defense businesses of Loral Corporation ("Loral"), including the Wideband Systems Division and the Products Group. The acquisition of the Wideband Systems Division and Products Group businesses (the "Acquired Businesses") has been accounted for as a purchase by Lockheed Martin Communications Systems Division ("Division"). The acquisition has been reflected in these financial statements based on the purchase price allocated to those acquired businesses by Lockheed Martin. As such, the accompanying combined financial statements reflect the results of operations of the Division and the Acquired Businesses from the effective date of acquisition including the effects of an allocated portion of cost in excess of net assets acquired resulting from the acquisition. The assets and liabilities recorded in connection with the purchase price allocation were $400,993 and $113,190, respectively.

     Had the acquisition of Wideband Systems Division and the Products Group occurred on January 1, 1996, the unaudited pro forma sales and net income for the three months ended March 31, 1996 would have been $173,353 and $1,529, respectively. The pro forma results, which are based on various assumptions, are not necessarily indicative of what would have occurred had the acquisition been consummated on January 1, 1996.

     The Businesses are suppliers of sophisticated secure communication systems and specialized communication products including secure, high data rate communication systems, commercial fixed wireless communication products, microwave components, avionic displays and recorders and instrument products. The Company's customers included the Department of Defense, selected U.S. government intelligence agencies, major aerospace/defense prime contractors and commercial customers. The Businesses operate primarily in one industry segment, electronic components and systems.

     Substantially all the Businesses' products are sold to agencies of the U.S. Government, primarily the Department of Defense, to foreign government agencies or to prime contractors or subcontractors thereof. All domestic government contracts and subcontracts of the Businesses are subject to audit and various cost controls, and include standard provisions for termination for the convenience of the U.S. Government. Multi-year U.S. Government contracts and related orders are subject to cancellation if funds for contract performance for any subsequent year become unavailable. Foreign government contracts generally include comparable provisions relating to termination for the convenience of the government.

     The decline in the U.S. defense budget since the mid 1980s has resulted in program delays, cancellations and scope reduction for defense contracts in general. These events may or may not have an effect on the Businesses' programs; however, in the event that U.S. Government expenditures for products of the type manufactured by the Businesses are reduced, and not offset by greater commercial sales or other new programs or products, or acquisitions, there may be a reduction in the volume of contracts or subcontracts awarded to the Businesses.

2.   Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

     The accompanying combined financial statements reflect the Businesses' assets, liabilities and operations included in Lockheed Martin's historical financial statements that were transferred to Newco. Intercompany accounts between Lockheed Martin and the Businesses have been included in invested equity. Significant inter-business transactions and balances have been eliminated. The assets and operations of the semiconductor product line and certain other facilities, which are not material to the combined financial statements, have been excluded from the combined financial statements.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Businesses' management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant of these estimates and assumptions relate to contract estimates of sales and costs, allocations from Lockheed Martin, recoverability of recorded amounts of fixed assets and cost in excess of net assets acquired, litigation and environmental obligations. Actual results could differ from these estimates.

Sales and Earnings

     Sales and profits on cost reimbursable contracts are recognized as costs are incurred. Sales and estimated profits under long-term contracts are recognized under the percentage of completion method of accounting using the cost-to-cost method. Amounts representing contract change orders or claims are included in sales only when they can be reliably estimated and realization is probable. Sales under short-term production-type contracts are recorded as units are shipped; profits applicable to such shipments are recorded pro rata, based upon estimated total profit at completion of the contract. Amounts representing contract change orders or claims are included in sales only when they can be reliably estimated and realization is probable. Losses on contracts are recognized when determined. Revisions in profit estimates are reflected in the period in which the facts which require the revision become known.

Contracts In Process

     Costs accumulated under long-term contracts include direct costs, as well as manufacturing overhead, and for government contracts, general and administrative costs, independent research and development costs and bid and proposal costs. Contracts in process contain amounts relating to contracts and programs for which the related operating cycles are longer than one year. In accordance with industry practice, these amounts are included in current assets.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation is provided primarily using an accelerated method over the estimated useful lives (5 to 20 years) of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

Intangibles

     Intangibles, primarily the excess of the cost of purchased businesses over the fair value of the net assets acquired, is being amortized using a straight-line method primarily over a 40-year period. Other intangibles are amortized over their estimated useful lives which range from 11-15 years. Amortization expense was $2,655 and $1,896 (unaudited) for the three months ended March 31, 1997 and 1996, respectively. Accumulated amortization was $29,053 at March 31, 1997.

     Intangibles include costs allocated to the Businesses relating to the Request for Funding Authorization ("RFA"), consisting of over 20 restructuring projects to reduce operating costs, initiated by General Electric ("GE") Aerospace in 1990 and to the REC Advance Agreement ("RAA"), a restructuring plan initiated after Lockheed Martin's acquisition of GE Aerospace. The RAA was initiated to close two regional electronic manufacturing centers. Restructure costs are reimbursable from the U.S. Government if savings can be demonstrated to exceed costs. The total cost of restructuring under the RFA and the RAA represented approximately 15% of the estimated savings to the U. S. Government and, therefore, a deferred asset has been recorded by Lockheed Martin. The deferred asset is being allocated to all the former GE Aerospace sites, including the Communications Systems Division, on a basis that includes manufacturing labor, overhead, and direct material less non-hardware subcontracts. As of March 31, 1997 and 1996, approximately $3,798 and $6,755, (unaudited) respectively of unamortized RFA and RAA costs are included on the Businesses' combined balance sheet in other current assets and other assets.

     The carrying values of intangible assets are reviewed if the facts and circumstances indicate potential impairment of their carrying value. If this review indicates that intangible assets are not recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Division's carrying values related to the intangible assets are reduced by the estimated shortfall of cash flows.

Research and Development and Similar Costs

     Research and development costs sponsored by the Businesses include research and development and bid and proposal effort related to government products and services. These costs are generally allocated among all contracts and programs in progress under U. S. Government contractual arrangements. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as direct contract costs.

Financial Instruments

     At March 31, 1997, the carrying value of the Businesses' financial instruments, such as receivables, accounts payable and accrued liabilities, approximate fair value, based on the short-term maturities of these instruments.

New Accounting Pronouncements

     Effective January 1, 1996, the Businesses adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 establishes the accounting standards for the impairment of long-lived assets, certain intangible assets and cost in excess of net assets acquired to be held and used for long-lived assets and certain intangible assets to be disposed of. The impact of adopting SFAS 121 was not material.

     Effective January 1, 1994, the Businesses adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postretirement Benefits" ("SFAS 112"). SFAS 112 requires that the costs of benefits provided to employees after employment but before retirement be recognized on an accrual basis. The adoption of SFAS 112 did not have a material impact on the combined results of operations of the Businesses.

Unaudited Financial Statements

     The financial statements for the three months ended March 31, 1996 are unaudited but in the opinion of management include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation.

3.   Transactions with Lockheed Martin

     The Businesses rely on Lockheed Martin for certain services, including treasury, cash management, employee benefits, taxes, risk management, internal audit, financial reporting, contract administration and general corporate services. Although certain assets, liabilities and expenses related to these services have been allocated to the Businesses, the combined financial position, results of operations and cash flows presented in the accompanying combined financial statements would not be the same as would have occurred had the Businesses been independent entities. The following describes the related party transactions.

Sales of Products

     The Businesses sell products to Lockheed Martin and its affiliates, net sales of which were $21,171 and $6,425 (unaudited) for the three months ended March 31, 1997 and 1996, respectively. Included in Contracts in Process are receivables from Lockheed Martin and its affiliates of $12,392 at March 31, 1997.

Allocation of Corporate Expenses

     The amount of allocated corporate expenses reflected in these combined financial statements has been estimated based primarily on an allocation methodology prescribed by government regulations pertaining to government contractors. Allocated costs to the Businesses were $5,208 and $759 (unaudited) for the three months ended March 31, 1997 and 1996, respectively.

Pensions

     Certain of the Businesses participate in various Lockheed Martin-sponsored pension plans covering certain employees. Eligibility for participation in these plans varies, and benefits are generally based on members' compensation and years of service. Lockheed Martin's funding policy is generally to contribute in accordance with cost accounting standards that affect government contractors, subject to the Internal Revenue code and regulations. Since the aforementioned pension arrangements are part of certain Lockheed Martin defined benefit plans, no separate actuarial data is available for the portion allocable to the Businesses. Therefore, no liability or asset is reflected in the accompanying combined financial statements. The Businesses have been allocated pension costs based upon participant employee headcount. Pension expense included in the accompanying financial statements was $1,848 and $1,083 (unaudited) for the three months ended March 31, 1997 and 1996, respectively.

Postretirement Health Care and Life Insurance Benefits

     In addition to participating in Lockheed Martin-sponsored pension plans, certain of the Businesses provide varying levels of health care and life insurance benefits for retired employees and dependents. Participants are eligible for these benefits when they retire from active service and meet the pension plan eligibility requirements. These benefits are funded primarily on a pay-as-you-go basis with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.

     Since the aforementioned postretirement benefits are part of certain Lockheed Martin postretirement arrangements, no separate actuarial data is available for the portion allocable to the Businesses. Accordingly, no liability is reflected in the accompanying financial statements. The Businesses have been allocated postretirement benefits cost based on participant employee headcount. Postretirement benefit costs included in the accompanying financial statements was $616 and $529 (unaudited) for the three months ended March 31, 1997 and 1996, respectively.

Employee Savings Plans

     Under various employee savings plans sponsored by Lockheed Martin, the Businesses match the contributions of participating employees up to a designated level. The extent of the match, vesting terms and the form of the matching contribution vary among the plans. Under these plans, the matching contributions, in cash, common stock or both, were $1,241 and $386 (unaudited) for the three months ended March 31, 1997 and 1996, respectively.

Stock Options

     Certain employees of the Businesses participate in Lockheed Martin's stock option plans. All stock options granted have 10 year terms and vest over a two year service period. Exercise prices of options awarded in both years were equal to the market price of the stock on the date of grant. Pro Forma information regarding net earnings (loss) as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.58% and 6.64%; divided yield of 1.70%; volatility factors related to the expected market price of Lockheed Martin's common stock of .186 and .216; and weighted-average expected option life of five years. The weighted average fair values of options granted during 1997 was $17.24.

     For the purpose of pro forma disclosures, the options' estimated fair values are amortized to expense over the options' vesting periods. The Businesses' pro forma net loss for the three months ended March 31, 1997 was $386.

Interest Expense

     Interest expense has been allocated to the Businesses by applying Lockheed Martin's weighted average consolidated interest rate to the portion of the beginning of the period invested equity account deemed to be financed by consolidated debt, which has been determined based on Lockheed Martin's debt to equity ratio on such date. Management of the Businesses believes that this allocation methodology is reasonable.

Interest expense was calculated using the following balances and interest rates:

                                                                                        For the Three Months Ended March 31,
                                                                                  -------------------------------------------------
                                                                                            1997                     1996
                                                                                  -----------------------   -----------------------
                                                                                                                  (unaudited)

     Invested Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $473,609                  $194,663

     Interest Rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                7.1%                      7.4%



Income Taxes

     The Businesses are included in the consolidated Federal income tax return and certain combined and separate state and local income tax returns on Lockheed Martin. However, for purposes of these financial statements, the provision for income taxes has been allocated to the Businesses based upon combined income before income taxes. Income taxes, current and deferred, are considered to have been paid or charged to Lockheed Martin and are recorded through the invested equity account with Lockheed Martin. The principal components of the deferred taxes are contract accounting methods, property, plant and equipment, goodwill amortization and timing of accruals and reserves.

Statements of Cash Flows

     The Businesses participate in Lockheed Martin's cash management system, under which all cash is received and payments are made by Lockheed Martin. All transactions between the Businesses and Lockheed Martin have been accounted for as settled in cash at the time such transactions were recorded by the Businesses.

4.   Contracts in Process

     Billings and accumulated costs and profits on contracts, principally with the U.S. Government, comprise the following:


                                                                                                             March 31, 1997
                                                                                                     ------------------------------

     Billed contract receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $ 35,664
     Other billed receivables, principally commercial and affiliates . . . . . . . . . . . . . . .                42,693
     Unbilled contract receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                93,494
     Inventoried costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                70,904
                                                                                                                --------
                                                                                                                 242,755
     Less, unliquidated progress payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $ 27,207
                                                                                                                --------
                                                                                                                 215,548
                                                                                                                ========

     The U.S. Government has title to, or a security interest in, inventories to which progress payments are applied. Unbilled contract receivables represent accumulated costs and profits earned but not yet billed to customers at year-end. The Businesses believe that substantially all such amounts will be billed and collected within one year.

     The following data has been used in the determination of cost of sales:



                                                                                             For the Three Months Ended
                                                                                  ------------------------------------------------
                                                                                            1997                     1996
                                                                                   ----------------------   -----------------------
                                                                                                                  (unaudited)
     General and administrative costs included in inventoried costs  . . . . .            $14,536                   $  857
     General and administrative costs charged to inventory . . . . . . . . . .              8,680                    1,529
     Independent research and development and bid and proposal costs charged
       to inventory  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             12,024                      932

5.   Property, Plant and Equipment


                                                        March 31, 1997
                                                     -------------------

     Land  . . . . . . . . . . . . . . . . . . . . .       $  9,200
     Building and Improvements . . . . . . . . . . .         27,000
     Machinery, equipment, furniture and fixtures  .         75,711
     Leasehold improvements  . . . . . . . . . . . .          8,512
                                                           --------
                                                           $120,423
                                                           ========


     Depreciation and amortization expense was $4,529 and $1,166 (unaudited) for the three months ended March 31, 1997 and 1996, respectively. Included within property, plant and equipment is approximately $15,000 of assets held for sale which approximates fair value.

6. Income Taxes

     The (benefit) provision for income taxes was calculated by applying statutory tax rates to the reported loss before income taxes after considering items that do not enter into the determination of taxable income and tax credits reflected in the consolidated provision of Lockheed Martin, which are related to the Businesses. For the three months ended March 31, 1997 and 1996, it is estimated that the (benefit) provision for deferred taxes represent $1,315 and $7 (unaudited), respectively. Substantially all the income of the Businesses are from domestic operations.

     The effective income tax rate differs from the statutory Federal income tax rate for the following reasons:


                                                                                       March 31, 1997           March 31, 1996
                                                                                   ----------------------   -----------------------
                                                                                                                  (unaudited)

     Statutory Federal income tax rate . . . . . . . . . . . . . . . . . . . .             (35.0)%                   (34.0)%
     Amortization of cost in excess of net assets acquired . . . . . . . . . .              (8.1)                     65.3
     Research and development and other tax credits  . . . . . . . . . . . . .             (11.3)
     State and local income taxes, net of Federal income tax benefit and
       state and local income tax credits  . . . . . . . . . . . . . . . . . .               4.8                       6.3
     Foreign sales corporation tax benefits  . . . . . . . . . . . . . . . . .              (8.4)
     Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               9.1                       3.6
                                                                                           -----                     -----
     Effective income tax rate . . . . . . . . . . . . . . . . . . . . . . . .             (48.9)%                    41.2%
                                                                                           =====                     =====


7. Sales to Principal Customers

     The Businesses operate primarily in one industry segment, electronic components and systems. Sales to principal customers are as follows:



                                                                                       March 31, 1997           March 31, 1996
                                                                                   ----------------------   -----------------------
                                                                                                                  (unaudited)

     U.S. Government Agencies  . . . . . . . . . . . . . . . . . . . . . . . .           $128,505                  $ 41,153
     Foreign (principally foreign governments) . . . . . . . . . . . . . . . .             13,612
     Other (principally U.S. Commercial) . . . . . . . . . . . . . . . . . . .             16,756
                                                                                         --------                   -------
                                                                                         $158,873                  $ 41,153
                                                                                         ========                   =======

8. Commitments and Contingencies

     The Businesses lease certain facilities and equipment under agreements expiring at various dates through 2011. At March 31, 1997, future minimum payments for noncancellable operating leases with initial or remaining terms in excess of one year are $10,600 (nine months) for 1997 and 1998, $10,400 for each of the years 1999 and 2000, $10,200 and 2001, and $6,800 in total thereafter.

     Leases covering major items of real estate and equipment contain renewal and or purchase options which may be exercised by the Businesses. Rent expense, net of sublease income from other Lockheed Martin entities, was $2,553 and $1,150 (unaudited) for the three months ended March 31, 1997 and 1996, respectively.

     Management is continually assessing the Businesses' obligations with respect to applicable environmental protection laws. While it is difficult to determine the timing and ultimate cost to be incurred by the Businesses in order to comply with these laws, based upon available internal and external assessments, with respect to those environmental loss contingencies of which management of the Businesses is aware, the Businesses believe that even without considering potential insurance recoveries, if any, there are no environmental loss contingencies that, individually or in the aggregate, would be material to the Businesses' results of operations. The Businesses accrue for these contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

     The Businesses are engaged in providing products and services under contracts with the U.S. Government and to a lesser degree, under foreign government contracts, some of which are funded by the U.S. Government. All such contracts are subject to extensive legal and regulatory requirements, and, from time to time, agencies of the U.S. Government investigate whether such contracts were and are being conducted in accordance with these requirements. Under government procurement regulations, an indictment of the Businesses by a federal grand jury could result in the Businesses being suspended for a period of time from eligibility for awards of new government contracts. A conviction could result in debarment from contracting with the federal government for a specified term.

     The Businesses are periodically subject to litigation, claims or assessments and various contingent liabilities (including environmental matters) incidental to their business. With respect to those investigative actions, items of litigation, claims or assessments of which they are aware, management of the Businesses is of the opinion that the probability is remote that, after taking into account certain provisions that have been made with respect to these matters, the ultimate resolution of any such investigative actions, items of litigation, claims or assessments will have a material adverse effect on the combined financial position or results of operations of the Businesses.

                     LOCKHEED MARTIN PREDECESSOR BUSINESS

                         COMBINED FINANCIAL STATEMENTS


                   As of December 31, 1996, 1995 and for the
               three years in the period ended December 31, 1996

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
  Lockheed Martin Corporation:

     We have audited the accompanying combined balance sheet of the Lockheed Martin Predecessor Businesses, as defined in Note 1 to the financial statements, (the "Businesses") as of December 31, 1996 and the related combined statements of operations and changes in invested equity and cash flows for the year then ended. These financial statements are the responsibility of the Businesses' management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of the Lockheed Martin Communications Systems Division, which statements reflect total assets and sales constituting 35 percent and 30 percent of the related combined totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Communications Systems Division, is based solely on the report of the other auditors.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Lockheed Martin Predecessor Businesses as of December 31, 1996 and their combined results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                                  /s/ Coopers & Lybrand L.L.P.
 1301 Avenue of the Americas
 New York, New York 10019
 March 20, 1997

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
 Lockheed Martin Corporation:

     We have audited the combined balance sheets of Lockheed Martin Communications Systems Division, as defined in Note 1 to the financial statements, as of December 31, 1996 and 1995, and the related combined statements of operations and changes in invested equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Division's and Lockheed Martin Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Lockheed Martin Communications Systems Division at December 31, 1996 (not presented separately herein) and 1995, and the combined results of its operations and its cash flows for the year ended December 31, 1996 (not presented separately herein), and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                         /s/ Ernst & Young LLP
 Washington, D.C.
 March 7, 1997

                    LOCKHEED MARTIN PREDECESSOR BUSINESSES

                            COMBINED BALANCE SHEETS
                                (In thousands)

                                                                                                     Years Ended
                                                                                                    December 31,
                                                                                 -----------------------------------------------
                                                                                            1996                     1995
                                                                                 ----------------------   ----------------------

                                        ASSETS
     Current assets:
       Contracts in process  . . . . . . . . . . . . . . . . . . . . . . . . .            $198,073                 $ 42,457
       Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . .               3,661                    3,100
                                                                                          --------                 --------
          Total current assets . . . . . . . . . . . . . . . . . . . . . . . .             201,734                   45,557
                                                                                          --------                 --------
     Property, plant and equipment . . . . . . . . . . . . . . . . . . . . . .             116,566                   31,657
       Less, accumulated depreciation and amortization . . . . . . . . . . . .              24,983                   15,018
                                                                                          --------                 --------
                                                                                            91,583                   16,639
                                                                                          --------                --------
     Intangibles, primarily cost in excess of net assets acquired, net
       of amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . .             282,674                  157,560
     Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              17,307                    8,753
                                                                                          --------                 --------
                                                                                          $593,298                 $228,509
                                                                                          ========                 ========
                           LIABILITIES AND INVESTED EQUITY

     Current liabilities:
       Accounts payable, trade . . . . . . . . . . . . . . . . . . . . . . . .            $ 34,163                 $  9,583
       Accrued employment costs  . . . . . . . . . . . . . . . . . . . . . . .              27,313                    6,534
       Customer advances and amounts in excess of costs incurred . . . . . . .              14,299                    1,363
       Other current liabilities . . . . . . . . . . . . . . . . . . . . . . .              27,113                    6,983
                                                                                          --------                 --------
          Total current liabilities  . . . . . . . . . . . . . . . . . . . . .             102,888                   24,463
                                                                                          --------                 --------

     Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .              16,801                    9,383
     Commitments and contingencies (Note 8)
     Invested equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             473,609                  194,663
                                                                                          --------                 --------
                                                                                          $593,298                 $228,509
                                                                                          ========                 ========


                  See notes to combined financial statements.

                    LOCKHEED MARTIN PREDECESSOR BUSINESSES

       COMBINED STATEMENTS OF OPERATIONS AND CHANGES IN INVESTED EQUITY
                                (In thousands)


                                                                                        Years Ended December 31,
                                                                      ------------------------------------------------------------
                                                                             1996                 1995                 1994
                                                                     -------------------  -------------------   -------------------

     Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $543,081             $166,781             $218,845
     Cost of sales . . . . . . . . . . . . . . . . . . . . . . . .          499,390              162,132              210,466
                                                                           --------             --------             --------
     Operating income  . . . . . . . . . . . . . . . . . . . . . .           43,691                4,649                8,379
     Allocated interest expense  . . . . . . . . . . . . . . . . .           24,197                4,475                5,450
                                                                           --------             --------             --------
     Earnings before income taxes  . . . . . . . . . . . . . . . .           19,494                  174                2,929
     Income tax expense  . . . . . . . . . . . . . . . . . . . . .            7,798                1,186                2,293
                                                                           --------             --------             --------
     Net earnings (loss) . . . . . . . . . . . . . . . . . . . . .           11,696               (1,012)                 636
     Invested equity--beginning of year  . . . . . . . . . . . . .          194,663              199,506              216,943
     Advances from (repayments to) Lockheed Martin . . . . . . . .          267,250               (3,831)             (18,073)
                                                                           --------             --------             --------
     Invested equity -- end of year  . . . . . . . . . . . . . . .         $473,609             $194,663             $199,506
                                                                           ========             ========             ========


                  See notes to combined financial statements.

                    LOCKHEED MARTIN PREDECESSOR BUSINESSES

                       COMBINED STATEMENTS OF CASH FLOWS
                                (In thousands)


                                                                                        Years Ended December 31,
                                                                      ------------------------------------------------------------
                                                                             1996                 1995                 1994
                                                                     -------------------  -------------------   ------------------

     Operating activities:
     Net earnings (loss) . . . . . . . . . . . . . . . . . . . . .         $ 11,696             $(1,012)              $   636
     Depreciation and amortization . . . . . . . . . . . . . . . .           25,039              11,578                11,467
     Loss (gain) on disposition of property, plant and equipment .              265                  26                (1,078)
     Changes in operating assets and liabilities
       Contracts in process  . . . . . . . . . . . . . . . . . . .           26,103              (3,267)               14,002
       Other current assets  . . . . . . . . . . . . . . . . . . .              489                 788                 1,502
       Other assets  . . . . . . . . . . . . . . . . . . . . . . .           (5,246)              1,245                 2,044
       Accounts payable  . . . . . . . . . . . . . . . . . . . . .            3,198                (648)               (3,099)
       Accrued employment costs  . . . . . . . . . . . . . . . . .            2,282                (611)                 (528)
       Customer advances and amounts in excess of costs incurred .          (11,586)             (2,041)                  917
       Other current liabilities . . . . . . . . . . . . . . . . .            4,086               4,004                (3,304)
       Other liabilities . . . . . . . . . . . . . . . . . . . . .          (25,327)               (699)                 (751)
                                                                           --------             -------               -------
     Net cash from operating activities  . . . . . . . . . . . . .           30,999               9,363                21,808
                                                                           --------             -------               -------

     Investing activities:
     Acquisition of business . . . . . . . . . . . . . . . . . . .         (287,803)                 --                    --
     Capital expenditures  . . . . . . . . . . . . . . . . . . . .          (13,528)             (5,532)               (3,735)
     Disposition of property, plant and equipment  . . . . . . . .            3,082                  --                    --
                                                                           --------             -------               -------
     Net cash used in investing activities . . . . . . . . . . . .         (298,249)             (5,532)               (3,735)
                                                                           --------             -------               -------

     Financing activities:
     Advances from (repayments to) Lockheed Martin . . . . . . . .          267,250              (3,831)              (18,073)
                                                                           --------             -------               -------

     Net change in cash  . . . . . . . . . . . . . . . . . . . . .               --                  --                    --
                                                                           ========            ========               =======


                  See notes to combined financial statements.

                    LOCKHEED MARTIN PREDECESSOR BUSINESSES
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               December 31, 1996
                            (Dollars in thousands)

1.   Background and Description of Businesses

     On January 31, 1997, Lockheed Martin Corporation ("Lockheed Martin"), Lehman Brothers Holdings Inc. ("Lehman"), Frank C. Lanza ("Lanza") and Robert
V. LaPenta ("LaPenta") entered into a Memorandum of Understanding regarding the transfer of certain businesses of Lockheed Martin to a newly formed corporation ("Newco") to be owned by Lockheed Martin, Lehman, Lanza and LaPenta. The businesses proposed to be transferred include Lockheed Martin's Wideband Systems Division, Communications Systems Division and Products Group, comprising eleven autonomous operations (collectively the "Lockheed Martin Predecessor Businesses" or the "Businesses"). Also included in the transaction is the acquisition of a semiconductor product line of another business and certain leasehold improvements in New York City.

     Effective April 1, 1996, Lockheed Martin acquired substantially all the assets and liabilities of the defense businesses of Loral Corporation (Loral), including the Wideband Systems Division and the Products Group. The acquisition of the Wideband Systems Division and Products Group businesses (the "Acquired Businesses") has been accounted for as a purchase by Lockheed Martin Communications Systems Division ("Division"). The acquisition has been reflected in these financial statements based on the purchase price allocated to those acquired businesses by Lockheed Martin. As such, the accompanying combined financial statements reflect the results of operations of the Division and the Acquired Businesses from the effective date of acquisition including the effects of an allocated portion of cost in excess of net assets acquired resulting from the acquisition. The assets and liabilities recorded in connection with the purchase price allocation were $400,993 and $113,190, respectively.

     Had the acquisition of Wideband Systems Division and the Products Group occurred on January 1, 1995, the unaudited pro forma sales and net income for the years ending December 31, 1996 and 1995 would have been $675,281 and $12,638, and $691,136 and $4,790, respectively. The pro forma results, which are based on various assumptions, are not necessarily indicative of what would have occurred had the acquisition been consummated on January 1, 1995.

     The Businesses are suppliers of sophisticated secure communication systems and specialized communication products including secure, high data rate communication systems, commercial fixed wireless communication products, microwave components, avionic displays and recorders and instrument products. The Company's customers included the Department of Defense, selected U.S. government intelligence agencies, major aerospace/defense prime contractors and commercial customers. The Businesses operate primarily in one industry segment, electronic components and systems.

     Substantially all the Businesses' products are sold to agencies of the U.S. Government, primarily the Department of Defense, to foreign government agencies or to prime contractors or subcontractors thereof. All domestic government contracts and subcontracts of the Businesses are subject to audit and various cost controls, and include standard provisions for termination for the convenience of the U.S. Government. Multi-year U.S. Government contracts and related orders are subject to cancellation if funds for contract performance for any subsequent year become unavailable. Foreign government contracts generally include comparable provisions relating to termination for the convenience of the government.

     The decline in the U.S. defense budget since the mid 1980s has resulted in program delays, cancellations and scope reduction for defense contracts in general. These events may or may not have an effect on the Businesses' programs; however, in the event that U.S. Government expenditures for products of the type manufactured by the Businesses are reduced, and not offset by greater commercial sales or other new programs or products, or acquisitions, there may be a reduction in the volume of contracts or subcontracts awarded to the Businesses.

2.   Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

     The accompanying combined financial statements reflect the Businesses' assets, liabilities and operations included in Lockheed Martin's historical financial statements that will be transferred to Newco. Intercompany accounts between Lockheed Martin and the Businesses have been included in invested equity. Significant inter-business transactions and balances have been eliminated. The assets and operations of the semiconductor product line and certain other facilities, which are not material to the combined financial statements, have been excluded from the combined financial statements.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Businesses' management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant of these estimates and assumptions relate to contract estimates of sales and costs, allocations from Lockheed Martin, recoverability of recorded amounts of fixed assets and cost in excess of net assets acquired, litigation and environmental obligations. Actual results could differ from these estimates.

Sales and Earnings

     Sales and profits on cost reimbursable contracts are recognized as costs are incurred. Sales and estimated profits under long-term contracts are recognized under the percentage of completion method of accounting using the cost-to-cost method. Amounts representing contract change orders or claims are included in sales only when they can be reliably estimated and realization is probable. Sales under short-term production-type contracts are recorded as units are shipped; profits applicable to such shipments are recorded pro rata, based upon estimated total profit at completion of the contract. Amounts representing contract change orders or claims are included in sales only when they can be reliably estimated and realization is probable. Losses on contracts are recognized when determined. Revisions in profit estimates are reflected in the period in which the facts which require the revision become known.

Contracts In Process

     Costs accumulated under long-term contracts include direct costs, as well as manufacturing overhead, and for government contracts, general and administrative costs, independent research and development costs and bid and proposal costs. Contracts in process contain amounts relating to contracts and programs for which the related operating cycles are longer that one year. In accordance with industry practice, these amounts are included in current assets.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation is provided primarily using an accelerated method over the estimated useful lives (5 to 20 years) of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

Intangibles

     Intangibles, primarily the excess of the cost of purchased businesses over the fair value of the net assets acquired, is being amortized using a straight-line method primarily over a 40-year period. Other intangibles are amortized over their estimated useful lives which range from 11-15 years. Amortization expense was $10,115, $6,086 and $6,086 for 1996, 1995 and 1994,
respectively. Accumulated amortization was $26,524 and $16,738 at December 31, 1996 and 1995, respectively.

     Intangibles include costs allocated to the Businesses relating to the Request for Funding Authorization ("RFA"), consisting of over 20 restructuring projects to reduce operating costs, initiated by General Electric ("GE") Aerospace in 1990 and to the REC Advance Agreement ("RAA"), a restructuring plan initiated after Lockheed Martin's acquisition of GE Aerospace. The RAA was initiated to close two regional electronic manufacturing centers. Restructure costs are reimbursable from the U.S. Government if savings can be demonstrated to exceed costs. The total cost of restructuring under the RFA and the RAA represented approximately 15% of the estimated savings to the U.S. Government and, therefore, a deferred asset has been recorded by Lockheed Martin. The deferred asset is being allocated to all the former GE Aerospace sites, including the Communications Systems Division, on a basis that includes manufacturing labor, overhead, and direct material less non-hardware subcontracts. As of December 31, 1996 and 1995, approximately $4,400 and $7,500, respectively of unamortized RFA and RAA costs are incurred on the Businesses' combined balance sheet in other current assets and other assets.

     The carrying values of intangible assets are reviewed if the facts and circumstances indicate potential impairment of their carrying value. If this review indicates that intangible assets are not recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Division's carrying values related to the intangible assets are reduced by the estimated shortfall of cash flows.


Research and Development and Similar Costs

     Research and development costs sponsored by the Businesses include research and development and bid and proposal effort related to government products and services. These costs generally are allocated among all contracts and programs in progress under U.S. Government contractual arrangements. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as direct contract costs.

Financial Instruments

     At December 31, 1996, the carrying value of the Businesses' financial instruments, such as receivables, accounts payable and accrued liabilities, approximate fair value, based on the short-term maturities of these instruments.

New Accounting Pronouncements

     Effective January 1, 1996, the Businesses adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 establishes the accounting standards for the impairment of long-lived assets, certain intangible assets and cost in excess of net assets acquired to be held and used for long-lived assets and certain intangible assets to be disposed of. The impact of adopting SFAS 121 was not material.

     Effective January 1, 1994, the Businesses adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postretirement Benefits" ("SFAS 112"). SFAS 112 requires that the costs of benefits provided to employees after employment but before retirement be recognized on an accrual basis. The adoption of SFAS 112 did not have a material impact on the combined results of operations of the Businesses.

3.   Transactions with Lockheed Martin

     The Businesses rely on Lockheed Martin for certain services, including treasury, cash management, employee benefits, taxes, risk management, internal audit, financial reporting, contract administration and general corporate services. Although certain assets, liabilities and expenses related to these services have been allocated to the Businesses, the combined financial position, results of operations and cash flows presented in the accompanying combined financial statements would not be the same as would have occurred had the Businesses been independent entities. The following describes the related party transactions.

Sales of Products

     The Businesses sell products to Lockheed Martin and its affiliates, net sales for which were $70,658, $25,874, and $9,983 in 1996, 1995 and 1994, respectively. Included in Contracts in Process are receivables from Lockheed Martin and its affiliates of $10,924 and $30 at December 31, 1996 and 1995, respectively.

Allocation of Corporate Expenses

     The amount of allocated corporate expenses reflected in these combined financial statements has been estimated based primarily on an allocation methodology prescribed by government regulations pertaining to government contractors. Allocated costs to the Businesses were $10,057, $2,964 and $4,141 in 1996, 1995 and 1994, respectively.

Pensions

     Certain of the Businesses participate in various Lockheed Martin-sponsored pension plans covering certain employees. Eligibility for participation in these plans varies, and benefits are generally based on members' compensation and years of service. Lockheed Martin's funding policy is generally to contribute in accordance with cost accounting standards that affect government contractors, subject to the Internal Revenue code and regulations. Since the aforementioned pension arrangements are part of certain Lockheed Martin defined benefit plans, no separate actuarial data is available for the portion allocable to the Businesses. Therefore, no liability or asset is reflected in the accompanying combined financial statements. The Businesses have been allocated pension costs based upon participant employee headcount. Net pension expense included in the accompanying financial statements was $7,027, $4,134 and $3,675 in 1996, 1995 and 1994, respectively.

Postretirement Health Care and Life Insurance Benefits

     In addition to participating in Lockheed Martin-sponsored pension plans, certain of the Businesses provide varying levels of health care and life insurance benefits for retired employees and dependents. Participants are eligible for these benefits when they retire from active service and meet the pension plan eligibility requirements. These benefits are funded primarily on a pay-as-you-go basis with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions. Since the aforementioned postretirement benefits are part of certain Lockheed Martin postretirement arrangements, no separate actuarial data is available for the portion allocable to the Businesses. Accordingly, no liability is reflected in the accompanying financial statements. The Businesses have been allocated postretirement benefits cost based on participant employee headcount. Postretirement benefit costs included in the accompanying financial statements were $2,787, $2,124 and $1,694 in 1996, 1995 and 1994, respectively.

Employee Savings Plan

     Under various employee savings plans sponsored by Lockheed Martin, the Businesses match the contributions of participating employees up to a designated level. The extent of the match, vesting terms and the form of the matching contribution vary among the plans. Under these plans, the matching contributions, in cash, common stock or both, for 1996, 1995 and 1994 were $3,940, $1,478 and $1,842, respectively.

Stock Options

     During 1996 and 1995, certain employees of the Businesses participated in Lockheed Martin's stock option plans. All stock options granted in 1996 and 1995 have 10 year terms and vest over a two year service period. Exercise prices of options awarded in both years were equal to the market price of the stock on the date of grant. Pro forma information regarding net earnings
(loss) as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.58% and 6.64%; dividend yield of 1.70%; volatility factors related to the expected market price of the Lockheed Martin's common stock of .186 and .216; and weighted-average expected option life of five years. The weighted average fair values of options granted during 1996 and 1995 were $17.24 and $16.09, respectively.

     For the purposes of pro forma disclosures, the options' estimated fair values are amortized to expense over the options' vesting periods. The Businesses' pro forma net earnings (loss) for 1996 and 1995 were $11,531 and $(1,040), respectively.

Interest Expense

     Interest expense has been allocated to the Businesses by applying Lockheed Martin's weighted average consolidated interest rate to the portion of the beginning of the period invested equity account deemed to be financed by consolidated debt, which has been determined based on Lockheed Martin's debt to equity ratio on such date, except that the acquisition of the defense business of Loral Corporation ("Loral") has been assumed to be fully financed by debt.

     Interest expense was calculated using the following balances and interest rates:

                                                                                        Years Ended December 31,
                                                                      ------------------------------------------------------------
                                                                             1996                 1995                 1994
                                                                     -------------------  -------------------   ------------------

     Invested Equity:
       Communications Systems Division . . . . . . . . . . . . . .         $194,663             $199,506             $216,943
       Wideband Systems Division and Products Group  . . . . . . .         $287,803                   --                   --
     Interest Rate . . . . . . . . . . . . . . . . . . . . . . . .             7.20%                7.40%                7.23%


Income Taxes

     The Businesses are included in the consolidated Federal income tax return and certain combined and separate state and local income tax returns of Lockheed Martin. However, for purposes of these financial statements, the provision for income taxes has been allocated to the Businesses based upon reported combined income before income taxes. Income taxes, current and deferred, are considered to have been paid or charged to Lockheed Martin and are recorded through the invested equity account with Lockheed Martin. The principal components of the deferred taxes are contract accounting methods, property, plant and equipment, goodwill amortization and timing of actuals.

Statements of Cash Flows

     The Businesses participate in Lockheed Martin's cash management system, under which all cash is received and payments are made by Lockheed Martin. All transactions between the Businesses and Lockheed Martin have been accounted for as settled in cash at the time such transactions were recorded by the Businesses.


4.   Contracts in Process

     Billings and accumulated costs and profits on contracts, principally with the U.S. Government, comprise the following:

                                                                                                     Years Ended
                                                                                                    December 31,
                                                                                  ------------------------------------------------
                                                                                            1996                     1995
                                                                                  -----------------------   ----------------------

     Billed contract receivables . . . . . . . . . . . . . . . . . . . . . . .            $ 40,299                  $10,237
     Other billed receivables, principally commercial  . . . . . . . . . . . .              41,154                       --
     Unbilled contract receivables . . . . . . . . . . . . . . . . . . . . . .              91,053                   23,643
     Inventoried costs . . . . . . . . . . . . . . . . . . . . . . . . . . . .              61,380                   10,830
                                                                                          --------                  -------
                                                                                           233,886                   44,710
     Less, unliquidated progress payments  . . . . . . . . . . . . . . . . . .             (35,813)                  (2,253)
                                                                                          --------                  -------
                                                                                          $198,073                  $42,457
                                                                                          ========                  =======

     The U.S. Government has title to, or a security interest in, inventories to which progress payments are applied. Unbilled contract receivables represent accumulated costs and profits earned but not yet billed to customers at year-end. The Businesses believe that substantially all such amounts will be billed and collected within one year.

     The following data has been used in the determination of cost of sales:

                                                                                        Years Ended December 31,
                                                                      ------------------------------------------------------------
                                                                             1996                 1995                 1994
                                                                     -------------------  -------------------   ------------------

     General and administrative costs included in inventoried
       costs . . . . . . . . . . . . . . . . . . . . . . . . . . .         $14,700               $1,156               $   493
     General and administrative costs charged to inventory . . . .         $25,400               $3,967               $ 3,640
     Independent research and development and bid and proposal
       costs incurred  . . . . . . . . . . . . . . . . . . . . . .         $36,500               $9,800               $10,640



5.   Property, Plant and Equipment

                                                                                                    December 31,
                                                                                  ------------------------------------------------
                                                                                            1996                     1995
                                                                                   ----------------------   ----------------------

     Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            $  9,200                       --
     Buildings and Improvements  . . . . . . . . . . . . . . . . . . . . . . .              27,000                       --
     Machinery, equipment, furniture and fixtures  . . . . . . . . . . . . . .              73,137                  $29,216
     Leasehold improvements  . . . . . . . . . . . . . . . . . . . . . . . . .               7,229                    2,441
                                                                                          --------                  -------
                                                                                          $116,566                  $31,657
                                                                                          ========                  =======


     Depreciation and amortization expense in 1996, 1995 and 1994 was $14,924, $5,492 and $5,381, respectively.

6.   Income Taxes

     The provision for income taxes was calculated by applying statutory tax rates to the reported pretax income after considering items that do not enter into the determination of taxable income and tax credits reflected in the consolidated provision of Lockheed Martin, which are related to the Businesses. For the years ended December 31, 1996, 1995 and 1994, it is estimated that the provision for deferred taxes represent ($2,143), $3,994 and $1,252, respectively. Substantially all the income of the Businesses are from domestic operations.

     The effective income tax rate differs from the statutory Federal income tax rate for the following reasons:

                                                                                        Years Ended December 31,
                                                                      ------------------------------------------------------------
                                                                             1996                 1995                 1994
                                                                     -------------------   -------------------  ------------------

     Statutory Federal income tax rate . . . . . . . . . . . . . .            35%                   34%                  34%
     Amortization of cost in excess of net assets acquired . . . .             2                   529                   31
     Research and development and other tax credits  . . . . . . .            (2)                   --                   --
     State and local income taxes, net of Federal income tax
       benefit and state and local income tax credits  . . . . . .             6                   101                   12
     Foreign sales corporation tax benefit . . . . . . . . . . . .            (1)                   --                   --
     Other, net                                                               --                    17                    1
                                                                             ---                  ----                  ---
     Effective income tax rate . . . . . . . . . . . . . . . . . .            40%                  681%                  78%
                                                                             ===                  ====                  ===



7.   Sales to Principal Customers

     The Businesses operate primarily in one industry segment, communication systems and products. Sales to principal customers are as follows:



                                                                               Years Ended December 31,
                                                          -----------------------------------------------------------------
                                                                  1996                  1995                   1994
                                                          -------------------   ---------------------  ---------------------

     U.S. Government Agencies  . . . . . . . . . . . . .        $425,033              $161,617               $216,084
     Foreign (principally foreign governments) . . . . .          33,475                 4,945                  1,623
     Other (principally commercial)  . . . . . . . . . .          84,573                   219                  1,138
                                                                --------              --------               --------
                                                                $543,081              $166,781               $218,845
                                                                ========              ========               ========



8.   Commitments and Contingencies

     The Businesses lease certain facilities and equipment under agreements expiring at various dates through 2011. At December 31, 1996, future minimum payments for noncancellable operating leases with initial or remaining terms in excess of one year are $11,400 for each of the years 1997 through 2001, and $12,300 in total thereafter.

     Leases covering major items of real estate and equipment contain renewal and/or purchase options which may be exercised by the Businesses. Rent expense, net of sublease income from other Lockheed Martin entities, was $8,495, $4,772 and $5,597 in 1996, 1995 and 1994, respectively.

     Management is continually assessing the Businesses' obligations with respect to applicable environmental protection laws. While it is difficult to determine the timing and ultimate cost to be incurred by the Businesses in order to comply with these laws, based upon available internal and external assessments, with respect to those environmental loss contingencies of which management of the Businesses is aware, the Businesses believe that even without considering potential insurance recoveries, if any, there are no environmental loss contingencies that, individually or in the aggregate, would be material to the Businesses' results of operations. The Businesses accrue for these contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

     The Businesses are engaged in providing products and services under contracts with the U.S. Government and to a lesser degree under foreign government contracts, some of which are funded by the U.S. Government. All such contracts are subject to extensive legal and regulatory requirements, and, from time to time, agencies of the U.S. Government investigate whether such contracts were and are being conducted in accordance with these requirements. Under government procurement regulations, an indictment of the Businesses by a federal grand jury could result in the Businesses being suspended for a period of time from eligibility for awards of new government contracts. A conviction could result in debarment from contracting with the federal government for a specified term.

     The Businesses are periodically subject to litigation, claims or assessments and various contingent liabilities (including environmental matters) incidental to its business. With respect to those investigative actions, items of litigation, claims or assessments of which they are aware, management of the Businesses is of the opinion that the probability is remote that, after taking into account certain provisions that have been made with respect to these matters, the ultimate resolution of any such investigative actions, items of litigation, claims or assessments will have a material adverse effect on the financial position or results of operations of the Businesses.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors of
 Lockheed Martin Corporation:

     We have audited the accompanying combined statements of operations and cash flows for the Loral Acquired Businesses as defined in Note 1, (the "Businesses") for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Businesses' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of the operations and cash flows of the Businesses for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.


                                            /s/ Coopers & Lybrand L.L.P.
 1301 Avenue of the Americas
 New York, New York 10019
 March 20, 1997

                           LORAL ACQUIRED BUSINESSES

                       COMBINED STATEMENTS OF OPERATIONS

                                (In thousands)

                                                                                                   Years Ended December 31,
                                                                                           ----------------------------------------
                                                                            Three
                                                                         Months Ended
                                                                        March 31, 1996            1995                 1994
                                                                     -------------------   -------------------  -------------------

     Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $132,200             $448,165             $283,129
     Cost and expenses . . . . . . . . . . . . . . . . . . . . . .          124,426              424,899              273,181
                                                                           --------             --------             --------

     Operating income  . . . . . . . . . . . . . . . . . . . . . .            7,774               23,266                9,948
     Allocated interest expense  . . . . . . . . . . . . . . . . .            4,365               20,799                8,375
                                                                           --------             --------             --------

     Income before income taxes  . . . . . . . . . . . . . . . . .            3,409                2,467                1,573
     Income taxes  . . . . . . . . . . . . . . . . . . . . . . . .            1,292                  854                  560
                                                                           --------             --------             --------

     Net income  . . . . . . . . . . . . . . . . . . . . . . . . .         $  2,117             $  1,613             $  1,013
                                                                           ========             ========             ========



                  See notes to combined financial statements.

                           LORAL ACQUIRED BUSINESSES

                       COMBINED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                                   Years Ended December 31,
                                                                                           ---------------------------------------
                                                                            Three
                                                                         Months Ended
                                                                        March 31, 1996            1995                 1994
                                                                     -------------------   ------------------   -------------------

     Operating Activities:
     Net Income  . . . . . . . . . . . . . . . . . . . . . . . . .         $  2,117             $   1,613             $ 1,013
     Depreciation and amortization . . . . . . . . . . . . . . . .            5,011                20,625              15,952
     Changes in operating assets and liabilities
       Contracts in process  . . . . . . . . . . . . . . . . . . .          (11,382)                7,327               4,499
       Other current assets  . . . . . . . . . . . . . . . . . . .           (3,436)                  890                (156)
       Other assets  . . . . . . . . . . . . . . . . . . . . . . .            2,437                 6,736              (3,633)
       Accounts payable and accrued liabilities  . . . . . . . . .            4,525                (4,533)             (3,944)
       Other current liabilities . . . . . . . . . . . . . . . . .            3,348                 4,428              (3,150)
       Other liabilities . . . . . . . . . . . . . . . . . . . . .             (452)                  117                (415)
                                                                           --------              --------              ------
     Net cash from operating activities  . . . . . . . . . . . . .            2,168                37,203              10,166
                                                                           --------              --------              ------

     Investing activities:
     Acquisition of business . . . . . . . . . . . . . . . . . . .               --              (214,927)                 --
     Capital expenditures  . . . . . . . . . . . . . . . . . . . .           (3,962)              (12,683)             (7,390)
     Disposition of property, plant and equipment  . . . . . . . .              187                 4,342                 144
                                                                           --------             ---------              ------
                                                                             (3,775)             (223,268)             (7,246)
                                                                           --------             ---------              ------

     Financing activities:
     Advances from (repayments to) Loral . . . . . . . . . . . . .            1,607               186,065              (2,920)
                                                                           ---------            ---------             -------
     Net change in cash  . . . . . . . . . . . . . . . . . . . . .               --                   --                  --
                                                                           =========            =========             =======


                  See notes to combined financial statements.

                           LORAL ACQUIRED BUSINESSES

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                            (Dollars in thousands)

1.   Background and Description of Business

     On January 31, 1997, Lockheed Martin Corporation ("Lockheed Martin"), Lehman Brothers Holdings Inc. ("Lehman"), Frank C. Lanza ("Lanza") and Robert
V. LaPenta ("LaPenta") entered into a Memorandum of Understanding ("MOU") regarding the transfer of certain businesses of Lockheed Martin to a newly formed corporation ("Newco") to be owned by Lockheed Martin, Lehman, Lanza and LaPenta. The businesses proposed to be transferred (the "Loral Acquired Businesses" or "Businesses") include Lockheed Martin's Wideband Systems Division and the Products Group, comprised of ten autonomous operations, all of which were acquired by Lockheed Martin effective April 1, 1996 as part of the acquisition by Lockheed Martin of the defense electronics business of Loral Corporation ("Loral"). Also included in the transaction is the acquisition of a semiconductor product line of another business and certain leasehold improvements in New York City.

     The Businesses are leading suppliers of sophisticated secure communication systems, microwave communication components, avionic and instrumentation products and other products and services to major aerospace and defense contractors as well as the U.S. Government. The Businesses operate primarily in one industry segment, communication systems and products.

     Substantially all the Business' products are sold to agencies of the United States Government, primarily the Department of Defense, to foreign government agencies or to prime contractors or subcontractors thereof. All domestic government contracts and subcontracts of the Businesses are subject to audit, various cost controls and include standard provisions for termination for the convenience of the government. Multi-year government contracts and related orders are subject to cancellation if funds for contract performance for any subsequent year become unavailable. Foreign government contracts generally include comparable provisions relating to termination for the convenience of the government.

     The decline in the U.S. defense budget since the mid 1980s has resulted in program delays, cancellations and scope reductions for defense contractors in general. These events may or may not have an effect on the Businesses' programs; however, in the event that expenditures for products of the type manufactured by the Businesses are reduced, and not offset by greater foreign sales or other new programs or products, or acquisitions, there may be a reduction in the volume of contracts or subcontracts awarded to the Businesses.

     The Businesses' operations, as presented herein, include allocations and estimates of certain expenses of Loral based upon estimates of services performed by Loral that management of the Businesses believe are reasonable. Such services include treasury, cash management, employee benefits, taxes, risk management, internal audit and general corporate services. Accordingly, the results of operations and cash flows as presented herein may not be the same as would have occurred had the Businesses been independent entities.

2.   Basis of Presentation

Basis of Combination

     The accompanying combined financial statements reflect the Businesses' assets, liabilities and operations included in Loral Corporation's historical financial statements that will be transferred to Newco. All significant intercompany transactions and amounts have been eliminated. The combined financial statements do not include the operations of telecommunications switch product line which will not be transferred and was exited in 1995. Also, the assets and operations of the semiconductor product line and certain other facilities which are not material to the Businesses have been excluded from the financial statements.

Allocation of Corporate Expenses

     The amount of corporate office expenses reflected in these financial statements has been estimated based primarily on the allocation methodology prescribed by government regulations pertaining to government contractors, which management of the Businesses believes to be a reasonable allocation method.

Income Taxes

     The Businesses were included in the consolidated Federal income tax return and certain combined and separate state and local income tax returns of Loral. However, for the purposes of these financial statements, the provision for income taxes was allocated based upon reported income before income taxes. Such provision was recorded through the advances from (repayments to) Loral account.

Interest Expense

     Interest expense has been allocated to the Businesses by applying Loral's weighted average consolidated interest rate to the portion of the beginning of the period invested equity account deemed to be financed by consolidated debt, which amount has been determined based on the Loral's debt to equity ratio on such date, except that the acquisition of Wideband Systems has been assumed to be fully financed by debt.

Statements of Cash Flows

     The Businesses participated in Loral's cash management system, under which all cash was received and payments made by Loral. All transactions between the Businesses and Loral have been accounted for as settled in cash on the date such transactions were recorded by the Businesses.

3.   Summary of Significant Accounting Policies

Contracts In Process

     Sales on long-term production-type contracts are recorded as units are shipped; profits applicable to such shipments are recorded pro rata, based upon estimated total profit at completion of the contract. Sales and profits on cost reimbursable contracts are recognized as costs are incurred. Sales and estimated profits under other long-term contracts are recognized under the percentage of completion method of accounting using the cost-to-cost method. Amounts representing contract change orders or claims are included in sales only when they can be reliably estimated and realization is probable. Incentive fees and award fees enter into the determination of contract profits when they can be reliably estimated.

     Costs accumulated under long-term contracts include direct costs as well as manufacturing, overhead, and for government contracts, general and administrative, independent research and development and bid and proposal costs. Losses on contracts are recognized when determined. Revisions in profit estimates are reflected in the period in which the facts which require the revision become known.

Depreciation and Amortization

     Depreciation is provided primarily on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. The excess of the cost of purchased businesses over the fair value of the net assets acquired is being amortized using a straight-line method generally over a 40-year period.

     The carrying amount of cost in excess of net assets acquired is evaluated on a recurring basis. Current and future profitability as well as current and future undiscounted cash flows, excluding financing costs, of the underlying businesses are primary indicators of recoverability. There were no adjustments to the carrying amount of cost in excess of net assets acquired resulting from these evaluations during the periods presented.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Businesses' management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant of these estimates and assumptions relate to contract estimates of sales and costs, cost allocations from Loral, including interest and income taxes, recoverability of recorded amounts of fixed assets and cost in excess of net assets acquired, litigation and environmental obligations. Actual results could differ from these estimates.

New Accounting Pronouncements

     Effective January 1, 1996, the Businesses adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 establishes the accounting standards for the impairment of long-lived assets, certain intangible assets and cost in excess of net assets and certain intangible assets to be disposed of. The impact of adopting SFAS 121 was not material.

     Effective January 1, 1994, the Businesses adopted Statement of Financial Accounting Standards No.112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires that the costs of benefits provided to employees after employment but before retirement be recognized on an accrual basis. The adoption of SFAS 112 did not have a material impact on the results of operations of the Businesses.

4.   Acquisitions

     Effective May 1, 1995, Loral acquired substantially all the assets and liabilities of the Defense Systems operations of Unisys Corporation, which included the Wideband Systems Division. The acquisition has been accounted for as a purchase. As such, the accompanying combined financial statements reflect the results of operations of the Wideband Systems Division from the effective date of acquisition, including the amortization of an allocated portion of cost in excess of net assets acquired resulting from the acquisition. Such allocation was based on the sales and profitability of the Wideband Systems Divisions relative to the aggregate sales and profitability of the defense systems operations acquired by Loral. The assets and liabilities recorded in connection with the purchase price allocation were $240,525 and $25,598, respectively.

     Had the acquisition of the Wideband Systems Division occurred on January 1, 1994, the unaudited pro forma sales and net income (loss) for the years ending December 31, 1995 and 1994 would have been $524,355 and $700, and $504,780 and ($963), respectively. The results, which are based on various assumptions, are not necessarily indicative of what would have occurred had the acquisition been consummated as of January 1, 1994.

5.   Operating Expenses

     The following expenses have been included in the statements of operations:

                                                                                                   Years Ended December 31,
                                                                                           ----------------------------------------
                                                                            Three
                                                                         Months Ended
                                                                        March 31, 1996            1995                 1994
                                                                     -------------------   -------------------  -------------------

     General and administrative expenses . . . . . . . . . . . . .         $23,558              $ 90,757              $74,205
     Independent research and development, and bid and proposal
       costs . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 5,587              $ 21,370              $19,491


6.   Income Taxes

     The provision for income taxes was calculated by applying Loral's statutory tax rates to the reported pre-tax book income after considering items that do not enter into the determination of taxable income and tax credits reflected in the consolidated provision which are related to the Businesses. It is estimated that deferred income taxes represent approximately $714,000, $2,857,000 and $4,060,000 of the provisions for income taxes reflected in these financial statements for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994. The principal components of deferred income taxes are contract accounting methods, property plant and equipment, goodwill amortization, and timing of accruals. Substantially all of the Businesses' income is from domestic operations.

     The following is a reconciliation of the statutory rate to the effective tax rates reflected in the financial statements:


                                                                                        Years Ended December 31,
                                                                      -------------------------------------------------------------
                                                                             1996                 1995                 1994
                                                                     -------------------   -------------------  -------------------

     Statutory Federal income tax rate . . . . . . . . . . . . . .           35.0%                35.0%                35.0%
     Research and development and other tax credits  . . . . . . .             --                (18.6)               (43.4)
     State and local income taxes, net of Federal income tax
       benefit and state and local income tax credits  . . . . . .            3.9                  (.3)               (15.5)
     Foreign sales corporation tax benefit . . . . . . . . . . . .           (2.2)                (3.0)               (13.6)
     Amortization of goodwill  . . . . . . . . . . . . . . . . . .            6.3                 35.1                 55.0
     Other, net  . . . . . . . . . . . . . . . . . . . . . . . . .           (5.1)               (13.6)                18.1
                                                                             ----                -----                -----
     Effective income tax rate . . . . . . . . . . . . . . . . . .           37.9%                34.6%                35.6%
                                                                             =====               =====                =====


7. Interest Expense

     Interest expense was calculated using the following balances and interest rates:

                                                                                                   Years Ended December 31,
                                                                                           ----------------------------------------
                                                                            Three
                                                                         Months Ended
                                                                        March 31, 1996            1995                 1994
                                                                     -------------------   -------------------  -------------------

     Invested Equity . . . . . . . . . . . . . . . . . . . . . . .         $453,062             $265,384             $267,291
     Interest Rate . . . . . . . . . . . . . . . . . . . . . . . .             7.40%                7.87%                6.56%
     Wideband Systems Allocated Purchase Price . . . . . . . . . .               --             $214,927                   --
     Interest Rate . . . . . . . . . . . . . . . . . . . . . . . .               --                 7.40%                  --

8.   Commitments and Contingencies

     The Businesses lease certain facilities and equipment under agreements expiring at various dates through 2011. Leases covering major items of real estate and equipment contain renewal and/or purchase options which may be exercised by the Businesses. Rent expense for the three months ended March 31, 1996 was $1,063. Rent expense for the years ended December 31, 1995 and 1994 was $4,276 and $4,027, respectively.

     Management is continually assessing its obligations with respect to applicable environmental protection laws. While it is difficult to determine the timing and ultimate cost to be incurred by the Businesses in order to comply with these laws, based upon available internal and external assessments, the Businesses believe that even without considering potential insurance recoveries, if any, there are no environmental loss contingencies that, individually or in the aggregate, would be material to the Businesses' operations. The Businesses accrue for these contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Businesses believe that it has adequately accrued for future expenditures in connection with environmental matters and that such expenditures will not have a material adverse effect on its financial position or results of operations.

     There are a number of lawsuits or claims pending against the Businesses and incidental to its business. However, in the opinion of management, the ultimate liability on these matters, if any, will not have a material adverse effect on the financial position or results of operations of the Businesses.


9.   Pensions and Other Employee Benefits

Pensions

     The Businesses participate in various Loral-sponsored pension plans both contributory and non-contributory covering certain employees. Eligibility for participation in these plans varies, and benefits are generally based on members' compensation and years of service. Loral's funding policy was generally to contribute in accordance with cost accounting standards that affect government contractors, subject to the Internal Revenue code and regulations thereon. Since the aforementioned pension arrangements were part of certain Loral defined benefit or defined contribution plans, no separate actuarial data was available for the Businesses. The Businesses have been allocated their share of pension costs based upon participation employee headcount. Net pension expense, which approximates the amount funded, included in the accompanying financial statements was $1,234, $4,391 and $3,150 for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively.

Postretirement Health Care and Life Insurance Benefits

     In addition to participating in Loral-sponsored pension plans, the Businesses provide certain health care and life insurance benefits for retired employees and dependents at certain locations. Participants are eligible for these benefits when they retire from active service and meet the pension plan eligibility requirements. These benefits are funded primarily on a pay-as-you-go basis with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions. Since the aforementioned postretirement benefits were part of certain Loral postretirement arrangements, no separate actuarial data is available for the Businesses. The Businesses have been allocated postretirement benefit costs based upon participant employee headcount. Postretirement benefit costs included in the accompanying financial statements were $402, $1,646 and $1,682 for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively.

Employee Savings Plans

     Under various employee savings plans sponsored by Loral, the Businesses matched the contributions of participating employees up to a designated level. The extent of the match, vesting terms and the form of the matching contribution vary among the plans. Under these plans, the matching contributions, in cash, common stock or both, for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994 were $634, $1,879 and $1,844, respectively.

10.  Sales to Principal Customers

     The Businesses operate primarily in one industry segment, electronic components and systems. Sales to principal customers are as follows:

                                                                                                         Years Ended
                                                                                                         December 31,
                                                                                           ----------------------------------------
                                                                            Three
                                                                         Months Ended
                                                                        March 31, 1996            1995                 1994
                                                                     -------------------   -------------------  -------------------

       U.S. Government Agencies  . . . . . . . . . . . . . . . . .         $ 94,993             $328,476             $160,068
       Foreign (principally foreign governments) . . . . . . . . .           16,838               62,549               65,883
       Other (principally commercial)  . . . . . . . . . . . . . .           20,369               57,140               57,178
                                                                           --------            ---------            ---------
                                                                           $132,200             $448,165             $283,129
                                                                           ========            =========            =========

Foreign sales comprise the following:

                                                                                                         Years Ended
                                                                                                         December 31,
                                                                                           ----------------------------------------
                                                                            Three
                                                                         Months Ended
                                                                        March 31, 1996            1995                 1994
                                                                     -------------------   -------------------  -------------------
     Export sales
       Asia  . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 4,056              $ 19,248              $30,790
       Middle East . . . . . . . . . . . . . . . . . . . . . . . .           3,648                 4,147                6,035
       Europe  . . . . . . . . . . . . . . . . . . . . . . . . . .           6,275                26,283               18,368
       Other . . . . . . . . . . . . . . . . . . . . . . . . . . .           2,859                12,871               10,690
                                                                           -------              --------              -------
       Total foreign sales . . . . . . . . . . . . . . . . . . . .         $16,838              $ 62,549              $65,883
                                                                           =======              ========              =======



11.  Related Party Transactions

     The Businesses had a number of transactions with Loral and its affiliates. Management believes that the arrangements are as favorable to the Businesses as could be obtained from unaffiliated parties. The following describe the related party transactions.

     Loral allocated certain operational, administrative, legal and other services to the Businesses. Costs allocated to the Businesses were $1,827, $6,535 and $5,123 for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively. The Businesses sold products to Loral and its affiliates. Net sales to Loral were $14,840 for the three months ended March 31, 1996 and were $54,600 and $28,542 in 1995 and 1994, respectively. Net sales to Space Systems/Loral were $2,471 for the three months ended March 31, 1996 and were $4,596 and $1,678 in 1995 and 1994, respectively. Net sales to K&F Industries were $1,173 for the three months ended March 31, 1996 and were $2,415 and $3,962 in 1995 and 1994, respectively.

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.
                              _________________________


                                  Table of Contents
                                                                       Page

     Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . .   4
     Risk Ractors  . . . . . . . . . . . . . . . . . . . . . . . . . .  21
     Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . .  34
     Unaudited Pro Forma Condensed Consolidated (Combined)
          Financial Statements   . . . . . . . . . . . . . . . . . . .  35
     Selected Financial Information  . . . . . . . . . . . . . . . . .  40
     Management's Discussion and Analysis of
          Financial Condition and Results of Operations  . . . . . . .  44
     Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
     The Transaction . . . . . . . . . . . . . . . . . . . . . . . . .  80
     Certain Relationships and Related Transactions  . . . . . . . . .  82
     Management  . . . . . . . . . . . . . . . . . . . . . . . . . . .  84
     Ownership of Capital Stock  . . . . . . . . . . . . . . . . . . .  91
     Description of Senior Credit Facilities . . . . . . . . . . . . .  91
     Description of the Exchange Notes . . . . . . . . . . . . . . . .  94
     Certain United States Federal Tax Considerations  . . . . . . . . 136
     Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . 136
     Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . 138
     Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 138
     Index to Financial Statements . . . . . . . . . . . . . . . . . . 139

                                     Prospectus










                            L-3 Communications Corporation






                         10 3/8% Series B Senior Subordinated
                                    Notes Due 2007








                                    LEHMAN BROTHERS